U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 5
                                       To
                                   FORM 10-SB


                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                 or 12(g) of the Securities Exchange Act of 1934

                               CYPOST CORPORATION
                 ----------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                       Delaware                        98-0178674
        ----------------------------------------   -------------------
            (State or Other Jurisdiction of         (I.R.S. Employer
             Incorporation or Organization)         Identification No.)

                 900-1281 West Georgia Street

                           Vancouver, British Columbia              V6E3J7
        ----------------------------------------   -------------------
        (Address of Principal Executive Offices)       (Zip Code)

                                  (604)904-4422
              ----------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)

        Securities to be registered pursuant to Section 12(b) of the Act:

           Title of Each Class         Name of Each Exchange on Which
           to be so Registered         Each Class is to be Registered
           -------------------         ------------------------------

                  None                               None
           -------------------         ------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                 ----------------------------------------------

               INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Business.

      (a)  Business Development.


     CyPost Corporation (hereinafter referred to as the "Registrant", the "Issuer", or as "CyPost") was chartered in Delaware on September 5, 1997. The original name was "E Post Corporation" but shortly after its formation it changed its name to minimize potential trademark difficulties with third parties. From its inception CyPost was headquartered in Vancouver, British Columbia but in order to access U.S. capital and product markets it was organized as a Delaware corporation. On the same date as its original date of charter, ie. September 5, 1997, it also organized a separate wholly owned U.S. subsidiary, CyPost USA, Inc. CyPost Corporation was chartered to engage in any lawful activity in which Delaware corporations may engage but it was intended that it act primarily as a holding company with its business operations conducted through one or more subsidiaries, either in Canada, the United States or elsewhere. CyPost acquired a second subsidiary, ePost Innovations, Inc. ("ePost Canada"), a British Columbia corporation, Mushroom Innovations, Inc. ("MII"), also a British Columbia corporation on September 15, 1997. At the time of this acquisition, ePost Innovations, Inc. possessed certain intellectual property rights and by virtue of the acquisition, CyPost indirectly acquired these intellectual property rights. Neither CyPost, CyPost USA nor ePost Canada had commenced substantial business operations at this time and therefore all were considered "development stage companies". Under the terms of the ePost Canada transaction, CyPost acquired all the issued and outstanding shares of ePost Canada from MII, and in return issued 2,000,000 of its pre-split, or 3,000,000 of its post-split shares to MII.

     On  October  29,1998,  CyPost  acquired  all  of the issued and outstanding capital stock of Communications Exchange Management Inc. ("CEM"), a British Columbia corporation, also from MII in exchange for 4,180,000 pre-split, or 6,270,000 post-split shares of CyPost common stock. Both CEM and CyPost were still development stage companies at the time of this acquisition. CEM remains a wholly-owned subsidiary of the Registrant. In addition, shareholders of MII were also shareholders of the Registrant at the time of the CEM acquisition. CyPost acquired CEM for the itellectual property that CEM possessed. Currently the encryption technology and software code that was acquired from CEM is required to build the Navaho family of products. Further details regarding the CyPost Canada and CEM acquisitions are set forth in "Item 7. Certain Relationships and Related Transactions". CyPost remained a development stage company until the first quarter of 1999 when it began to offer the first of its "Navajo" software encryption products. In February 2000, CyPost acquired Playa Corporation, a Japanese-based provider of electronic instant messaging services. Through various acquisitions, CyPost conducts its business through the subsidiaries listed on Exhibit 21.Today, CyPost conducts, through its subsidiaries, business operations in Canada, the U.S. and Japan. Unless otherwise noted herein, all dollar amounts refer to U.S. Dollars ("USD$")--not Canadian Dollars. In February 2000, CyPost acquired Playa Corporation, a Japanese- based provider of electronic instant messaging services. Through various acquisitions, CyPost conducts its business through the subsidiaries listed on Exhibit 21.


     (b)  Business  of  the  Issuer.


     The Issuer is a holding company, the principal assets of which consist of the capital stock of the subsidiaries listed on Exhibit 21. To date, the Issuer, through its operating subsidiaries, has been largely involved in three separate, but complementary businesses, i.e.(i)the development and sale of software products using email encryption to enhance user security and convenience ("Software Products"), (ii) providing internet connection services to subscribers and (iii) providing instant messaging and electronic greeting card services. (Unless otherwise qualified herein, the term "Company" shall be used to refer to the business operations of the Registrant and its subsidiaries.) The Company is currently offering two versions of its "Navaho" software encryption programs (Navaho Lock with Voice (Paid and Promotional) and , Navaho Zipsafe.) The Company is developing or partnering with a number of companies to provide products and services to its Internet Service provider customers through an application server model which promotes server level distribution of products rather than end user solutions. On February 23, 2000, the Company completed the acquisition of Playa Corporation developers of the "Yabumi" instant messaging and e-greeting card service. The "Yabumi" community of users numbers approximately 85,000 and is located primarily in Japan.


     Markets  for  Software  Products.

     The Company has developed the Navaho family of software products for the following markets:

          1) Personal Use--consumers who have little or no technical knowledge of computers and computer programs but who wish to keep electronic correspondence private.

          2) Professional Use--professional business users such as attorneys, accountants, medical doctors, as well those who need secure communication capability while traveling

          3) Small Businesses--companies between 10-50 employees with a small, or no Information Services department and who operate out of a single location the Company is developing software for a fourth target audience:

          4) Enterprise--large businesses with more than 50 employees and who use corporate intranets including LAN's and WAN's, Extranets, and government institutions


Products     Over  the  last  two years, the Company has discussed offering five
(5) different security encryption software products each of which bear the name "Navaho". These have been re-clarified and re-grouped, changing the total to two (2)product offerings. (See discussion of these under "Status of any publicly announced new product or service").


Distribution  Method  of  Software  Products  and  ISP  Service.

     The CyPost family of Software Products are delivered digitally over the Internet. CyPost's website, www.cypost.com, offers a full description of its products and the chance for viewers to make a "cyber-purchase " of its software. In addition, consumers are able to purchase products directly from popular online retail sites such as www.beyond.com, and www.futureshop.com to name a few. CyPost has entered into a distribution agreement with Digital River, Inc., a company that provides proprietary software delivery technology to more than 2000 software publishers and online retailers. The Company has also negotiated with several distribution competitors of Digital River, Inc. who offer similar capabilities including ReleaseNow.com, NetSales, Inc. and ShopNow.com. The Company estimates that its Navaho products are currently available at more than 1000 secure websites.

     CyPost's acquisition strategy includes the acquisition of Internet Service providers with a target of acquiring 50,000-100,000 subscribers to add to its approximately 20,000 existing subscribers. This network of service provider subscribers become a direct marketing and distribution channel for CyPost. The Company plans to market the Navaho family of products including Navaho Lock with Voice (Promotional) (formerly called Navaho Express ) to its ISP client base in early 2000. CyPost will also distribute a line of privacy and protection solutions through industry partnerships such as content management solutions and anti-virus protection.

     Further to the ISP distribution network, the Company plans to secure a relationship with a major advertising firm to work as representatives of the aforementioned Navaho Express, the promotional version of the Navaho products. The Company has spoken with several advertising firms, but has not entered into any definitive agreements. A relationship with an advertising firm, if consummated, would leverage the advertising firm's client base and their need for one to one marketing tools.

Status of any publicly announced new product or service. CyPost has announced and or marketed the following products, over the last two years:


Navaho  Lock  (version 2.x)
Navaho Lock with Voice (Paid & Promotional)
Navaho Viewer
Navaho ZipSafe
Navaho  Office  Edition (currently in development)

Early  Versions  of  Software

     Navaho Lock version 2.x: Navaho Lock 2.x was the first generation of Navaho products and have now been superceded by Navaho Lock with Voice. These early versions of Navaho Lock software enabled consumers to send and receive secure email and attachments such as documents, spreadsheets, digital sound files, and business presentation. The program (many of the features available now in the successor products) is intuitive, simple to operate, and exceptionally fast. The product's unique combination of features include: full integration with all major e-mail programs; built-in file compression for faster transmission times; a user-friendly GUI (Graphical User Interface); and CyPost's exclusive "drag-and-drop" feature that enables users to encrypt and compress files simply by dragging and dropping them into an encryption field. Users can select the strength of privacy protection according to their needs, by simply specifying 40-, 56-, 112-, 128-, or 3DES 168-bit encryption algorithms.


     Navaho Lock version 2.x uses private key, or symmetric key, encryption. Many regard this as superior to public key encryption. In comparison, the largest-selling competing software relies on an "asymmetric" method of encryption commonly known as "public/private key". In a public/private key approach, a publicly available algorithm is used in combination with two corresponding private keys that generally must be issued by a third party. Not only is public key encryption notoriously slow (approximately 1,000 times slower than symmetrical encryption), but the approach also exposes users to the additional costs and risks involved in relying on a third party to verify the identity of the sender.


Navaho Viewer: Navaho Viewer provided an alternative for those consumers Who did not want to purchase a full working copy of Navaho Lock 2.x, but who required the ability to read encrypted files sent to them by friends or colleagues. Navaho Viewer was available for download free at CyPost's web site and numerous shareware web sites on the Internet. This product is no longer offered, as the company has a free version of Navaho Lock with Voice available to anyone who wants to view received Navaho email packages.

Software  currently  offered  by  CyPost

     Navaho Lock with Voice (Paid and Promotional): Released in March 2000, Navaho Lock with Voice software is the successor to Navaho Lock v2.x above (Section named "Early Versions of Software"). Incorporating all the unique combination of features (show below) of CyPost's original product, Navaho Lock with Voice allows the user to send and receive compressed and encrypted document packages, as well as private voice messages, over the Internet.

The product's unique combination of features include: full integration with all major e-mail programs; built-in file compression for faster transmission times; a user-friendly GUI (Graphical User Interface); and CyPost's exclusive "drag-and-drop" feature that enables users to encrypt and compress files simply by dragging and dropping them into an encryption field. Users can select the strength of privacy protection according to their needs, by simply specifying 40-, 56-, 112-, 128-, or 3DES 168-bit encryption algorithms.

     Navaho Lock family of products uses private key, or symmetric key, encryption. Many regard this as superior to public key encryption. In comparison, the largest-selling competing software relies on an "asymmetric" method of encryption commonly known as "public/private key". In a public/private key approach, a publicly available algorithm is used in combination with two corresponding private keys that generally must be issued by a third party. Not only is public key encryption notoriously slow (approximately 1,000 times slower than symmetrical encryption), but the approach also exposes users to the additional costs and risks involved in relying on a third party to verify the identity of the sender.


Summary  of  new  features  include:

     o     Ability  to  send  and  receive  encrypted  Voice  E-mail

     o     Addition  of a shredder for securely deleting data from the hard disk

     o A new and improved streamlined user interface for greater ease of use

     o     Numerous  changes  to  increase  user productivity and maximize usage


Navaho Lock with Voice consists of two products, one paid and the other promotional. The paid version retails in the same channels as Navaho Lock 2.x for $49.95 US. Navaho Lock with Voice (Promotional) differs from Navaho Lock with Voice (Paid) in that it is distributed to users free of charge in exchange for users agreeing to view advertising supplied within. The paid version retails at www.cypost.com. The Promotional version is available at www.cypost.com and other download sites on the web. (e.g. zdnet.com, download.com, fileworld.com)

Navaho Lock with Voice (Promotional) {product renamed prior to market release from Navaho Express. It should be noted that this product has replace and made Navaho Viewer obsolete}: This released product name of the promotional version of the single user Navaho Lock with Voice product , was used until late 1999 however 'Navaho Express' is no longer being used. Now referred to as 'Navaho Lock with Voice (Promotional)', it offers a unique one to one marketing opportunity for any business concerned about their clients' privacy and protection. This product integrates the functionality of Navaho Lock with Voice and a promotional HTML window allowing the sponsor company to communicate offers and promotions directly to their client base. There are no differences (except for the upgrades that occur in any software development process) except in name between Nahavo Express and Navaho Lock Promotional.

     Navaho ZipSafe: (released in March 1999) This file-security software, designed to ensure the privacy of data on laptops and home PCS, is an extension of CyPost's Navaho product line.

        Utilizing the same advanced encryption and compression technology used in Navaho Lock and offering comparable ease-of-use features (including a user-friendly GUI and similar "drag-and-drop" methodology), ZipSafe has the ability to encrypt and then condense files by as much as 70% in a matter of seconds. This product enables users to secure all computer files, folders, and directories on a local hard drive such as that found on a laptop computer. Navaho ZipSafe is available on a free thirty (30) day trial basis at the CyPost owned website www.cypost.com, as well as zdnet.com, download.com and winfile.com and for immediate purchase for $19.95 USD, at beyond.com, shop.tucows.com and digitalriver.com.


Products  under  Development

Navaho Lock Office Edition: On March 24 1999, CyPost announced the commencement of development of its office edition. The product concept is still under development, but temporarily on hold with the focus devoted to the launch and market development of Navaho Lock with Voice (paid and promotional).

     Competitive  Encryption  Products

CyPost's Navaho line of privacy and protection solutions faces competition from a number of rival products. The largest and most noteworthy competitors are:
NETWORK ASSOCIATES INC., INVISIMAIL INTERNATIONAL LTD., and BALTIMORE. The following table compares these products to Navaho Lock with Voice version 3.0. All information was gathered from the respective company web sites and September 1, 1999 issue of PC Magazine.

Table  2.  Comparative  Analysis  of  Navaho  Lock  with  Voice  3.0


PRODUCT                      NAVAHO LOCK          PGP DATA         RPK INVISIMAIL    MAILSECURE 2.4
                           WITH VOICE  3.0     SECURITY SUITE        DELUXE 4.0
                                                    6.53
COMPANY . . . . . . . . .  CYPOST CORP.      NETWORK ASSOCIATES   INVISIMAIL INTL.   BALTIMORE
PRICE . . . . . . . . . .  $          49.95  $            $84.00  $           44.99  $         49.95
KEY STRENGTH. . . . . . .        40/168 BIT        1024-4906 BIT       607-1279 BIT     128/2048 BIT
                           SECRET KEY        PUBLIC KEY           PUBLIC KEY         PUBLIC KEY

VOICE EMAIL . . . . . . .  Y                 N                    N                  N
DOCUMENT SHREDDER . . . .  Y                 Y                    Y                  N
ENCRYPTION METHOD . . . .  SYMMETRIC         ASYMMETRIC           ASYMMETRIC         ASYMMETRIC
FILE COMPRESSION. . . . .  Y                 N                    Y                  N
DRAG & DROP ENCRYPTION. .  Y                 Y                    N                  N
EXPORTABLE OUTSIDE US . .  Y                 Y                    N                  N
X.509 CERTIFICATE SUPPORT  N                 Y                    N                  Y


Key Lengths With Similar Resistance to Brute-Force Attacks

The following table compares symmetric key encryption (method used by Navaho Lock with Voice) against brute-force attacks, defined as an attacker/hacker trying every possible key until the right one is found. You will note asymmetric ciphers typically require significantly longer keys to provide the same level of security as symmetric ciphers. Therefore the system used by Navaho products utilizes less computing power to accomplish the same level of security, in less time. All other products compared above use assymetric key encryption, illustrating a clear advantage for the Navaho line of products.


Symmetric Key Length  Public Key Length
56 bits                                   384 bits
64 bits                                   512 bits
80 bits                                   768 bits
112 bits                                  1792 bits
128 bits                                  2304 bits
168 bits                                  3840+ bits

NETWORK ASSOCIATES INC. (Nasdaq: NETA), a public company headquartered in Santa Clara, California is the world's largest independent network security and management software company, and the eighth largest independent software company with more than 60 million users worldwide, $683 million in revenue in fiscal
1999,  and  over  2700  employees  worldwide.

According to claims made on the Company web site, NETWORK ASSOCIATES has the largest market share of email encryption software, with its PGP software being the most well-known email encryption software program currently on the market.
PGP DATA SECURITY SUITE ($84.00) is available for purchase at the Network Associates owned web site www.pgp.com as well as other online vendor sites.
                              -----------

Notable differences between PGP DATA SECURITY SUITE 6.53 and Navaho Lock with Voice 3.0 are: 1) the lack of voice capability in PGP, 2) the lower purchase price of Navaho Lock with Voice, 3) built in file compression in Navaho Lock with Voice 3.0, and 4) use of symmetric key encryption in Navaho Lock with Voice.

BALTIMORE (Nasdaq: BALT), formerly BALTIMORE TECHNOLOGIES, is a public company with regional headquarters in Dublin (Ireland), Needham (Massachusetts) and Sydney (Australia), develops and markets security products and services for a wide range of e-commerce and enterprise applications. Its products include
Public Key Infrastructure (PKI) systems, cryptographic toolkits, security applications and hardware cryptographic devices.

BALTIMORE was formed by the merger in January 1999 of Baltimore Technologies Limited and Zergo Holdings plc. Baltimore now employs nearly 700 people in over 26 global locations. The company reported unaudited pro forma group revenues for the 12 months to 31 December 1998 of $30 million (More recent financial figures were not available from the company web site nor www.freeedgar.com).

BALTIMORE'S email encryption software, named MAILSECURE is an S/MIME plugin for Microsoft email clients, Lotus Notes and Eudora. Unlike Navaho Lock with Voice, MAILSECURE is 1) based on public key infrastructure technology, 2) does not have built in voice email capability and 3) lacks the ability to securely delete documents via a document shredder.

INVISIMAIL INTERNATIONAL LTD., founded in 1997, specializes in secure Internet commerce and communications solutions for a wide range of applications. Developed using RPK SECURITY, Inc.'s core technology, the RPK ENCRYPTONITE Engine , the INVISIMAIL range of products supports secure message-based applications including Client Services, E-Commerce, and EDI.

INVISIMAIL INTERNATIONAL LTD., email encryption program called INVISIMAIL DELUXE automatically encrypts and decrypts e-mail using 607-1279bit public/private key encryption and signs files using DSA Digital File Signing. The program was selected in the September 1999 issue of PC Magazine as the Editors Choice for email encryption.

     Market  -  ISP  Division

     CyPost Network of Service Providers: Through ISP acquisitions, CyPost has established approximately 20,000 ISP subscribers to date. The Company hopes to acquire a target of 50,000 to 100,000 ISP customers. Its goal is not to establish itself as a competitor of the large service providers, including telecommunication and cable companies, but rather to establish a niche market in response to the growing concerns for privacy and protection. The CyPost network offers a range of services including connectivity services, server co-locations, web hosting, email services (listservs for corporate emailings) as well as lump sum payments for custom programming and other specific projects. These services will be extended to include privacy and protection solutions such as the previously mentioned content management and anti-virus solutions as well as a number of other consulting services for network security issues. The Company has a vendor arrangement with UUNet Canada to provide connectivity across the country and plans to enter into a similar arrangement in the U.S. These arrangements allow the CyPost Network of Service Providers to focus on excellent customer service and security solutions rather than merely providing points of connectivity. The 'niche' market that the Company hopes to serve will focus on end to end secure communication services and solutions for small to medium sized businesses. These customers tend to require additional services (as smaller companies are less likely to have dedicated individuals to manage networking issues, web programming, and other technical issues). CyPost does not believe that larger ISPs will fail to address security issues altogether.
The company does believe that its focus on customer service for smaller businesses and security will allow it to provide a greater range of security products and services to its smaller client base.

     Competition  -  ISP  Division

     The CyPost Network of Service providers operates in the growing and extremely competitive Internet services market. According to a December 1999 report by International Data Corporation, America Online and UUNet still have a commanding lead over their competitors in their ISP market segments (consumer and business access, respectively). Moreover, the U.S. ISP market is projected to increase at a 27.9% compound annual growth rate from $17.1 billion in 1999 to $60.5 billion in 2004. The overall market will be driven by wholesale and value added services. Wholesale services' revenue will be highest in the early part of the forecast period, and value-added services, led by Web hosting , will accelerate in 2001 and 2002. Business access services will increase at a brisk pace throughout the forecast period. Consumer Internet access services will continue to grow but at a slower rate than the other market segments.

     Our competitors in connectivity, wholesale services and value added services include many large companies that have substantially greater market presence, financial, technical, marketing and other resources than we have. The Company competes directly or indirectly with the following types of companies:

     - established online services, such as America Online, the Microsoft Network, Earthlink and Prodigy;

     -     local,  regional  and  national  ISPs;

     -     national  telecommunications  companies,  such  as  AT&T  and  GTE;

     -     regional  Bell  operating  companies;  and

     -     online  cable  services.

     Competition in the future is likely to increase and we believe this will happen as diversified telecommunications and media companies acquire ISP's, and as ISP's consolidate into larger, more competitive entities.

     Competitors may bundle security services and products with Internet connectivity services, potentially placing the CyPost Network of Service providers at a significant competitive disadvantage. In addition, competitors may charge less than we do for Internet services, forcing us to reduce and/or prevent us from raising our fees. Subsequently future revenue growth and earnings may suffer. CyPost will attempt to compete against such companies by offering a combination of proprietary software as well as software from partners to its ISP subscribers. While other larger ISPs offer some security solutions (many are offering client-end filtering as an example) CyPost is reviewing the entire spectrum of products and services available in house or through partnerships, to ensure the CyPost Network of Service Providers have a thorough selection of security options to utilize or choose from. Specifically, CyPost can offer its subscribers anti-virus filtering at the server level, content management filtering (through an arrangement with LogOn Data's Xstop), proprietary email security products (Navaho product line), secure transaction solutions (custom programming) and soon to be delivered, secured instant messaging (Yabumi). Email encryption is merely one piece of the larger security product line available or soon to be available to the CyPost Network of Service Providers.

     Government  Regulation

     The Company believes that the design features of the Navaho products are unique in connecting to existing Crypto Service Providers and using them without itself containing any direct encryption coding. Because of this feature, the Navaho products fall outside of government regulations such as the munition or export laws that previously restricted other forms of software encryption programs. The term "crypto service provider" is short for "cryptographic service provider" and refers to the computer language by which cryptographic standards and algorithms are implemented or used. Different "crypto service providers " use different programming assumptions and data formatting protocols. Thus one software encryption program may work well one type of crypto service provider but not necessarily work well with another type. The result is that it is difficult to design encryption software that will be readily compatible with the widely varying crypto service provider formats/protocols which are in use today in today's digital communication environment. In contrast, CyPost's "Navaho" family of Software Products is readily compatible with a broad range of provider formats/protocols.

     Dependence  on  Key  Customers

The Company derives the majority of its revenues from its ISP and electronic messaging operations and as such enjoys the benefit of a broadly diversified customer base of approximately 115,000 located throughout Ontario, the Canadian and Pacific Northwest and in Japan.

     With respect to its direct software sales which comprised approximately 1.5% of its 1999 revenues, the Company has derived a significant portion of its sales revenues from a "Preferred Provider Contract". Under this March 1999 agreement, the Canadian Bar Association, British Columbia branch will license 250 copies of Navaho Lock and Navaho ZipSafe. In addition, clients of these bar members will be able, for a fee, to license their own versions of these programs. This contract accounts for a significant portion of the Company's Software Products revenues to date.

     The Company is actively seeking to broadly market its products and has taken a number of steps to actively market its products including use of a variety of print and communications media to build consumer awareness such as direct mailings, featured appearances of Company personnel on various television and radio shows broadcast in the U.S. and Canada (Caspar Weinberger's World Business Review, Dave Chalk's Computer Show; Dotto's Cafe, CKNW radio and CKWX radio), and features in selected magazines (Security Magazine, PC Magazine Online, Portable Computing, PC Magazine OnLine, Portable Computing , Computer Paper, and Canadian Bar).

     The Company has hired a director of marketing and anticipates hiring a director of sales in the near future. In addition, during 1999 the Company concluded acquisitions of five internet service providers. See "The 1999 Acquisitions and the Company's Broadened Strategic Focus".


     Research  and  Development


     The Company has abandoned its former development of the CyPost Terminal, a type of communications software designed to operate on a remote terminal network. Since December 1998, the Company has focused its research and development efforts on refinements and/or improvements to its Software Products. The Company has introduced five(5) versions of its "Navaho" encryption software during 1999. It is currently developing English and other language versions of the "Yabumi" Instant Messaging software which it acquired when it bought Playa Corporation in February of 2000. Any monies expended on research and development will be absorbed directly by the Company and cannot be "passed through" to customers in the form of any "cost plus" type of contract.

     The  1999  Acquisitions  and  the  Company's  Broadened  Strategic  Focus

     The Company has acquired five (5) internet service providers during 1999. Prior to this time, the company did not provide ISP services.


     Acquisition  of  Hermes  Net  Solutions,  Inc.  and  Intouch Internet Inc.:
Effective June 30, 1999, the Company purchased all the issued and outstanding shares of Hermes Net Solutions, Inc. for a total cash consideration of $528,000 USD,of which $453,000 was paid on closing and $75,000 USD holdback was paid to the seller in December 1999, as defined in the purchase agreement. Also effective June 30, 1999, the Company purchased all the issued and outstanding shares of Intouch.Internet Inc. for a purchase price of $293,000 USD. The consideration for this purchase consisted of cash of $265,000 USD and the issuance of 6,570 pre-split, or 9,855 post- split, common shares valued at $28,000 USD. Both acquisitions have been accounted for by the purchase method of accounting. In both acquisitions, the net assets acquired included goodwill and customer lists which will be amortized over three years on the straight line basis.


     Acquisition of NetRover Inc. and NetRover Office Inc.: On October 4, 1999, the Company purchased all the issued and outstanding shares of NetRover Inc. and NetRover Office Inc. for a purchase price of $2,700,000 USD. The purchase price was satisfied by a cash payment of $2,000,000 USD, and the issue of 219,000 post-split common shares valued at $680,000 USD. These purchases have been accounted for under the purchase method of accounting.

     Acquisition of Connect Northwest and Internet Arena: On October 24, 1999, the Company purchased the assets of the business of Connect Northwest for a net purchase price of $1,400,000 USD. The purchase price was satisfied by a cash payment of $670,000 USD and the issuance of 147,985 of the Company's common shares. On November 9, 1999, the Company purchased the assets of the business of Internet Arena for a purchase price of $600,000 USD. The purchase price was satisfied by a cash payment of $242,000 USD, the issuance of 100,698 of the Company's post-split common shares, and a deferred cash payment of $58,000 USD due in January, 2000. These purchases have been accounted for under the purchase method of accounting.

     ISP's provide several complementary features to CyPost's business strategy. CyPost gains the advantage of an existing client base who, it is hoped, will become significant purchasers of encryption products while the ISP gains the ability to work hand-in-hand with an encryption services provider. Also, much of an ISP's business is service-based and based on nine months of operating history have provided predictable cash flows. CyPost has undertaken negotiations to license software which will protect against virus transmission at the ISP level and is developing programs to regulate content and provide "Family Safe Surfing" at the Server level.


     The ISPs generate monthly revenues from connectivity services, server co-locations, web hosting, email services (listservers for corporate emailings) as well as lump sum payments for custom programming and other specific projects. An example of custom or specific projects is Hermes generating revenue from creating a secure area on a web site for a graphic design firm's clients to view their works in progress, without fear of competitor's eyes. The bulk of the revenue can be attributed to connectivity currently, although the entire CyPost Network of Service Providers is moving towards focusing on the custom projects, web hosting and server co-location, anticipating a strong hold over connectivity by the larger ISPs in a few years time. CyPost is also actively seeking further opportunities to ally with ISP's and other cyber-businesses both within North America and abroad. A brief survey of the various members of the CyPost Network of Service Providers is provided below:


The company incurred the following costs for software development for the year-ended December 31, 1998 and December 31, 1997, $150,382 and $16,878,
respectively.


Hermes  Net  Solutions

Based in Vancouver, British Columbia, Hermes services 800 business clients. They offer a range of service from connectivity (variety of dial up speeds to ADSL), server co-location, web hosting, custom programming and email services.

InTouch  Internet,  Inc.

Based in Vancouver, British Columbia, InTouch has 2000 residential/Small Office Home Office ("SoHo") clients. InTouch has an excellent "community" feel, and is primarily focused on dial up connectivity, basic web hosting and email services.

Hermes and InTouch have been integrated (staffing and technically) and essentially run as a single unit.

NetRover  Inc.


NetRover, based in Toronto and Chatham, Ontario, is the largest of CyPost's ISPs. Currently with 14,000 residential and small business clients, NetRover offers inexpensive packages focusing on web hosting and dial up as well as some server co-location. NetRover's management offers CyPost experience with integrating ISPs (they had completed 3 acquisitions when we purchased them in October 1999). NetRover has a division called NetRover Office Inc. which focuses more specifically with the Company's business clientele. NetRover currently offers dial up service with the network infrastructure hosted through UUNet in Canada at a cost of $9.50 CDN per user, and has dial up availability across Canada. With this national reach, CyPost will use the NetRover brand for expansion.


Connect  Northwest

CNW, based in Mt. Vernon and Seattle, Washington, has over 1800 business and residential services. More focused on custom work, CNW's management experience includes ethical hacking and other security monitoring. CNW also offers web hosting, dial up and DSL connectivity to its clients.

Internet  Arena

Internet Arena, based in Portland, Oregon, with 1500 primarily residential/SoHo clients, offers a similar range of services to InTouch Internet. Internet Arena was a strategic acquisition geographically as it opened up the Pacific Northwest and a link to the large California market.


     On  February  23,  2000,  the  Company  concluded  the  purchase  of  Playa
Corporation, the developers of YABUMI instant messaging and e-greeting technologies. YABUMI is based in Japan and with its 85,000 current users offers a promising opportunity for both community-building as well as rolling out an integrated and private solution for instant messaging using the existing messaging technology as the base. The purchase price was $3,000,000 with $300,000 being paid in cash with the balance paid in 771,426 shares.


     The Yabumi website at Yabumi.com currently generates over 500,000 visitors per month and offers several "value added" communications services. Yabumi "Instant Messaging" Software allows users to instantly receive ecommunications by way of a desktop notification. This allows message recipients to bypass the need for frequent checking of email mailboxes and permits "real time messaging". The Yabumi software to do this, Yabumi v.2.1, is available via a free download and can be downloaded in approximately 2 minutes or less by a user using a 56K modem. In keeping with CyPost's design philosophy, the software is easy to install and its user interface is extremely "user friendly". In addition to its ease of use, the program also features real time chat line capabilities and will easily allow attachment of files and URL's. The number of Yabumi users has grown by approximately 25% during the last 3 months of 1999 and CyPost anticipates that an additional 100,000 Japanese users may be added by the end of 2000. Yabumi is particularly popular among young Japanese women who are a demographically important group for marketing purposes, as they are considered to be more receptive to innovative e-communications products and therefore are more likely to be users of products like Yabumi. The Company has recently introduced a MacIntosh-compatible version of its "Instant Messaging Software" as well as a "Business to Business" version designed for use in a networked computing environment.

     CyPost believes that the Yabumi software can be readily "localized" for use in English- language and other cultural settings. The task of translating and making the software compatible with existing CyPost technology. has already begun and will use both internal and outsourced software development personnel. CyPost anticipates that English-language versions of the Yabumi technology will be developed during the first six months of 2000 and will be available for product introduction during the second half of 2000.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     General: End of development stage activities and commencement of business operations


     Cypost produces and markets computer privacy protection technologies and provides Internet conductivity to business and residential customers. From the Company's inception date until approximately mid-March of 1999, the Company was considered a development stage enterprise. Since that time, the Company has (i) discussed five (5) software encryption products under its "Navaho" trademark, the company is currently marketing two (2) products, (ii) acquired two Internet service providers during the nine-month period ending September 30, 1999, (iii) acquired three additional ISPs since September 30,1999, and (iv) acquired Playa Corporation, the developers of "Yabumi" instant messaging and greeting card services on February 23, 2000.


     Because the Company is an early stage in its business operations its revenues are subject to wide variation from quarter to quarter. In addition, the Company is electing to pursue a strategy of growing through acquisition. The size and timing of acquisitions, both past acquisitions and possible future acquisitions has been and will be affected by a number of factors which are hard to predict and many of which are beyond the Company's control. Because of these factors, the results of operations discussed below are unlikely to be an accurate indication of future performance and should be viewed with considerable caution.

     Results of operations for the three months and nine months ended September 30, 1999

     Substantially all of the Company's revenue, approximately 99%, is earned from its' ISP operations during the three months and nine months ended September 30, 1999. These revenues are attributable entirely to the operations of the two Internet service provider companies (Hermes Net Solutions Inc. and Intouch.Internet Inc.) which the Company acquired on June 30,1999. The Company generated revenue of $185,670 for the three months ended September 30, 1999 and $197,068 for the nine months ended September 30, 1999. The Company had no revenues for the corresponding periods of the prior year as the Company was in the development stage and had no revenue operations.


     Direct costs, which consist of telecommunications charges in respect of providing internet connection services to customers, of $49,275 were incurred in the three months and nine months ended September 30, 1999 resulting in a margin of $136,395 (73%) for the three months and $147,793(75%) for the nine months ended September 30, 1999. Selling, general and administrative expenses of $432,521 and $1,167,442 for the three months ended and nine months ended September 30, 1999, respectively includes $9,590 and $261,093 for sales and marketing, $381,083 and $406,193 for salaries and benefits, $38,500 and $137,778 for professional services, and $3,348 and $362,378 for general and administrative expenses. Legal and professional fees, which were incurred primarily for the filing of registration statements and corporate matters amounted to $27,556 and $137,778 for the three months ended and nine months ended September 30, 1999, respectively and are reported as selling, general and administrative expenses on the statement of operations. The increase in the above noted costs during 1999 over 1998 results from the Company emerging from the development stage in 1999 and commencing revenue generating activities. Net loss before interest expense of $321,000 for the three months ended and $1,052,860 for the nine months ended September 30, 1999 results from a low revenue base which was insufficient to cover selling, general and administrative expenses. Interest expense of $1,378,000 and $1,908,000 for the three months ended and nine months ended September 30, 1999 is in respect of the beneficial conversion features on convertible promissory notes between the Company and Blue Heron Venture Fund, Ltd. A beneficial conversion feature arises when at the commitment date of the promissory note(the date of agreement to the terms of the promissory note), the convertible promissory note is "in-the-money" (the conversion price of the promissory note is less than the fair value of the common stock into when the promissory note is convertible). The interest expense is calculated as the difference between the conversion price and the fair value of the common stock, multiplied by the number of common stock into which the promissory note is convertible at the commitment date of the loan. The interest expense is a non-cash item and result in an interest in paid-in-capital.


The Company hopes to achieve profitable operations with a combination of additional ISPs through acquisition and providing value added services in its ISPs, and adding new products to its encryption-related operations.

     Liquidity  and  capital  resources


     The accompanying financial statements have been prepared on a going concern basis, which assumes that the company will continue in operation for at least one year and will be able to realize its' assets and discharge its liabilities in the normal course of business. The Company incurred net loss of $1,699,000 for the three months ended September 30, 1999 and net loss of $ 2,960,860 for the nine months ended September 30, 1999. At September 30, 1999, the Company has a working capital deficiency of approximately $400,000. These factors indicate that the Company's continuation as a going concern is dependent upon, among other things, its ability to obtain adequate financing.

     Although the Company's cash position at September 30, 1999 had increased to $2,414,094, as compared to $47,212 at December 31, 1998, the increase in cash is primarily attributable to loans made to the Company by Blue Heron Venture Fund, Ltd. During the nine months ended September 30, 1999, the Company borrowed $3,650,000 from Blue Heron Venture Fund, Ltd. Subsequently, $1,000,000 of these loans were converted by the lender into 1,500,000 shares of common stock of the Company. These loans were made under agreements with that lender under which the Company may draw up to $16 million in unsecured loans. These loans bear interest at 8% per annum and are payable on demand. They are convertible at the lender's option into common stock of the Company. If the total loans of $2,650,000 as of September 30, 1999 were converted, the lender would be entitled to an aggregate of 1,766,667 million shares of such common stock. The lender is free to withdraw this credit facility at any time, and since the loans are payable on demand the Company's ability to continue operations is dependent upon the willingness of its lender to forebear from demanding payment. The Company believes that Blue Heron Venture Fund, Ltd. will continue not to demand payment of the loan for the immediately foreseeable future, but it is under no obligation to do so. Should the Company's lender demand payment, the Company would be required to obtain financing from other sources. The Company does not believe that bank borrowings are available underpresent circumstances, and there can be no assurance that the necessary financing could be obtained from other sources. Even if the necessary funding were available, it might be available only on terms which management would not find acceptable.


     For the three months ended and nine months ended September 30, 1999, the Company's net cash used in operating activities totaled $365,104 and $930,199, respectively. The net cash used primarily results from a low revenue base which was insufficient to cover selling, general and administrative expenses and development expenses.

     The Company's net cash used in investing activities totaled $217,985 and $894,453 for the three months and nine months ended September 30, 1999, respectively. The majority of the net cash used in investing activities during the nine months ended September 30, 1999 related to the Company's acquisition of Hermes Net Solutions Inc. and Intouch.Internet Inc. In addition, software development expenditures incurred in developing encryption software products totaled $114,339 and $142,010 for the three months and nine months ended September 30, 1999, respectively.


     The Company's financing activities during the nine months ended September 30, 1999 included $3,650,000 of loans provided by Blue Heron Venture Fund, Ltd. and $556,000 provided by issuance of shares of common stock.

     The Company's net cash increased by $2,366,882 from $47,212 at December 31, 1998 to $2,414,094 at September 30,1999.


     Acquisition  of  Hermes  Net  Solutions  Inc.  and  Intouch.Internet  Inc.:
Effective June 30, 1999, the Company purchased all the issued and outstanding shares of Hermes Net Solutions Inc. for a total cash consideration of $528,000 USD, $453,000 USD was paid on closing with the balance of $75,000 USD was paid to the seller in December 1999 as part of the holdback of the purchase price as defined in the purchase agreement. Also effective June 30, 1999, the Company purchased all the issued and outstanding shares of Intouch.Internet Inc. for a purchase price of $293,000 USD. The consideration for this purchase consisted of cash of $265,000 USD and the issuance of 6,570 pre-split, or 9,855 post-split, common shares valued at $28,000 USD. Both acquisitions, have been accounted for under the purchase method of accounting. In both acquisitions the net assets acquired included goodwill and customer lists which will be amortized over three years on the straight line basis.


     Acquisition of NetRover Inc. and NetRover Office Inc.: On October 4, 1999, the Company purchased all the issued and outstanding shares of NetRover Inc. and NetRover Office Inc. for a purchase price of $2,700,000 USD. The purchase price was satisfied by a cash payment of $2,000,000 USD, and the issue of 219,000 post-split common shares valued at $680,000 USD. These purchases have been accounted for under the purchase method of accounting.

     Acquisition of Connect Northwest and Internet Arena: On October 24, 1999, the Company purchased the assets of the business of Connect Northwest for a net purchase price of $1,400,000 USD. The purchase price was satisfied by a cash payment of $670,000 USD and the issuance of 147,985 of the Company's common shares. On November 9, 1999, the Company purchased the assets of the business of Internet Arena for a purchase price of $600,000 USD. The purchase price was satisfied by a cash payment of $242,000 USD, the issuance of 100,698 of the Company's post-split common shares, and a deferred cash payment of $58,000 USD due in January, 2000. These purchases have been accounted for under the purchase method of accounting.

Results  of  Operations  for  the  Year  Ended  December  31,  1998


     During the year-ended December 31, 1998, the Company did not generate any revenue. It's operations consisted of incurring general and administrative expenses of $383,046 which includes $NIL for sales and marketing, $253,127 for salaries and benefits, $32,118 for professional services, and $97,801 for general and administrative. Development expenses of $150,382 which represents amounts incurred in developing encryption software products and amortization of $6,233 were also incurred. The net loss for 1998 totalled $539,661.

 For the year-ended December 31, 1998, the Company's net cash used in operating activities totaled $286,276 and results primarily from a low revenue base which was insufficient to cover selling, general and administrative expenses and development expenses.

 The Company's financing activities consisted of an issue of common stock which generated cash of $323,000. The Company's investing activities consisted of capital asset purchases of $27,711.




Results of Operations for the period from inception, September 5, 1997 to December 31, 1997.

     The Company's operations for the period from September 5, 1997 to December 31, 1997 were limited and consisted of incurring $16,878 of development expenses.


     During this period, the Company acquired ePost Innovations Inc., a wholly-owned subsidiary of Mushroom Innovations, Inc. ("Mushroom"). The
Company  and  Mushroom  have  officers  and  directors  in  common.

     The Company issued 3,000,000 shares of common stock to Mushroom in consideration for all of the issued and outstanding shares of ePost. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000. The Company acquired all the rights, title and interest to all the assets owned by ePost, and those assets consisted of proprietary knowledge of various computer software products under development by ePost.

     The transaction has been accounted for as a related party transfer between companies under common control as most of the shareholders of CyPost and Mushroom had a majority interest in both of the entities.

     For the period ended December 31, 1997, the Company's net cash used in operating activities totaled $14,913 and consisted principally of development expenses. During this period, the Company's financing activities consisted of an issue of common stock which generated cash of $20,000. The Company's financing activities consisted of capital assets purchases of $852.


 Item  3.  Description  of  Property.

The Company entered into a net lease with respect to its new office premises located at 900-1281 West Georgia St.,Vancouver, British Columbia (the"Premises") for approximately 6500 square feet of office space. The term of the lease is for 60 months and ends on June 1, 2005. The monthly rent under this lease is $12,171 CDN$ or approximately $7,911 USD. The Company believes that it could secure comparable office space in the event that it needed to do so.

Item  4.  Security  Ownership  of  Certain  Beneficial  Owners  and  Management.

     (a)  Security  Ownership  of  Certain  Beneficial  Owners.

     The following information relates to those persons known to the Issuer to be the beneficial owner of more than five percent (5%) of the Common Stock, par value $.001 per share, the only class of voting securities of the Issuer outstanding.

Name and  Amount and     Title of     Address of     Nature of    Percentage
Class      Class     Beneficial Owner  Beneficial    Ownership     of Class*

Common Stock, par value
Kelly Shane Montalban      6,062,550 Million shares                 29.8%
$0.001 per share           P.O Box 700,                     direct and indirect
                           British Columbia VON 2EO         beneficial ownership

* Based on 20,353,538 shares issued and outstanding. Mr. Montalban's holdings indicated above include shares owned by Blue Heron Venture Fund Ltd. and Pacific Gate Capital Fund, the beneficial ownership of which is attributed to Mr. Montalban.

The Company has not contacted stock brokerage firms holding shares of the Company's Common Stock in "street name" to determine whether there are additional substantial shareholders of the Company. 5,314,997 shares or 26.1% of the Common Stock outstanding is held in the name of Cede & Co., a nominee for Depository Trust Company, a stock clearing house servicing financial institutions. The Company know of no other beneficial owners of more than 5% of its stock.

      (b)  Security  Ownership  of  Management.

           The number of shares of Common Stock of the Issuer owned by the Directors and Executive Officers of the Issuer is as follows:

Name  and   Amount  and     Title  of    Address  of   Nature  of     Percentage
Class      Beneficial  Owner   Beneficial  Ownership               of  Class*

Common  stock,  par  value
Carl  Whitehead                 327,000  shares                      1.61%
$0.001 per share                20 Oceanview Road               direct ownership
                                Vancouver,  British
                                Columbia  VON  2EO

Common  stock,  par  value
Robert  Sendoh                  330,000  shares                     1.61%
$0.001 per share                990 Beach Avenue, #304          direct ownership
                                Vancouver,  British
                                Columbia  V6Z  2N9

All  Officers  and  Directors  (2  persons):

                               657,000  shares                  3.23%
      -------------------------

*  Based  on  20,353,538  shares  issued  and  outstanding.

Item  5.  Directors,  Executive  Officers,  Promoters  and  Control  Persons.

      Directors of the Company serve for a term of one year or until their successors are elected. Officers are appointed by, and serve at the pleasure of, the Board. Profiles of the current Directors and Executive Officers of the Issuer are set forth below:

      Steven  M.  Berry,  40,  acted  as  Director,  Chief Executive Officer and
President during 1999. Mr. Berry resigned from all positions, including directorships, held with CyPost and its subsidiaries on January 17, 2000 citing personal reasons for his departure.


      Robert  Sendoh,  49,  Director  and  Chief  Executive  Officer

      Mr.Sendoh  acted  as  a  Director  of CyPost, ePost, CEM and Mushroom from inception to present and in January, 2000 succeeded to the position of Chief Executive Officer formerly occupied by Steven Berry. Bob has successfully conceived and operated three separate companies and brings a wealth of business knowledge and financial understanding to the Company. After receiving his B.A. in Economics from Meiji University in Tokyo in 1973, he founded KKG Incorporated, a project planning and development firm, also located in Tokyo, Japan. KKG Incorporated was responsible for the planning and construction of major shopping centers, golf courses and residential complexes around the world. Dissatisfied with the lack of spreadsheet and product management software for businesses, Bob developed his own, as well as implementing a highly efficient security and communication system to maintain and expand the reputation of his company. After moving to Vancouver, Canada in
1991, Bob started his own sailing school, Windvalley Sailing School, which was in operation from February 11, 1994 to December 1998. He is currently an Instructor/Director, and Evaluator with the International Sail and Power Association, a non-profit organization.

      Rounding out his business expertise, since June 23, 1990, Bob has been a co-owner and director of EFFE Sportswear USA Inc., under the corporate name; Generator Distribution Company Ltd., which manufactures and markets their high quality snowboarding apparel internationally.

      Carl Whitehead, 30, Director and Head of Strategic Acquisitions and Partnerships

      During the period 1996-99, Carl was a corporate officer and director in Mushroom Innovations, Inc., CEM and ePost Innovations, Inc., three technology-oriented companies the latter of which was acquired by CyPost. Carl also serves as director of CyPost Corporation since 1997 and was named President in March 2000.

      Between 1993-97 he was the founder and owner of Futuresite Productions, a computer service company which supplies, maintains, and services, home and business computers in the lower mainland. Specializing in the Windows95 environment and TCP/IP protocols he naturally embraced this opportunity to develop CyPost into a competitive leader in the software industry. Carl has completed secondary business courses in accounting and finance.

      James  T.  Johnston,  59,  Director.

      Mr. Johnston joined our Board in order to fill the vacancy created by the resignation of Steve Berry on January 17, 2000 and continues to serve as a director at present. Mr. Johnston is, and has been, a licensed pilot for Canadian Airlines for 34 years and an airline Captain for 28 years. Mr. Johnston has been active in representing the airline pilot's union in a number of capacities and has been involved in several high-level contract negotiations.


Item  6.  Executive  Compensation.

      Steven M. Berry became Chief Executive Officer and Chief Operating Office in January of 1999 and received an annual salary of $120,000. Mr. Berry had previously rendered consulting services to the Company prior to his formal installation as Chief Executive Officer and President. In connection with his agreement to become Chief Executive Officer, Mr. Berry was awarded 400,000 pre-split, or 600,000 post-split shares which have been cancelled.

      Prior to that time, Carl Whitehead exercised primary executive responsibilities and in 1999 and 1998 he received $57,000 and $27,200 in cash compensation. Neither Mr. Whitehead nor any other executive officer received cash compensation in excess of $100,000 for the years 1997 and 1998.

      For the years 1999 and 1998, Mr. Sendoh received cash compensation of $81,500 and $29,701

      Mr. Robert Sendoh currently serves as Chief Executive Officer of the CyPost for an annual salary of $82,759.

      All  directors  currently  serve  without  pay.

Item  7.  Certain  Relationships  and  Related  Transactions.


      On  September  17,  1997  CyPost  purchased  all  of  the  shares of ePost
Canada. In return for such purchase, CyPost issued a total of 2,000,000 pre-split, or 3,000,000 post-split shares to the following individuals:
Robert Sendoh 1,020,000 pre-split (1,530,000 post-split) shares; Carl Whitehead 600,000 pre-split (900,000 post-split) shares; William Kaleta 200,000 pre-split (300,000 post-split) shares; and Chiyoko Asanuma 180,000 pre-split (270,000 post-split shares). There were no other outstanding shares at the time, and therefore, as a result Mr. Sendoh became a 51% stockholder, Mr.
Whitehead became a 30% stockholder, Mr. Kaleta became a 10% stockholder and Ms. Asanuma became a 9% stockholder of CyPost.


      On October 29, 1998, CyPost acquired all of the issued and outstanding capital stock of Communications Exchange Management, a Canadian corporation. CyPost issued 4,180,000 pre-split, or 6,270,000 post-split, shares to the following individuals:Robert Sendoh 480,000 pre-split (720,000 post-split) shares; Carl Whitehead 900,000 pre-split (1,350,000 post-split) shares; William
T. Kaleta 1,300,000 pre-split (1,950,000) post-split shares, and Kelly Shane Montalban 1,500,000 pre-split (2,250,000) post-split shares. These shares were issued in proportion to the recipient's proportional share ownership in Mushroom Innovations. At the time of this transaction, Mr. Sendoh and Mr. Whitehead were directors of CyPost and Mr. Kaleta was an officer of CyPost. Further information relating to these transactions can be found in the footnotes to the Consolidated Financial Statements of CyPost under the caption "Issuance of Common Stock".


     CyPost has secured financing through its issuance of certain 8 % Demand Notes payable to Blue Heron Venture Capital Fund Ltd. ("Blue Heron"), a corporation in which Kelly Shane Montalban is deemed to have an "indirect pecuniary" interest as a result of Mr. Montalban's status as investment adviser for Blue Heron. The Demand Notes are unsecured and are convertible into common stock at the lender's option. The conversion prices on the Demand Notes were determined between the lender and the Company with reference to the trading price of the shares on the date of each commitment from the lender. The table below shows the discount to market negotiated between CyPost Corporation and Blue Heron. Between May and June of 1999, at a time when CyPost had virtually no operating revenues, it obtained $1 Million in financing through issuance of these Demand Notes. On August 16, 1999, these Demand Notes were later converted into 1,500,000 post-split (1,000,000) pre-split common shares. The market value of the Company's common shares on August 16, 1999 were trading at $5.29 per share. Between July and November of 1999, the Company executed various further demand notes with similar terms and on November 24, 1999, $3 million of the demand notes were converted into 3,000,000 post-split (2,000,000 pre-split) common shares. The market value of the Companies common shares on November 24, 1999 were trading at $4.00 per share. Each borrowing and the execution of the associated Demand Note was approved by a disinterested majority of Directors.

COMMITMENT DATE   AMOUNT OF COMMITMENT   SHARE CONVERSION  CLOSING SHARE PRICE   CONVERSION PRICE   DISCOUNT TO MARKET
----------------  ---------------------  ----------------  --------------------  -----------------  -------------------


February 9, 1999  $           1,000,000         1,500,000  $             1.0208  $            0.67                  35%
----------------  ---------------------  ----------------  --------------------  -----------------  -------------------
March 17, 1999    $           3,000,000         3,000,000  $             1.5208  $            1.00                  35%
----------------  ---------------------  ----------------  --------------------  -----------------  -------------------
March 17, 1999    $           2,000,000         1,000,000  $             1.5208  $            1.33                  14%
----------------  ---------------------  ----------------  --------------------  -----------------  -------------------
July 12, 1999     $          10,000,000         2,500,000  $             2.9792  $            2.67                  10%
----------------  ---------------------  ----------------  --------------------  -----------------  -------------------

     On April 27, 2000, the March 17, 1999 debt financing commitment letter was amended for the remaining $2,000,000 commitment was re-negotiated between CyPost Corporation and the Fund Manager, due to the decrease in share price to the following.

     On April 27, 2000, the July 12, 1999 debt financing commitment letter was amended for the $10,000,000 commitment was re-negotiated between CyPost Corporation and the Fund Manager, due to the decrease in share price to the following.

COMMITMENT DATE  AMOUNT OF COMMITMENT   SHARE CONVERSION  CLOSING SHARE PRICE   CONVERSION PRICE   DISCOUNT TO MARKET
---------------  ---------------------  ----------------  --------------------  -----------------  -------------------


April 27, 2000   $           2,000,000         2,500,000  $               1.50  $            0.75                  50%
---------------  ---------------------  ----------------  --------------------  -----------------  -------------------
April 27, 2000   $          10,000,000        12,500,000  $               1.50  $            0.75                  50%
---------------  ---------------------  ----------------  --------------------  -----------------  -------------------


      The Company has had preliminary discussions with a number of possible funding sources which have not led to any agreement on either committed, or uncommitted, terms of financing. The Company believes that the terms of its Blue Heron financing and each of the transactions described above are at least as favorable as it could have negotiated with unaffiliated third parties. The
Company  will  continue  to  search  for  additional  sources  of  financing.


Item  8.  Description  of  Securities.

      Common  Stock

      The Issuer is authorized to issue up to 30,000,000 shares of Common Stock, par value US$0.001 per share, of which 20,353,538 shares have been issued as of date hereof. On September 24, 1999, the Company filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State pursuant to which it effectuated a 3:2 "forward" stock split by which, for example, 100 previously outstanding shares were converted into 150 post-split shares. Holders of Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, if any, holders of Common Stock are entitled to receive ratably, dividends when, as, and if declared by the Board of Directors out of funds legally available therefor and, upon the liquidation, dissolution, or winding up of the Company, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The outstanding Common Stock is validly authorized and issued, fully paid, and nonassessable.

      Preferred  Stock


      Under the Company's Certificate of Incorporation, the Board of Directors of the Company is authorized to designate, and cause the Company to issue, up to Five Million (5,000,000) shares of preferred stock of any class or series, having such rights, preferences, powers and limitations as the Board shall determine. This form of preferred stock is often referred to as "blank check" preferred stock and the Board could, therefore, in the future authorize and cause the Company to issue up to 5,000,000 shares of preferred stock of one or more series or classes, having rights, preferences and powers senior to those of the Common Stock, including the right to receive dividends and/or preferences upon liquidation, dissolution or winding-up of the Company in excess of, or prior to, the rights of the holders of the Common Stock. This could have the effect of materially impairing the rights of the holders of the Common Stock to receive such dividends or preferential payments and/or of reducing, or eliminating, the amounts that would otherwise have been available for payment to the holders of the Common Stock. In addition, such preferred stock might feature a conversion feature which might have the effect of diluting the per cent ownership of common stock holders at the time when a conversion occurs. Such features, together with additional features such as an "equal payment" provision for takeovers could have the effect of preventing a change in control. The examples stated above are used hypothetically for examples of how Preferred Stock could be used in different situations, to date the Company has not issued any preferred stock.


      The Company has not, to date, issued or authorized any shares of preferred stock or authorized the creation of any class or series of preferred stock.

                                     PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters.

      1. (a) The Issuer's Common Stock is listed on the National Association of Securities Dealers, Inc. Electronic Bulletin Board under the trading symbol of
"POST".  The  Common  Stock became listed on September 21, 1998.        Prior to
that  time,  there  has  been  no  trading  in  the  Issuer's  Common  Stock.

      Accordingly, the high and low bid prices for the Issuer's Common Stock for each quarter since its date of listing, as reported by National Quotation Bureau, LLC, are as follows:

               QUARTER              HIGH  BID  PRICE    LOW  BID  PRICE
               -------              --------------      ---------------

          1999  Q4  (10/01  -  12/31)   $6.50              $3.00

          1999  Q3  (7/1-9/30)          $8.25              $3.00

          1999  Q2  (4/1  -6/30)        $3.00              $1.78

          1999  Q1  (01/01  -  03/31)   $1.78              $0.83

          1998  Q4  (10/01  -  12/31)   $0.89              $0.05


            These  quotations  reflect  inter-dealer   prices,   without  retail
mark-up, mark-down or commission, and may not represent actual transactions.

      (b) The approximate number of record holders of the Issuer's Common Stock according to its transfer agent is 74. Included in this number are shares held by Cede & Co., the nominee for Depository Trust Company, a stock clearing house for financial institutions. The Issuer has not contacted stock brokerage firms shown on the Issuer's stock transfer records to determine the number of beneficial holders whose stock is held in "street name", or the name of the brokerage house with which a shareholder's account is maintained.

      (c) The Issuer has not paid any cash dividends on its Common Stock, nor does it intend to do so in the foreseeable future. Under the General Corporation Law of the State of Delaware, the Issuer may only pay dividends out of capital and surplus, or out of certain delineated retained earnings, all as defined in the General Corporation Law. There can be no assurance that the Issuer will have such funds legally available for the payment of dividends in the event that the Issuer should decide to do so.

      (d) On June 30, 1999, the Company issued 6,570 pre-split, or 9,855 post-split shares of its common stock to the former owners of InTouch.Internet, Inc. as partial payment for the Company's acquisition of that company. These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act.


      On August 16, 1999, the Company issued 1,000,000 pre-split, or 1,500,000 post-split, shares of its common stock to Blue Heron Venture Fund Ltd ("Blue Heron") pursuant to Regulation S under the Securities Act. No underwriting commissions, fees, or discounts were paid in connection therewith.


      On September 29, 1999, the Company agreed to issue 219,000 post split shares of its common stock to the former owners of NetRover, Inc. The shares issued in the Net Rover transaction were disclosed in the 8-K Report filed by the Company on October 2, 1999. The shares issued in the Net Rover acquisition were issued pursuant to the Section 4(2) Securities Act statutory exemption for transactions by an issuer not involving a public offering.

      On October 26, 1999, the Company issued 147,985 shares of its common stock to the former owners of Connect Northwest Internet Services LLC as partial payment for the Company's acquisition of that entity. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.



     On November 24, 1999 the Company issued 3,000,000 shares of its common stock to Blue Heron in consideration of which Blue Heron cancelled indebtedness owing from the Company in the aggregate principal amount of $3,000,000 together with accrued interest. These shares were issued directly to Blue Heron pursuant to Regulation S under the Securities Act and no underwriting commissions, fees or discounts were paid in connection therewith. pursuant to Regulation S under the Securities Act. No underwriting commissions, fees, or discounts were paid
in connection therewith.          On November 9, 1999, the Company issued 20,140
shares of its common stock to the former owners of Internet Arena, Inc. as partial payment for the Company's acquisition of that entity. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.

     On March 10, 2000 the Company issued 80,558 shares of its common stock to the former owners of Internet Arena,Inc. full payment for the Company's acquisition of the assets of the business of Internet Arena. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering

     On March 21, 2000 the Company issued 26,500 shares of its common stock to the Adam S. Gottbetter of Kaplan, Gottbetter & Levenson, for payment of legal fees that the Company incurred. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering

Reference  to  Exemptions  used  in  distributions

For each sale of securities made in reliance on Section 4(2), the purchaser had access to the same kind of information as would be included in a registration statement. The Company determined that each purchaser was sophisticated by requiring each purchaser to complete a questionnaire prior to any sale to them of securities. Each questionnaire was reviewed by the Company to determine whether or not the purchaser was sophisticated. All questionnaires are on file in the corporate office of the Company.

The only sale of securities made by the Company in reliance on Regulation D was made pursuant to Rule 504. Use of Rule 504 was appropriate because (i) the offering was for less than $1,000,000, (ii) no general solicitations were made and (iii) all investors were given a questionnaire to complete to to determine whether they were accredited or sophisticated. Each questionnaire was reviewed by the Company to determine whether or not the purchaser was accredited or sophisticated. All questionnaires are on file in the corporate office of the Company.

The only sale of securities made by the Company in reliance on Regulation S, was a sale of securities to Blue Heron Venture Fund, Ltd. ("Blue Heron"). Use of Regulation S was appropriate because Blue Heron is a Bahamian entity.

No  other  sales  of  securities  have  occurred.


Item  2.  Legal  Proceedings.

      On June 11, 1999, Canada Post Corporation filed a Statement of Claim in the Federal Court of Canada in which it sought injunctive and unspecified monetary relief for the allegedly "improper use by the Company of certain marks and names which contain the component "post". On October 18, 1999, the Company filed its Defence and Counterclaim. In a motion heard November 24, 1999, Canada Post Corporation challenged certain parts of the Counterclaim and the Federal Court reserved judgment. There has been no pre-trial discovery and no trial date has been set.

      On May 25, 1999, the Company filed a statement of Claim in the BC Court seeking a declaration that the public notice of Canada Post Corporation's adoption and use of CYBERPOSTE and CYBERPOST on November 18, 1998 and December 9, 1998 respectively, did not affect the Company's use of CYPOST and EPOST as trade-marks and trade-names prior to said dates. The Company sought summary judgment for such a declaration and on September 14, 1999, the BC Court rejected summary judgment on the basis that no right of the Company was being infringed and that a trial of the issues was more appropriate. The rejection is pending appeal. There has been no pre-trial discovery (except to the extent that some was done as part of the summary judgment application) and no trial date has been set.


     On or about April 13, 2000, Steven Berry, the former CEO of CyPost brought an action in the civil court of the State of New York, New York County (Manhattan). The suit involves the release for the transfer of 600,000 shares of restricted 144 shares that were issued to Steven Berry as a condition of employment. CyPost and Continental Stock Transfer & Trust Company as defendants. The damages that the Company expects to incur, are none at present. As the shares were previously issued and are accounted for from the issued shares.


Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.


      None. As disclosed in the 8-K filed on October 19, 1999, CyPost has engaged Arthur Andersen LLP, a "Big Five" accounting firm with multinational accounting capability to act as its auditor.


Item  4.  Recent  Sales  of  Unregistered  Securities.

      Pursuant to an Acquisition Agreement dated September 17, 1997, the Company issued, in a related party transaction, 2,000,000 pre-split or 3,000,000 post-split shares of common stock to Mushroom Innovations, Inc.in consideration for all of the issued and outstanding shares of common stock of Mushroom Innovation Inc.'s wholly owned subsidiary, ePost Canada.

      The shares of common stock were valued at $.001 per share, on a pre-split basis, for an aggregate consideration of $2,000.These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act of 1933, as amended (the "Securities Act").

      Pursuant to a Rule 506 under Regulation D, the Company offered on October 27, 1997, 2,000,000 Units at $0.05 per Unit consisting of a share of Common Stock and a Warrant exercisable for one share of Common Stock at an exercise price of $0.45 per share which was later reduced to $0.40 per share. The Company sold an aggregate 400,000 pre-split, or 600,000 post-split, shares of common stock for an aggregate consideration of $20,000. For the period of January through April 30, 1998, the Company sold an additional 1,600,000 Units in the same 506 offering consisting of 1,600,00 pre-split, or 2,400,000 post-split shares for an aggregate additional consideration of $80,000 less offering expense of $20,000 with net proceeds to the Company of $80,000 for the total offering. The warrants were exercisable for one year after issuance and were redeemable for $0.10 per warrant.


     Pursuant to an exempted offering under Rule 504 of Regulation D, the Company offered on March 26, 1998, 38,000 pre-split, or 57,000 post-split, shares of common stock at $0.50 per share. As of April 30, 1998, the Company sold an aggregate 38,000 pre-split, or 57,000 post-split shares of common stock for an aggregate consideration of $19,000 in an exempted transaction under Rule 504.


      On April 30, 1998, the Company issued 15,000 pre-split, or 22,500 post-split, shares of common stock pursuant to Rule 504 of Regulation D to Kaplan Gottbetter & Levenson, LLP in consideration for $7,500 in legal fees valued at $0.50 per share.

      On October 29, 1998, the Company issued 4,180,000 pre-split, or 6,270,000 post-split shares of common stock in a related party transaction to Mushroom Innovations, Inc. for the acquisition of Communication Exchange Management, Inc. ("CEM"), a British Columbia corporation. These shares were issued under the
Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act.

      For the year ended December 31, 1998, the Company issued 610,000 pre-split, or 915,000 post-split shares of common stock through warrant exercise from the Rule 506 offering above at $0.27 per share for an aggregate consideration of $244,000.

      For the year ended December 31, 1999, the Company issued 1,390,000 pre-split, or 2,085,000 post-split shares of common stock through warrant exercise from the Rule 506 offering above.

      On June 30, 1999, the Company issued 6,570 pre-split, or 9,855 post- split shares of its common stock to the former owners of InTouch.Internet, Inc. as partial payment for the Company's acquisition of that company. These shares were issued under the Section 4(2) exemption for transactions by an issuer not involving a public offering under the Securities Act.

      On August 13, 1999, the Company issued 1,000,000 pre-split, or 1,500,000 post-split, shares of its common stock to Blue Heron Venture Fund Ltd ("Blue Heron") pursuant to Regulation S under the Securities Act. No underwriting commissions, fees, or discounts were paid in connection therewith.

      On September 29, 1999, the Company agreed to issue 219,000 shares of its common stock to the former owners of NetRover, Inc. The shares issued in the Net Rover transaction were disclosed in the 8-K Report filed by the Company on October 2, 1999. The shares issued in the Net Rover acquisition were issued pursuant to the Section 4(2) Securities Act statutory exemption for transactions by an issuer not involving a public offering.

      On October 26, 1999, the Company issued 147,985 shares of its common stock to the former owners of Connect Northwest Internet Services LLC as partial payment for the Company's acquisition of the assets of the business of Connect Northwest. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.

      On November 4, 1999 the Company issued 3,000,000 shares of its common stock to Blue Heron in consideration of which Blue Heron cancelled indebtedness owing from the Company in the aggregate principal amount of $3,000,000 together with accrued interest. These shares were issued directly to Blue Heron pursuant to Regulation S under the Securities Act and no underwriting commissions, fees or discounts were paid in connection therewith.

      On November 9, 1999, the Company issued 20,140 shares of its common stock to the former owners of Internet Arena,Inc. as partial payment for the Company's acquisition of the assets of the business of Internet Arena. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering.


     On March 10, 2000 the Company issued 80,558 shares of its common stock to the former owners of Internet Arena,Inc. full payment for the Company's acquisition of the assets of the business of Internet Arena. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering

     On March 21, 2000 the Company issued 26,500 shares of its common stock to the Adam S. Gottbetter of Kaplan, Gottbetter & Levenson, for payment of legal fees that the Company incurred. These shares were issued under the Section 4(2) Securities Act exemption for transactions by an issuer not involving a public offering

 Reference  to  Exemptions  used  in  distributions

For each sale of securities made in reliance on Section 4(2), the purchaser had access to the same kind of information as would be included in a registration statement. The Company determined that each purchaser was sophisticated by requiring each purchaser to complete a questionnaire prior to any sale to them of securities. Each questionnaire was reviewed by the Company to determine whether or not the purchaser was sophisticated. All questionnaires are on file in the corporate office of the Company.

The only sale of securities made by the Company in reliance on Regulation D was made pursuant to Rule 504. Use of Rule 504 was appropriate because (i) the offering was for less than $1,000,000, (ii) no general solicitations were made and (iii) all investors were given a questionnaire to complete to to determine whether they were accredited or sophisticated. Each questionnaire was reviewed by the Company to determine whether or not the purchaser was accredited or sophisticated. All questionnaires are on file in the corporate office of the Company.

The only sale of securities made by the Company in reliance on Regulation S, was a sale of securities to Blue Heron Venture Fund, Ltd. ("Blue Heron"). Use of Regulation S was appropriate because Blue Heron is a Bahamian entity.

No  other  sales  of  securities  have  occurred.


Item  5.  Indemnification  of  Directors  and  Officers.

      The Issuer's Certificate and By-laws contain provisions eliminating the personal liability of a director to the Issuer and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the Company. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission (the"Commission") has taken the position that the provision will have no effect on claims arising under the federal securities laws.

      In addition, the Certificate and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.

                                    PART  F/S

      Registrant's Consolidated Financial Statements as of December 31,1998 and for the period from September 5, 1997 (inception) to December 31, 1998, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, appear on pages F1 to F15 of this Form 10-SB. Registrant's Consolidated unaudited Financial Statements and related footnotes for the 9 months and 3 months ending September 30, 1999 and September 30, 1998, appear on pages F16 to F25.

      Audited Financial Statements for ePost Innovations, Inc., a predecessor corporation as of August 31, 1997, and for the period from February 11, 1997 (inception) to August 31, 1998, and the independent auditor's report of Thomas
P. Monahan, independent certified public accountant, with respect thereto, appear on pages F26 to F35 of this Form 10-SB.

      Audited Financial Statements for Communication Exchange Management, Inc., a predecessor corporation as of December 31, 1997, and for the period from March 18, 1997 (inception) to June 30, 1998, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, appear on pages F36 to F45 of this Form 10-SB.

      Audited Financial Statements for Connect Northwest, LLC as of December 31, 1998, and for the year ending December 31, 1997 and December 31, 1998, interim period September 30, 1999, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, and related pro forma financial statements appear on pages F46 to F55 of this Form 10-SB.

      Audited Financial Statements for Intouch.Internet Inc. as of January 31, 1999 and 1998, and for the years ending January 31, 1999 and 1998, also interim period June 30, 1999, and the independent auditor's report of Robison, Hill & Co., independent certified public accountants, with respect thereto, appear on pages F56 to F69 of this Form 10-SB.

      Audited Financial Statements for Internet Arena, Inc. as of December 31, 1998 and 1997, and for the years ending December 31, 1998 and 1997, also interim period September 30, 1999, and the independent auditor's report of Robison, Hill & Co., independent certified public accountants, with respect thereto, appear on pages F70 to F81 of this Form 10-SB.

      Audited Financial Statements for NetRover, Inc. as of July 31, 1999 and 1998, and for the years ending July 31, 1999 and 1998, also interim period September 30, 1999, and the independent auditor's report of Robison, Hill & Co., independent certified public accountants, with respect thereto, appear on pages F82 to F95 of this Form 10-SB.

      Audited Financial Statements for Hermes Net Solutions, Inc. as of February 28, 1999, and for the year ending February 28, 1999 and 1998, also interim period June 30, 1999, and the independent auditor's report of Thomas P. Monahan, independent certified public accountant, with respect thereto, appear on pages F96 to F106 of this Form 10-SB.

     Unaudited Pro forma condensed combined financial statements as of June 30, 1999, and for the nine months ending September 30, 1999, appear under
Item  6,  of  the  September  30, 1999  Audited  Financial  Statements  of  this
Form  10-SB.

                                    PART  III

Item  1.  Index  to  Exhibits.

Exhibit  No.           Description
-----------           -----------

2     Certificate  of  Incorporation  of  Registrant  (previously  filed)

2.1 Certificate of Amendment to Certificate of Incorporation of Registrant (previously filed)

2.2   Amended  and  Restated  Certificate  of  Incorporation) (previously filed)

2.3   ByLaws  (previously  filed)

6.1 Preferred Supplier Agreement with Canadian Bar Association (previously filed)

6.2   Lease  re:  CyPost  headquarters  (previously  filed)

8.1 Acquisition Agreement dated as of September 17, 1997 between the Issuer and ePost Canada (previously filed)

8.2 Share Purchase Agreement dated as of October 29,1998 between the Issuer and Mushroom Innovations,Inc.(previously filed)

8.3 Share Purchase Agreement dated as of June 30, 1999 regarding acquisition of Hermes Net Solutions Inc. shares (previously filed)

8.4 Share Purchase Agreement dated as of June 30, 1999 regarding acquisition of InTouch.Internet Inc. shares (previously filed in Amendment 3 10-SB)

8.5 Share Purchase Agreement dated as of October 4, 1999 regarding the acquisition of NetRover, Inc. and Net Rover Office, Inc. (incorporated by reference from 8-K filed 10/12/99)

8.6 Asset Purchase Agreement dated as of October 26, 1999 regarding the acquisition of Connect Northwest, LLC (incorporated by reference from 8-K filed 11/12/99)

8.7 Asset Purchase Agreement dated as of November , 1999 regarding acquisition of Internet Arena, Inc. (previously filed)

8.8   Acquistion  Agreement  regarding  capital  stock  of  Playa  Corporation.

21    List  of  Subsidiaries  (previously  filed)

27    Financial  Statement  Schedule

                                   SIGNATURES

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CYPOST  CORPORATION

      Date:  April  14,  2000             By:  /s/  Robert  Sendoh
                                          ----------------------------
                                             Robert  Sendoh
                                             Chief  Executive  Officer

                                THOMAS  P.  MONAHAN
                           CERTIFIED  PUBLIC  ACCOUNTANT
                              208  LEXINGTON  AVENUE
                           PATERSON,  NEW  JERSEY  07502
                                 (973)  790-8775

To The Board of Directors and Shareholders of Cypost Corporation ( a development stage company)


      I have audited the accompanying consolidated balance sheet of Cypost Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and stockholders' equity for the period from inception, September 5, 1997, to December 31, 1997, for the year ended December 31, 1998 and for period from inception, September 5, 1997, to December 31, 1998. These consolidated financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

      I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

      In my opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cypost Corporation ( a development stage company) as of December 31, 1998 and the related consolidated statements of operations, cash flows and stockholders' equity for period from inception, September 5, 1997, to December 31, 1997, for the year ended December 31, 1998 and for period from inception, September 5, 1997, to December 31, 1998 in conformity with generally accepted accounting principles.


      The accompanying consolidated financial statements have been prepared assuming that Cypost Corporation ( a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since inception and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Cypost Corporation (a development stage company) to continue as a going concern.

Thomas  P.  Monahan,  CPA
March  12,  1999
Paterson,  New  Jersey

                               CYPOST  CORPORATION
                          (a  development  stage  company)
                           CONSOLIDATED  BALANCE  SHEET
                                December  31,  1998

                      Assets

Current  assets

Cash                                             $  47,212
  Prepaid expenses                                  27,998
                                                  --------
  Total current assets                              75,210

Capital assets                                      22,330

Other assets

  License agreement                                  4,180
  Organization expense                                 477
  Security deposit                                  24,000
                                                  --------
  Total other assets                                28,657
                                                  --------
Total assets                                     $ 126,197
                                                  ========

Liabilities and stockholders' equity

Current liabilities
  Accounts payable and accrued liabilities       $  11,090
                                                  --------
  Total liabilities                                 11,090
Stockholders equity
  Preferred stock- $.001 par value authorized
 5,000,000 shares. The number of
shares outstanding at December 31, 1998 was Nil

Common stock-$.001 par value, authorized
 30,000,000 shares. The number of shares
 outstanding at December 31, 1998 was
 13,264,500                                         13,264
Additional paid in capital                         624,416
Accumulated deficit during development stage      (556,539)
Currency translation adjustment                     33,966
                                                  --------
Total stockholders' equity                         115,107
                                                  --------
Total liabilities and stockholders' equity       $ 126,197
                                                  ========

                               CYPOST CORPORATION
                          (a development stage company)
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                  For the period                        For the period
                                  from inception         For the        from inception
                                 September 5, 1997      year ended       September 5,
                                 To  December 31,      December 31,        1997,to
                                       1997                1998          December 31,
                                                                            1998
                                -------------------  ----------------  ----------------
Revenues                        $              -0-               -0-               -0-
Direct Costs                                   -0-               -0-               -0-
                                -------------------  ----------------  ----------------

Gross profit                                   -0-               -0-               -0-

Expenses:
 General and administrative                    -0-           383,046           383,046
 Research and development                   16,878           150,382           167,260
 Depreciation and amortization                 -0-             6,233             6,233
                                -------------------  ----------------  ----------------
Total operating expense                     16,878           539,661           556,539
                                -------------------  ----------------  ----------------

Net Loss                        $          (16,878)  $      (539,661)  $      (556,539)
                                ===================  ================  ================

Loss per share-
 Basic and Diluted              $            (0.02)  $         (0.07)  $         (0.11)
                                ===================  ================  ================
Weighted average
number of shares outstanding               961,644         7,720,603         5,082,246
                                ===================  ================  ================


                               CYPOST  CORPORATION
                          (a  development  stage  company)
                      CONSOLIDATED  STATEMENT  OF  CASH  FLOWS

                                      For the period                      For the period
                                      from inception        For the       from inception
                                     September 5, 1997     year ended      September 5,
                                      to December 31,     December 31,       1997,to
                                           1997               1998         December 31,
                                                                               1998
                                    -------------------  --------------  ----------------

CASH FLOWS FROM OPERATING
ACTIVITIES

Net profit (loss)                   $          (16,878)  $    (539,661)  $      (556,539)
 Add items not affecting cash
 Non cash compensation-legal fees
   Paid with shares of common stock                -0-           7,500             7,500
 Non cash compensation
 and consulting fees
   Paid with shares of common stock                            200,000           200,000
 Depreciation and amortization                     -0-           6,233             6,233
   Software costs paid with
   shares of common stock                                       83,000            83,000
  Prepaid expenses                                             (27,998)          (27,998)
 Accounts payable and
 accrued liabilities                             1,965           9,125            11,090
 Security deposit                                              (24,000)          (24,000)
 Organization expense                              -0-           (477)              (477)
                                    -------------------  --------------  ----------------

NET   CASH USED IN
 OPERATING ACTIVITIES                         (14,913)       (286,278)         (301,191)
CASH FLOWS FROM FINANCING
ACTIVITIES
 Sale of stock-net of
 offering costs                                 20,000         323,000           343,000
                                    -------------------  --------------  ----------------
NET   CASH USED IN FINANCING                    20,000         323,000           343,000
ACTIVITIES

CASH FLOWS FROM INVESTING
ACTIVITIES

Capital asset purchases                           (852)        (27,711)          (28,563)

                                      -------------------  --------------  ----------------
  NET    CASH USED IN
 INVESTING                                        (852)        (27,711)          (28,563)
ACTIVITIES
Exchange rate changes on cash in
foreign currencies                                 -0-          33,966            33,966
NET INCREASE
 IN CASH                                         4,235          42,977            47,212
CASH BALANCE
BEGINNING OF PERIOD                                -0-           4,235               -0-
                                    -------------------  --------------  ----------------
CASH BALANCE END
 OF PERIOD                          $            4,235   $      47,212   $        47,212
                                    ===================  ==============  ================

                 See accompanying notes to financial statements

                                                       CYPOST CORPORATION
                                                 (a development stage company)
                                         CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                             Additional   Deficit       Currency
                                   Preferred    Common        Common         paid in      accumulated   translation
Date                               Stock        Stock         stock          capital      during        Adjustment    Total
                                                Number        Amount                      development
                                                                                          stage
--------------------------------  ------------  ------------  -------------  -----------  -------------  ------------  -----------
09-17-1997(1)                                     3,000,000   $     3,000         (1,000)                              $    2,000
01-11-1997(2)                                       600,000           600         19,400                                   20,000
Net Loss                                                                                     (16,878)                     (16,878)
                                  ------------  ------------  -------------  -----------  -------------  ------------  -----------

12-31-1997                                        3,600,000   $     3,600         18,400   $  (16,878)                 $    5,122

03-04-1998(2)                                     2,400,000         2,400         77,600                                   80,000
05-05-1998(3)                                        57,000            57         18,943                                   19,000
05-05-1998(4)                                        22,500            22          7,478                                    7,500
04-30-1998(5)                                                                    (20,000)                                 (20,000)
09-18-1998(6)                                     6,270,000         6,270         (2,090)                                   4,180
09-18-1998                                                                       281,000                                  281,000
06-01-1998 to 12-31-1998(7)                         915,000           915        243,085                                  244,000
Currency translation adjustment                                                                                33,966      33,966
Net loss                                                                                      (539,661)                  (539,661)
                                   ------------  ------------  -------------  -----------  -------------  -----------  -----------
12-31-1998                         $        -0-    13,264,500  $      13,264  $   624,416  $    (556,539) $    33,966  $   115,107

(A)       All stock  issuances  and per share amounts reflect a 3 for 2 forward split  declared  subsequent to December  31, 1998
(1)     Issuance of shares of common stock for acquisition of ePOST Innovations,  Inc.  at  $.001  per  share.
(2)     Sale of shares of common stock pursuant to Rule  504  at  $.03 per Unit.  One share and one warrant for  the purchase  of one share  of  common  stock  per  Unit.
(3)     Sale  of shares of common stock pursuant to Rule 504 at $0.33 per share.
(4)     Sale  of  common shares pursuant to Rule 504 in consideration for $7,500 in  legal  fees  valued  at  $0.33  per  share.
(5)     Write  off  of  offering  expenses
(6)     Issuance  of  shares  for  acquisition  at  $0.001  per  share
(7)     Sale  of  shares  pursuant  to  warrant  exercise  at  $0.27  per share.
(8)     Transfer  of  shares  to  certain  individuals  in  consideration  for consulting  services  valued  at  $.33  per  share.

CYPOST CORPORATION
(a development stage company)
Notes to Consolidated Financial
Statements  December  31,  1998

     a.  Creation  of  the  Company  and  Issuance  of  Common  Stock


     Cypost Corporation (the "Company") was formed on September 5, 1997 under the laws of the State of Delaware with an authorized capitalization of 30,000,000 shares of common stock, $.001 par value per share and 5,000,000 shares of preferred stock, $.001 par value per share.

     b.  Description  of  the  Company

     CyPost Corporation and its subsidiaries (the "Company") generate revenues from value-added protected internet connection services, web-site hosting, advertising sales, promotional opportunities, and sales of privacy and protection products. The Company's activities also include determining the feasibility of encryption software products, beginning initial programming and product development, conducting market research, and undertaking various private placement offerings.

     c.  Issuance  of  Capital  Stock

     Pursuant to an acquisition agreement dated September 17, 1997, the Company issued, in a related party transaction, 3,000,000 shares of common stock to Mushroom Innovations, Inc. ("Mushroom"), a British Columbia corporation in consideration for all of the issued and outstanding shares of common stock of Mushroom's wholly owned subsidiary ePOST Innovations, Inc. ("ePost Canada"), a corporation formed under the laws of British Columbia. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000.


     Pursuant to a private placement under Regulation D, the Company offered on October 27, 1997, 3,000,000 Units at $0.03 per Unit. As of December 31, 1997, through the sale of these Units, the Company sold an aggregate 600,000 shares of common stock for an aggregate consideration of $20,000. For the period of January through April 30, 1998, the Company sold an additional 2,400,000 Units for an aggregate additional consideration of $80,000 less offering expense of $20,000 with net proceeds to the Company of $80,000 for the total offering.


     Pursuant to a private placement pursuant to Rule 504 of Regulation D, the Company offered on March 26, 1998, 57,000 shares of common stock at $0.33 per share. On May 5, 1998, the Company sold an aggregate 57,000 shares of common stock for an aggregate consideration of $19,000. On May 5, 1998, the Company sold 22,500 shares of common stock pursuant to Rule 504 of Regulation D to Kaplan Gottbetter and Levenson, LLP. in consideration for $7,500 in legal fees not related to the offering valued at $0.33 per share.

     On September 18, 1998, the Company issued 6,270,000 shares of common stock, valued at $4,180.

     On September 18, 1998, Robert Sendoh and Carl Whitehead transferred in lieu of expending the Company's limited cash resources an aggregate of 843,000 shares of common stock valued at $281,000 or $.33 per share as follows: 600,000 shares to Steve Berry for consulting services valued at $200,000 or $.33 per share; 18,000 shares to Pezhman Sharifi and 225,000 shares to Miulet Technologies, Ltd. for computer services valued at $81,000 or $.33 per share. For the year ended December 31, 1998, the Company issued 915,000 shares of common stock through warrants exercise at $0.27 per share for an aggregate consideration of $244,000.

Note  2-Summary  of  Significant  Accounting  Policies

     a.  Basis  of  Financial  Statement  Presentation


     The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $556,539 for the period from inception September 5, 1997, to December 31, 1998.


These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of the exercise of the balance of the outstanding warrants and with the resulting increase in working capital, the Company will be able to continue to develop the Company's software and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its software, initiating marketing penetration and signing distributors to software contracts. The Company plans to engage in such ongoing financing efforts on a continuing basis.


     The consolidated financial statements presented consist of the consolidated balance sheet of the Company as at December 31, 1998 and the related consolidated statements of operations, stockholders equity and cash flows for the year ending December 31, 1998,the period from inception, September 5 1997 to December 31, 1997,and for the period from inception, September 5, 1997 to December 31, 1998.


     b.  Cash  and  cash  equivalents

     The Company treats temporary investments with a maturity of less than three months as cash.

     c.  Property  and  Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

     d.  Earnings  per  share


     Net income (loss) per share has been computed in accordance with SFAS 128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period. The effect of potential common shares such as warrants have not been included in the computation of diluted earnings per share as they would be antidilutive. At December 31, 1998, there were an aggregate of 2,085,000 warrants outstanding.

     e.  Revenue  recognition

     Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

     Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

     f.  Advertising,  Selling  and  Marketing  Costs

     Advertising, Selling and Marketing costs, are expensed as incurred and for the period from inception, September 5, 1997, to December 31, 1997 was $-0-; for the year ended December 31, 1998 was $-0-.

     g.  Software  Development



Under SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date as technical feasibility of product has not been established.



     h.  Use  of  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     i.  Foreign  Currency  Translation

     The functional currency of the Company is U.S. dollars. Balance sheet accounts of international self-sustaining subsidiaries, principally Canadian, are translated at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

     j.  Significant  Concentration  of  Credit  Risk

     At December 31, 1998, the Company has concentrated its credit risk by Maintaining deposits in several banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

     k. Accounting for the Costs of Computer Software Developed or Obtained for Internal Use



     In March, 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 does not have a material impact on the Company's financial position or results of operations,as the Company has not incurred any costs for computer software developed or obtained for internal use.

     l.  Recent  Accounting  Standards

     Accounting  for  Derivative  Instruments  and  Hedging  Activities

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after January 1, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity.

     m.  Stock-based  compensation:

     The Financial Accounting Standards Board has issued SFAS No.123, "Accounting for Stock-Based Compensation", which encourages, but does not require, companies to record compensation cost for stock-based employee compensation under a fair value based method. The Company has elected to continue to account for its stock-based employee compensation using the intrinsic value method prescribed by Accounting Principles Board Opinion No.25 ("APB No.25"), "Accounting for Stock Issued to Employees" and disclose the pro forma effects on net loss and loss per share basic and diluted had the fair value of such compensation been expensed. Under the provisions of APB No.25, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

Note  3  -  Private  Placements

     a.  Sale  of  Units


     The Company offered for sale to persons who qualified as "accredited investors" as defined under Regulation D promulgated by the Securities and Exchange Commission 3,000,000 Units at $0.033 per Unit. Each Unit consists of one share of the Company's common stock and one warrant to purchase one share of common stock at $0.27 per share. Each warrant may be exercised at any time from time to time after issuance and on or prior to May 11, 1999. The Company, at its option, may redeem the warrants upon 30 days prior written notice in cash for the sum of $0.067 per warrant.

     The Company sold through a private placement 3,000,000 Units for aggregate consideration of $100,000 less offering expenses of $20,000.

     As of April 30, 1998, the Board of Directors of the Company amended the offering to reduce the warrant exercise price to $0.27 per share of common stock from $.30. The reduction was necessary to assure that the aggregate proceeds of the offering would not exceed the $1,000,000 limitation requirement pursuant to Rule 504 exemption from registration.

     As of December 31, 1998, the Company has sold 915,000 shares respectively of common stock through the exercise of 915,000 warrants respectively for an aggregate consideration of $244,000.

     As of December 31, 1998, the Company has reserved 2,085,000 shares of common stock pending the conversion of warrants into shares of common stock.

     b.  Sale  of  Common  Shares

     Pursuant to a private placement which was intended to be effected under an exemption from registration and to persons who qualify as "accredited investors" as defined under Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, the Company has sold an aggregate of 57,000 shares of common stock at $0.33 per share in consideration for $19,000.


Note  4  -  Preferred  Stock

     The Company is authorized to issue 5,000,000 shares of preferred stock, $.001 par value per share. The Board of Directors of the Company has the authority, without further action by the holders of the outstanding shares of common stock, to issue shares of preferred stock from time to time in one or more classes or series, to fix the number of shares constituting any class or series and the stated value, if different from the par value, and to fix the terms of any such series or class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference of such class or series. The designations, rights and preferences of any Shares of Preferred Stock would be set forth in a Certificate of Designation which would be filed with the Secretary of State of the State of Delaware. As of December 31, 1998, the number of shares of preferred stock outstanding is -0-.

Note  5  -  Acquisitions

     a.  Acquisition  of  ePOST  Innovations,  Inc.

     On September 17, 1997, the Company acquired ePOST Innovations, Inc.("ePost"), a wholly-owned subsidiary of Mushroom Innovations, Inc. ("Mushroom"). The Company and Mushroom have officers and directors in common.


     The Company issued 3,000,000 shares of common stock to Mushroom in consideration for all of the issued and outstanding shares of ePost. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000. The Company acquired all the rights, title and interest to all the assets owned by ePost, and those assets consisted of proprietary knowledge of various computer software products under development by ePost.


     The transaction has been accounted for as a related party transfer between companies under common control as one of the shareholders of CyPost and Mushroom had a majority interest in both of these entities. The following are the ownership interests of Mushroom and the Company held by the officers and directors of both companies after the acquisition. The transaction is accounted for using historic costs (as if the entities had always been The following details the identity of the parties which owned CyPost and Mushroom Innovations both before and after each acquisition transaction.

     a) Ownership Interests of Mushroom prior to and after CyPost's acquisition of ePost.

      Robert Sendoh    60,000 shares   60% interest
      Carl Whitehead   30,000 shares   30% interest
      William Kaleta   10,000 shares   10% interest
                      --------------  -------------
      Total           100,000 shares  100% interest

     b) Ownership Interests of CyPost prior to and after CyPost's acquisition of ePost.

          Prior to the acquisition of ePost, CyPost did not have any issued and outstanding shares.
The acquisition of ePost involved CyPost issuing 3,000,000 of its shares to Mushroom; in turn, Mushroom distributed these shares to its shareholders in the following proportion:

Robert Sendoh    1,530,000 shares   51% interest
Carl Whitehead     900,000 shares   30% interest
William Kaleta     300,000 shares   10% interest
Chiyoko Asanumu    270,000 shares    9% interest
                 ----------------  -------------
Total            3,000,000 shares  100% interest


Note:  Robert Sendoh gifted 9% of his shares to Chiyoko Asanuma, his sister.

Company  Ownership  Percentage prior to CEM acquisition

                                          Mushroom   The Company
                                          ---------  ------------
Carl Whitehead, President of the Company        30%           30%
Robert Sendoh                                   60%           51%
William Kaleta                                  10%           10%
Kelly Shane Montalban                            0%            0%
Chiyoko Asanuma                                  0%            9%
                                          ---------  ------------
                                               100%          100%


      The Company acquired all the rights, title and interest to all the assets previously owned by ePOST. Those assets consisted of proprietary knowledge of various computer software products under development by ePost Canada.

      b.  Acquisition  of  Communication  Exchange  Management,  Inc.

      On   October  29,  1998,  the  Company  acquired  Communication  Exchange
Management, Inc.("CEM") a wholly-owned subsidiary of Mushroom. The Company and Mushroom have officers and directors in common.

      The Company issued 6,270,000 shares of common stock to Mushroom in consideration for all of the issued and outstanding shares of CEM. The shares of common stock were valued at $.001 per share for an aggregate consideration of $4,180. The Company acquired all the rights, title and interest to all the assets owned by CEM, which consisted of proprietary knowledge of various computer software products under development by CEM .

      The acquisition has been accounted for under the purchase method. Operating results of CEM prior to the date of acquisition were not significant.

     C) OWNERSHIP INTERESTS OF MUSHROOM PRIOR TO AND AFTER CYPOST'S ACQUISITION OF CEM

ROBERT SENDOH     4,800 SHARES   11% INTEREST
CARL WHITEHEAD    9,000 SHARES   22% INTEREST
WILLIAM KALETA   13,000 SHARES   31% INTEREST
KELLY MONTALBAN  15,000 SHARES   36% INTEREST
                 -------------  -------------
TOTAL            41,800 SHARES  100% INTEREST

     Note: A restructuring of share distribution had occurred in Mushroom Innovations, you will see the change in after the sale of Epost to CyPost Corporation.

          The acquisition of CEM involved CyPost issuing 6,270,000 of its shares to Mushroom; in turn, Mushroom distributed these shares to its shareholders in the following proportion:

ROBERT SENDOH      720,000 SHARES   11% INTEREST
CARL WHITEHEAD   1,350,000 SHARES   22% INTEREST
WILLIAM KALETA   1,950,000 SHARES   31% INTEREST
KELLY MONTALBAN  2,250,000 SHARES   36% INTEREST
                 ----------------  -------------
                 6,270,000 SHARES  100% INTEREST

Company  Ownership  Percentage after the Epost and CEM Acqusitions

                                          Mushroom   The Company
                                          ---------  ------------
Carl Whitehead, President of the Company        22%           24%
Robert Sendoh                                   11%           24%
William Kaleta                                  31%           24%
Kelly Shane Montalban                           36%           24%
Chiyoko Asanuma                                  0%            4%
                                          ---------  ------------
                                               100%          100%

      The acquisition has been accounted for under the purchase method. Operating results of CEM prior to the date of acquisition were not significant.

Note  6  -  Capital  Assets

Capital  Assets  consisted  of  the  following  at  December  31,  1998

Office equipment          $ 28,563
Accumulated depreciation     6,233
                           -------
Balance                   $ 22,330

Note  7  -  Related  Party  transactions

      a.  Issuance  of  Shares  of  Capital  Stock



     On  September  17,  1997  CyPost  purchased  all  of  the  shares  of ePOST
Innovations Inc. from Mushroom In return for such purchase, CyPost issued a total of 2,000,000 pre-split, or 3,000,000 post-split shares to Mushroom; in turn, Mushroom distributed these shares to its shareholders in the following proportion.:


                 Pre-Split  Post-Split
                 ---------  ----------
Robert Sendoh    1,020,000   1,530,000
Carl Whitehead     600,000     900,000
William Kaleta     200,000     300,000
Chiyoko Asanuma    180,000     270,000


     There were no outstanding shares of the Company prior to the date of acquisition of ePost therefore, Mr. Sendoh became a 51% stockholder, Mr. Whitehead became a 30% stockholder, Mr. Kaleta became a 10% stockholder and Ms. Asanuma became a 9% shareholder of CyPost.

     At the time of the acquisition of ePost, Robert Sendoh, Carl Whitehead and William Kaleta owned 60%, 30% and 10% respectively of the issued and outstanding shares of Mushroom. Subsequently, Robert Sendoh transferred 9% of the total shares of Mushroom to Chiyoko Asanuma which resulted in Robert Sendoh owning 51% of the issued and outstanding shares of Mushroom. Robert Sendoh was one of the founders and director of ePost Innovations. Carl Whitehead was a founder as well as, director and President, William Kaleta at the time of acquisition was CTO (Chief Technical Officer) of ePost Innovations and Chiyoko Asanuma (sister of Robert Sendoh) was gifted 9% of Sendoh's issuance.

     On October 29, 1998, CyPost acquired all of the issued and outstanding capital stock of Communications Exchange Management, a Canadian corporation, from Mushroom. CyPost issued 4,180,000 pre-split, or 6,270,000 post-split, shares to Mushroom; in turn, Mushroom distributed these shares to its shareholders in the following proportion.:


                       Pre-Split  Post-Split
                       ---------  ----------
Robert Sendoh            480,000     720,000
Carl Whitehead           900,000   1,350,000
William Kaleta         1,300,000   1,950,000
Kelly Shane Montalban  1,500,000   2,250,000


     These shares were issued in proportion to the recipient's proportional share ownership in Mushroom. At this time of this transaction, Mr. Sendoh and Mr. Whitehead were directors of CyPost and Mr. Kaleta was an officer of CyPost. Mr. Montalban had purchased shares in Mushroom prior to CyPost's acquisition of CEM on October 29, 1998. Further information relating to these transactions can be found in the footnotes to the Consolidated Financial Statements of CyPost under the caption "Issuance of Common Stock".

     b.  Transfer  of  Shares  of  Common  Stock

     On September 18, 1998, Robert Sendoh and Carl Whitehead, as officers and directors of the Company, transferred an aggregate of 843,000 shares of common stock as of the Company that they owned, to the following parties: 600,000 shares to Steve Berry (President and Chief Executive Officer of CyPost during
1999), 18,000 shares to Pezhman Sharifi and 225,000 shares to Miulet Technologies, Ltd. The transfer was in consideration for past consulting and other serviced provided by these parties to the Company in order to preserve the Company's cash resources. The transfer was valued at $281,000 which equate to $0.33 per share and represents the priced per share based on the offering date of March 28, 1998.



      c.  Officer  Compensation

      For the period from inception, September 5, 1997, to December 31, 1998, the Company has not paid any officer in excess of $100,000.

Note  8  -  Income  Taxes

      The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.


      At December 31, 1998, the Company has net operating loss carry forwards for income tax purposes of $556,539. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent. The components of the net deferred tax asset as of December 31, 1998 are as follows:

      Deferred tax asset:
Net operating loss carry forward  $ 189,223
Valuation allowance               $(189,223)
                                  ----------
Net deferred tax asset            $     -0-


      The Company recognized no income tax benefit for the loss generated in the period from inception, September 5, 1997, to December 31, 1998. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

Note  9  -  Commitments  and  Contingencies

      a.  Lease  agreement  for  office  space

      The Company has leased 408.1 square meters of office space from the Minister of Public Works and Government Services at #101-260 West Esplanade Street, North Vancouver, British Columbia at a rent of $2,609 per month for an annual rent of $31,305. The lease began on February 1, 1998 and will terminate on December 30, 1999. A security deposit of $2,609 was paid and a six month advance prepaid rental of $16,836.

      Rent expense for the period ending December 31, 1997 and for the year ended December 31, 1998 is $-0- and $27,168 respectively.

      Future minimum lease payments as at December 31, 1998 and 1999 is $31,305.

      b.  Stock  Warrants


      The Company has authorized 3,000,000 warrants to purchase an additional 3,000,000 shares of common stock as part of a private placement dated October 27, 1997. As of December 31, 1998, the number of warrants outstanding was 2,085,000. The Company has reserved that many shares of common stock at December 31, 1998.

      c.  Software  Development  Contracts


     (1) The Company has entered into a one year employment agreement with Marian Miulet through its wholly owned subsidiary ePost Innovations, Inc. for the development of the software products. The Company is required to pay an annual salary of $25,200 beginning February 1, 1998. For the year ending December 31, 1998, the Company paid Marian Miulet $32,834 in cash and received a transfer from a related party in lieu of cash of 225,000 shares of common stock valued at $74,250.

       (2) The Company has entered into an employment agreement with Bill Kaleta for a period of one year November 1, 1997 at a monthly fee of $1,800 for the development of the Company's computer software products. For the year ending December 31, 1998, the Company has paid Mr. Kaleta an aggregate of $36,549.


Note  11  -  Non  Cash  Transactions

      In  September, 1997,  the Company issued 3,000,000 shares of common  stock
to  Mushroom  in   consideration for all of the issued and outstanding shares of
ePOST  (see  note  5  (a)).


     On September 18, 1998, Robert Sendoh and Carl Whitehead transferred in lieu of expending the Company's limited cash resources an aggregate of 843,000 shares of common stock valued at $281,000 or $0.33 per share and issued as follows:
600,000 shares to Steve Berry for consulting services valued at $200,000 that was charged to general and administrative expenses; 18,000 shares to Pezhman Sharifi and 225,000 shares to Miulet Technologies, Ltd. for computer programming services valued at $81,000 and charged to research and development.

For the year ending December 31, 1998, the Company issued 22,500 shares of common stock for an aggregate consideration of $7,500 or $0.33 per share



Note  12  -  Development  Stage  Company

      The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is marketing program, acquire additional equipment, management talent, inventory and working capital to engage in profitable business activity. Since its organization, the Company's activities have been limited to determining the feasibility of the software products and beginning initial programming and product development and the conducting of marketing research, and the preparation of documentation and the sale of a private placement offering.

                               CYPOST  CORPORATION
                           CONSOLIDATED  BALANCE  SHEET
                               SEPTEMBER  30,  1999
                                   (UNAUDITED)
                                 (U.S.  Dollars)

               ASSETS

CURRENT ASSETS
Cash                                                                     $2,414,094
  Accounts receivable                                                       121,019
  Prepaid expenses                                                           49,144
                                                                         ----------

                                                                          2,584,257

PROPERTY AND EQUIPMENT, net                                                 148,156

GOODWILL AND OTHER INTANGIBLES                                              751,208
  OTHER ASSETS                                                               97,204
  SOFTWARE DEVELOPMENT, NET AMORTIZATION OF $14,140                         128,870
                                                                         ----------

                                                                         $3,708,695

  LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                               $ 351,106
  Loans                                                                  2,650,000
  Deferred Revenue                                                          75,283
                                                                         ----------
                                                                         3,076,389

SHAREHOLDERS' EQUITY
  Share capital
    Authorized

      5,000,000 preferred stock with a par value of $.001
      30,000,000 common stock with a par value of $.001
    Issued and outstanding
      Nil preferred stock

  16,859,355 common stock                                  $    16,859
  Additional paid in capital                                 4,113,346
  Deficit                                                   (3,517,399)
  Currency Translation Adjustment                               19,500      632,306
                                                           ------------  ----------
                                                                         $3,708,695

The accompanying notes are an integral part of this consolidated financial statement.

                               CYPOST  CORPORATION
                CONSOLIDATED  STATEMENTS  OF  OPERATIONS  AND  DEFICIT
  FOR  THE  THREE MONTHS ENDED AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)
                                 (U.S.  Dollars)

                                            Three  Months  Ended       Nine  Months  Ended
                                               SEPTEMBER  30,             SEPTEMBER  30,
                                        --------------------------  -------------------------
                                            1999          1998          1999         1998
                                        ------------  ------------  ------------  -----------
REVENUE                                 $   185,670   $         -   $   197,068   $        -

DIRECT COSTS                                 49,275             -        49,275            -
                                        ------------  ------------  ------------  -----------

                                            136,395             -       147,793            -
                                        ------------  ------------  ------------  -----------
EXPENSES

  SELLING, GENERAL AND ADMINISTRATIVE       432,521        34,840     1,167,442      153,004
  AMORTIZATION AND DEPRECIATION              24,874             -        33,211        2,852
                                        ------------  ------------  ------------  -----------
                                            457,395        34,840     1,200,653      155,856
                                        ------------  ------------  ------------  -----------
LOSS BEFORE INTEREST EXPENSE               (321,000)      (34,840)   (1,052,860)     (155,856)

INTEREST EXPENSE                          1,378,000             -     1,908,000            -
                                        ------------  ------------  ------------  -----------
NET LOSS                                 (1,699,000)      (34,840)   (2,960,860)    (155,856)

DEFICIT, BEGINNING OF PERIOD             (1,818,399)     (137,894)     (556,539)    ( 16,878)
                                        ------------  ------------  ------------  -----------
DEFICIT, END OF PERIOD                  $(3,517,399)  $  (172,734)  $(3,517,399)  $ (172,734)
                                        ============  ============  ============  ===========
LOSS PER SHARE, BASIC AND DILUTED       $     (0.11)  $     (0.01)  $     (0.20)  $    (0.03)
                                        ============  ============  ============  ===========
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING              16,105,177     7,262,217    14,953,226    5,954,324
                                        ============  ============  ============  ===========


The accompanying notes are an integral part of this consolidated financial statement.

                               CYPOST CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE THREE MONTHS ENDED AND NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                   (UNAUDITED)
                                 (U.S. Dollars)


                                                 Three Months Ended                  Nine Months Ended
                                                     SEPTEMBER 30,                      SEPTEMBER 30,
                                         ---------------------------------  --------------------------------
                                              1999             1998              1999             1998
                                         ----------------  ---------------  ----------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES

       NET LOSS                          $   (1,699,000)    $     (34,840)   $   (2,960,860)  $    (155,856)
       Add items not affecting cash
          AMORTIZATION                           24,874               -              33,211           2,852
          INTEREST EXPENSE                    1,378,000               -           1,908,000             -

    CHANGE IN NON-CASH OPERATING ACCOUNTS       (68,978)            2,298            89,450             387
                                         ----------------  ---------------  ----------------  --------------
        NET CASH USED IN
        OPERATING ACTIVITIES                   (365,104)          (32,542)       (  930,199)       (152,617)
                                         ----------------  ---------------  ----------------  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
       PROCEEDS (PURCHASE) OF
       CAPITAL ASSETS                           (34,169)              644           (55,194)        (18,360)
       Acquisition of Hermes Net
       Solutions, Inc.                             -                  -            (445,112)             -
       Acquisition of Intouch.Internet Inc.        -                  -            (197,917)             -
      PURCHASE OF OTHER ASSETS                  (69,477)              -             (54,220)             -
       Software Development                    (114,339)              -            (142,010)             -
                                         ----------------  ---------------  ----------------  --------------
NET CASH PROVIDED FROM (USED IN)
  INVESTING ACTIVITIES
                                               (217,985)              644          (894,453)         (18,360)
                                         ----------------  ---------------  ----------------  --------------
CASH FLOWS FROM FINANCING ACTIVITIES
    LOAN REPAYMENT                              (66,841)               -               -                  -
    LOAN PROCEEDS                             2,750,000                -          3,650,000               -
    ISSUANCE OF SHARES                             -               44,000           556,000          185,000

                                         ----------------  ---------------  ----------------  --------------
NET CASH PROVIDED FROM
     FINANCING ACTIVITIES                     2,683,159            44,000         4,206,000          185,000
                                         ----------------  ---------------  ----------------  --------------
Exchange rate changes on cash in
        Foreign currency                        (14,466)           (2,162)          (14,466)          (2,847)
NET INCREASE IN CASH                          2,085,604             9,940         2,366,882           11,176
CASH, BEGINNING OF PERIOD                       328,490             5,103            47,212            3,867
                                         ----------------  ---------------  ----------------  --------------
CASH, END OF PERIOD                      $    2,414,094    $       15,043   $     2,414,094   $       15,043
                                         ================  ===============  ================  ==============

                                                                Additional
                                         COMMON STOCK             Paid-in             Currency
                                   -------------------------                          Translation
                                    NUMBER       AMOUNT          CAPITAL    DEFICIT    ADJUSTMENT      TOTAL
                                    --------   -----------  -----------  -----------  ----------     ---------

Incorporation date, September 5, 1997
    Issued for acquisition
    of ePost Innovations, Inc.  3,000,000   $     3,000   $    (1,000)   $     --    $       --    $    2,000

    Issued on sale of units       600,000           600        19,400          --            --        20,000
    Net loss                       --               --            --     (16,878)            --       (16,878)
                               -----------   -----------  -----------  -----------   -----------   -----------

Balance, December 31, 1997      3,600,000         3,600        18,400    (16,878)            --         5,122
    Issued on sale of units     2,400,000         2,400        77,600          --            --        80,000
    Issued for cash                57,000            57        18,943          --            --        19,000
    Issued for legal services      22,500            22         7,478          --            --         7,500
    Issued for acquisition of
     Communication Exchange
     Management, Inc.           6,270,000         6,270        (2,090)         --            --         4,180
    Issued for exercise
     of warrants                  915,000           915       243,085          --            --       244,000
    Offering expenses               --              --        (20,000)         --            --       (20,000)
    Share transfer for
     services                       --              --        281,000          --            --       281,000
    Net Loss                        --              --           --     (539,661)            --      (539,661)
    Currency translation
     adjustment                     --              --           --            --        33,966        33,966
                              -----------   -----------  -----------  -----------   ------------   -----------

Balance, December 31, 1998    13,264,500         13,264       624,416   (556,539)        33,966        115,107
    Issued for acquisition
     of InTouch.Internet Inc.      9,855             10        28,515          --            --        28,525
    Issued for loan
     conversion                1,500,000          1,500       998,500          --            --     1,000,000
    Issued for exercise
     of warrants               2,085,000          2,085       553,915          --            --       556,000
    Beneficial conversion
     feature on loans              --               --      1,908,000          --            --     1,908,000
    Currency translation
     adjustment                    --               --          --             --       (14,466)      (14,466)
    Net Loss                       --               --          --     (2,960,860)                 (2,960,860)
                              -----------   -----------  -----------   -----------   -----------   -----------

BALANCE,
    SEPTEMBER 30, 1999        16,859,355   $    16,859    $ 4,113,346  $(3,517,399)   $ 19,500      $  632,306
                              ==========   ===========  =============   ===========   ============ ===========

                               CYPOST  CORPORATION
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                               SEPTEMBER  30,  1999
                                   (UNAUDITED)
                                 (U.S.  Dollars)

1.    BASIS  OF  PRESENTATION  AND  SIGNIFICANT  ACCOUNTING  POLICIES


      GOING  CONCERN

     These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" which assume that Cypost Corporation (the "Company") will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

     Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses before interest expense of approximately $1.5 million for the period from inception September 5, 1997 to September 30, 1999, has a working capital deficiency at September 30,1999, and requires additional financing for its business operations. As of September 30, 1999, the Company has $2.3 million of funding available which can be drawn against a promissory note agreement with a lender.

     The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing its software products, and market penetration and profitable operations from its internet connection services. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained. Management is also pursuing acquisitions of other businesses with existing positive cash flows. In addition, management is working on attaining cost and efficiency synergies by consolidating the operations of the businesses acquired.

     These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

     INTERIM  FINANCIAL  STATEMENTS

     These financial statements do not include certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles. These interim financial statements are prepared pursuant to regulations of the Securities and Exchange Commission.

      In the opinion of management, these financial statements include all adjustments which are necessary for fair presentation.

      CONSOLIDATION

      The consolidated financial statements include the accounts of CyPost Corporation and its subsidiaries. The principal subsidiaries, all of which are wholly owned, include ePost Innovations Inc., Hermes Net Solutions Inc. and InTouch.Internet Inc.

                               CYPOST  CORPORATION
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                               SEPTEMBER  30,  1999
                                   (UNAUDITED)
                                 (U.S.  Dollars)

1.    BASIS  OF  PRESENTATION  (CONTINUED)

      FOREIGN  CURRENCY  TRANSLATION

     The functional currency of the Company is U.S. dollars. Balance sheet accounts of international self-sustaining subsidiaries, principally Canadian, are translated at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

      USE  OF  ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      FINANCIAL  INSTRUMENTS

      The Company has, where practicable, estimated the fair value of financial instruments based on quoted market prices or valuation techniques such as present value of estimated future cash flows. These fair value amounts may be significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates are not necessarily indicative of the amounts that could be realized in a current market exchange. Where these estimates approximate carrying value, no separate disclosure of fair value is shown.

      PROPERTY  AND  EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight-line method over a period of five years. Maintenance and repairs are charged against operations and betterments are capitalized.

      EARNINGS  (LOSS)  PER  SHARE



     Earnings (loss) per share has been computed in accordance with SFAS 128. Basic earnings (loss) per share is computed by dividing net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the respective periods. Diluted earnings (loss) per share is computed similarly, but also gives effect to the impact that convertible securities, such as warrants, if dilutive, would have on net earnings (loss) and average common shares outstanding if converted at the beginning of the year. The effects of potential common shares such as warrants would be antidilutive in each of the periods presented in these financial statements. At September 30, 1999, there were no warrants outstanding ( September 30, 1998 - 2,250,000)

                               CYPOST  CORPORATION
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                               SEPTEMBER  30,  1999
                                   (UNAUDITED)
                                 (U.S.  Dollars)

1.    BASIS  OF  PRESENTATION  (CONTINUED)

      REVENUE  RECOGNITION  AND  DEFERRED  REVENUE

     The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenues applicable to future periods are classified as deferred revenue.

     DIRECT  COSTS

     Direct costs consist of telecommunications charges in respect of providing internet connection services to customers. These costs are expensed as incurred.

     SELLING  AND  MARKETING  COSTS

     Selling and marketing costs are expensed as incurred and totaled $261,093 for the nine months ended September 30, 1999. These costs are reported under selling, general and administrative expenses on the statement of operations.

     SOFTWARE  DEVELOPMENT  COSTS

        Under SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. Software development costs are amortized on the straight line method over the estimated economic life of the product of three years.

     As at September 30, 1999, the Company has capitalized $142,010 of software development costs and amortized $14,140 of these costs.


      GOODWILL  AND  OTHER  INTANGIBLE  ASSETS

      Intangible assets consist primarily of customer lists and goodwill related to acquisitions accounted for under the purchase method of accounting.
Amortization   of  these   purchased   intangibles   is  provided  on  the
straight-line basis over the respective useful lives of the intangible assets which is estimated to be three years.

      The Company identifies and records impairment losses on intangible assets when events and circumstances indicate that such assets might be impaired. The Company considers factors such as significant changes in the regulatory or business climate and projected future cash flows. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

                               CYPOST  CORPORATION
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                               SEPTEMBER  30,  1999
                                   (UNAUDITED)
                                 (U.S.  Dollars)

1.    BASIS  OF  PRESENTATION  (CONTINUED)

      INCOME  TAXES

      The Company  computes  income taxes using the asset and liability  method,
under  which  deferred   income  taxes  are  provided  for  the  temporary
differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using currently enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

      ACCOUNTING  FOR  DERIVATIVE  INSTRUMENTS  AND  HEDGING  ACTIVITIES

      SFAS  No.  133,   "Accounting  for  Derivative   Instruments  and  Hedging
Activities", requires the recognition of all derivatives as either assets or liabilities and the measurement of those instruments at fair value. SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities
- Deferral of the Effective Date of SFAS No. 133", issued in August 1999, postpones for one year the mandatory effective date for adoption of SFAS No. 133 to January 1, 2001.

      The Company does not currently engage in derivative trading or hedging activities; hence, SFAS No. 133 and SFAS No. 137 will not have a material impact on its financial position or results of operations.

      STOCK-BASED  COMPENSATION

      SFAS No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require, companies to record compensation cost for stock-based employee compensation under a fair value based method. Alternatively, stock-based employee compensation can be accounted for under APB No. 25, "Accounting for Stock Issued to Employees", under which no compensation is recorded.

      The Company has not granted any stock-based compensation for any of the periods presented in these financial statements.

      PENSIONS  AND  OTHER  POSTRETIREMENT  BENEFITS

     SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106", revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pension and other postretirement benefits to the extent practicable, requires additional information on changes in benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures that are no longer considered useful.

      The  Company  does not offer any pension or other postretirement benefits.

                               CYPOST  CORPORATION
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                               SEPTEMBER  30,  1999
                                   (UNAUDITED)
                                 (U.S.  Dollars)

1.    BASIS  OF  PRESENTATION  (CONTINUED)

      RECENT  ACCOUNTING  PRONOUNCEMENTS


     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 does not have a material impact on the Company's financial position or results of operations, as the Company has


     Not incurred any such costs for the computer software developed or obtained for internal use.

2.    ACQUISITIONS

      On June 30, 1999, the Company acquired all the shares of Hermes Net Solutions, Inc. for cash consideration of Cdn.$770,000 (U.S.$528,000).

      Also on June 30, 1999, the Company purchased all the shares of InTouch.Internet Inc. for Cdn.$428,000 (U.S.$293,000). The consideration for this purchase included cash of Cdn.$386,000 (U.S.$265,000) and 9,855 shares of common stock valued at Cdn.$42,000 (U.S.$28,000) as stated in the Share Purchase Agreement.

     Both acquisitions have been accounted for by the purchase method of accounting. In both acquisitions, the net assets acquired included goodwill and other intangibles which will be amortized on a straight line basis over its estimated useful life of three years. These financial statements include the results of operations of the two acquired businesses for the period from July 1, 1999 to September 30, 1999.

3.  SUBSEQUENT  EVENTS

     ACQUISITION  OF  NETROVER  INC.  AND  NETROVER  OFFICE  INC.

     On October 4, 1999, the Company purchased all the shares of NetRover Inc. and NetRover Office Inc. for Cdn.$4 million (U.S.$2.7 million). The consideration for the purchase included cash of Cdn.$3 million (U.S.$2 million) and 219,000 shares of common stock valued at Cdn.$1 million (U.S.$680,000) as stated in the Share Purchase Agreement. These purchases will be accounted for under the purchase method of accounting.

      ACQUISITION  OF  CONNECT  NORTHWEST  AND  INTERNET  ARENA

      On October 27, 1999, the Company purchased certain assets and liabilities of the business of Connect Northwest for $1.4 million. The purchase price was satisfied by a cash payment of $670,000, amount payable of $70,000 and the issuance of 147,985 shares of common stock valued at $660,000 as stated in the Asset Purchase Agreement.

                               CYPOST  CORPORATION
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                               SEPTEMBER  30,  1999
                                   (UNAUDITED)
                                 (U.S.  Dollars)

3.    SUBSEQUENT  EVENTS  (CONTINUED)

      On November 9, 1999, the Company purchased certain assets and liabilities of the business of Internet Arena for $600,000. The consideration for the purchase included cash of $242,000, amount payable of $58,000 and 100,698 shares of common stock valued at $300,000 as stated in the Asset Purchase Agreement.

      These purchases will be accounted for under the purchase method of accounting.


     ACQUISTION  OF  PLAYA  CORPORATION

     On February 23, 2000, the Company completed the acquisition of Playa Corportation (a Japan company), developer of Yabumi instant messaging and e-greeting card services. The acquisition totals $3 million, comprised of $300,000 in cash and $2.7 million in the Company's shares of common stock.


4.    LOANS

      During the nine months ended September 30, 1999, the Company borrowed $3,650,000 pursuant to two promissory note agreements. The loans are unsecured, bear interest at 8% per annum, and the principal and accrued interest are due on demand. The lender may elect to convert the loans into shares of common stock of the Company as follows:


                                                              SHARES
                                                 -------------------------------
                                  PRINCIPAL         PRE-SPLIT       POST-SPLIT
                                -------------    -------------     -------------
                                $   1,000,000        1,000,000         1,500,000
                                    2,650,000        1,766,667         2,650,000

      At the commitment dates of the promissory notes, the conversion prices were less than the fair values of the common stock, hence a beneficial conversion feature is attached to these convertible notes. The amount of this beneficial conversion feature has been recorded as interest expense and additional paid-in-capital for $1,378,000 for the three months ended September 30, 1999 and $1,908,000 for the nine months ended September 30, 1999.

      During the nine months ended September 30, 1999, $1 million of loans were settled by the issuance of 1,500,000 shares of common stock valued at $1 million.


      At September 30, 1999, the loans balance is $2,650,000. The fair value of the loans at September 30, 1999 is not practicable to estimate because of the conversion features associated with the loans; accordingly, it is not possible to estimate the present value of the future cash flows with any reasonable degree of precision. On November 24, 1999, these loans were converted into 2,650,000 of common stock.


5.    SHARE CAPITAL

      Effective September 24, 1999, the Company effected a three-for-two subdivision of its shares of common stock. All share and per share amounts in the accompanying financial statements have been adjusted retroactively to give effect to this subdivision.


6.     PROFORMA  DISCLOSURES  ON  BUSINESS  COMBINATION  (UNAUDITED)

As described in Note 2, the Company completed the business acquisitions of Hermes Net Solutions Inc. and Intouch.Internet Inc. The following presents unaudited pro forma financial information as though each of the transactions occurred on January 1, 1999 and 1998. This pro forma financial information includes adjustments giving effect to goodwill amortization associated with the acquisitions and interest expense on debt incurred to finance the acquisitions.


1.  Basis  of  Presentation

The pro forma condensed consolidated financial information ("pro forma financial information") of CyPost Corporation (the "Company") have been prepared by management based on historical financial statements of CyPost Corporation, Hermes Net Solutions, Inc. ("Hermes"), Intouch.Internet Inc.
("Intouch"), NetRover Inc. and NetRover Office Inc. ("NetRover"), Internet Arena, and Connect Northwest.

The pro forma financial information are not necessarily indicative of the actual results that would have occurred if the acquisitions had been in effect on the dates indicated and are not necessarily indicative of what the actual results will be in the future.

The pro forma financial information give effect to the acquisitions of Hermes and Intouch which have both been accounted for under the purchase method of accounting and summarized as follows.

i) Intouch - On June 30, 1999, the Company acquired all the shares of Intouch for Cdn. $428,000 (US $293,000). The consideration for the purchase included cash of Cdn. $386,000 (US $265,000) and 9,855 shares of common stock for a value of Cdn. $42,000 (US $28,000).
The purchase included goodwill and other intangibles of Cdn. $470,000 (US $322,000) which will be amortized on a straight line basis over its estimated life of three years. Intouch is based in Vancouver, Canada.

ii) Hermes - On June 30, 1999, the Company acquired all of the shares of Hermes for cash consideration of Cdn. $777,000 (US $528,000)
The purchase included goodwill and other intangibles of Cdn. $644,000 (US $437,000) which will be amortized on a straight line basis over its estimated life of three years. Hermes is based in Vancouver, Canada.

The pro forma financial information also give effect to the acquisitions of NetRover, Internet Arena, and Connect Northwest which occurred subsequent to September 30, 1999 and all are accounted for under the purchase method of accounting and summarized as follows.

iii) NetRover - On October 4, 1999, the Company acquired all of the shares of NetRover for Cdn. $4 million (US $2.7 million). The consideration for the purchase included cash of Cdn. $3 million (US $2.0 million) and 219,000 shares of common stock for Cdn. $1 million
(US $680,000). The purchase included goodwill and other intangibles of Cdn. $4.2 million (US $2.9 million) which will be amortized on a straight line basis over its estimated useful life of three years. NetRover is based in Toronto, Canada.

iv) Internet Arena - On November 9, 1999, the Company purchased certain assets and liabilities of the business of Internet Arena for $600,000. The consideration for the purchase included cash of $242,000, amount payable of $58,000 and 100,698 shares of common stock for a value of $300,000. The purchase included goodwill and other intangibles of $536,000 which will be amortized on a straight-line basis over its estimated useful life of three years.

v) Connect Northwest - On October 27, 1999, the Company purchased certain assets and liabilities of the business of Connect Northwest for $1.4 million. The consideration for the purchase included cash of $670,000, amount payable of $70,000 and 147,985 shares of common stock for a value of $660,000. The purchase included goodwill and other intangibles of $1.3 million which will be amortized on a straight-line basis over its estimated useful life of three years.


2.  Pro  Forma  Condensed  Balance  Sheet

The pro forma condensed balance sheet as of September 30, 1999 include the acquisitions of Hermes and Intouch and also assume that the acquisitions of NetRover, Internet Arena and Connect Northwest were in effect at September 30, 1999. The pro forma condensed balance sheet give effect to the following pro forma adjustments.
(a)  the  elimination  of  intercompany  balances  and  investments.
(b) the total cash paid ($2,912,000) and payable ($328,000) to acquire NetRover, Internet Arena and Connect Northwest was obtained through  the  convertible  debt  facility  available  to  the  Company.
(c) the number of shares issued to acquire NetRover, Internet Arena and Connect Northwest totalled 467,683 for a value of $1,640,000.
(d) goodwill and other intangible assets acquired in each of the acquisitions are described above and have been amortized on a straight-line basis  over  their  estimated  useful  lives  of  three  years.
(e) property and equipment acquired in the acquisitions is amortized over its estimated useful live of three years.


3.  Pro  Forma  Condensed  Consolidated  Statement  of  Operations

The pro forma condensed consolidated statement of operations assume the acquisitions occurred on January 1, 1999 and 1998 and give effect to the following.
(a) amortization of the goodwill and other intangible assets and property, plant and equipment acquired in connection with the purchase transactions on a straight-line basis over its estimated useful life of three years.

Pro  Forma  Condensed  Consolidated  Balance  Sheet  for  the  Nine Months Ended
September
30,  1999  (Unaudited)

                                                                                     INTERNET    CONNECT     PRO-FORMA
(US Dollars)                           CYPOST      HERMES     INTOUCH    NETROVER      ARENA    NORTHWEST   ADJUSTMENTS
                                     -----------  ---------  ---------  -----------  ---------  ----------  ------------
CURRENT ASSETS                        2,324,855    216,593     42,809      113,546      3,685      45,253             0

PROPERTY AND EQUIPMENT,NET               76,443     33,648     38,065      253,728     41,926     150,453       109,000

INVESTMENTS IN SUBSIDIARIES             755,718          0          0            0          0           0      -755,718

GOODWILL AND OTHER INTANGIBLES                0          0          0            0          0           0     4,125,748

OTHER ASSETS                          1,376,513          0     23,957       42,534      6,760       5,170    -1,303,266

                                     -----------  ---------  ---------  -----------  ---------  ----------  ------------
TOTAL ASSETS                          4,533,529    250,241    104,831      409,808     52,371     200,876
                                     ===========  =========  =========  ===========  =========  ==========  ============


CURRENT LIABILITIES                  (4,103,011)  (123,465)  (166,109)  (1,308,813)  (116,927)   (134,441)   (1,923,804)

LONG TERM LIABILITIES                         0          0          0            0   (175,377)    (86,605)            0
                                     -----------  ---------  ---------  -----------  ---------  ----------  ------------

SHAREHOLDERS EQUITY                    (430,518)  (126,776)    61,278      899,005    239,933      20,170      (251,960)
                                     -----------  ---------  ---------  -----------  ---------  ----------  ------------

TOTAL LIABILITIES AND SHAREHOLDERS   (4,533,529)  (250,241)  (104,831)    (409,808)   (52,371)   (200,876)            0
                                     ===========  =========  =========  ===========  =========  ==========  ============

EQUITY


                                                   CONSOLIDATED
(US Dollars)                            Notes          TOTAL
                                     ------------  -------------
CURRENT ASSETS                                        2,584,257

PROPERTY AND EQUIPMENT,NET                   2(e)       257,156

INVESTMENTS IN SUBSIDIARIES                  2(a)             0

GOODWILL AND OTHER INTANGIBLES               1, 3     4,125,748

OTHER ASSETS                                 2(a)        97,204

                                     ------------  -------------
TOTAL ASSETS                                          7,064,365
                                     ============  =============


CURRENT LIABILITIES                      2(a),(b)    -6,316,389

LONG TERM LIABILITIES

SHAREHOLDERS EQUITY                  2(c),(d),(e)      -747,976

                                     ------------  -------------
TOTAL LIABILITIES AND SHAREHOLDERS                   (7,064,365)
                                     ============  =============

EQUITY

Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September
30,  1999  (Unaudited)

1999 (US Dollars)    CYPOST     HERMES   INTOUCH  NETROVER   INTERNET ARENA   CONNECT NORTHWEST   PRO FORMA ADJUSTMENT   Notes
-----------------  -----------  -------  -------  ---------  ---------------  ------------------  ---------------------  -----
REVENUE                14,000   290,000  268,000  1,864,000         466,000             563,000                      0

NET INCOME (LOSS)  (1,241,000)   36,056   27,000     18,000         (45,000)             (7,000)            (1,416,460)      3

LOSS PER SHARE



1999 (US Dollars)     TOTAL
-----------------  -----------
REVENUE             3,465,000

NET INCOME (LOSS)  (2,628,404)

LOSS PER SHARE          (0.17)

Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 1998 (Unaudited)


1998 (US Dollars)   CYPOST     HERMES   INTOUCH   NETROVER   INTERNET ARENA   CONNECT NORTHWEST   PRO FORMA ADJUSTMENT   Notes
-----------------  ---------  --------  -------  ----------  ---------------  ------------------  ---------------------  -----
REVENUE                   0   135,000   389,000  1,700,000          295,000             382,000                      0

NET INCOME (LOSS)  (156,000)   (1,000)    2,000    (69,000)        (101,000)            (49,000)            (1,416,460)      3

LOSS PER SHARE



1998 (US Dollars)     TOTAL
-----------------  -----------
REVENUE             2,901,000

NET INCOME (LOSS)  (1,790,460)

LOSS PER SHARE          (0.17)

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               Fax (973) 790-8845

To  The  Board  of  Directors  and  Shareholders  Of   ePOST Innovations, Inc. a
subsidiary of Mushroom Innovations Inc.,a British Columbia, Canadian corporation (a development stage company).



        I have audited the accompanying balance sheet of ePOST Innovations, Inc. (a development stage company) as of August 31, 1997 and the related statements of operations, cash flows and shareholders' equity for the period from inception, March 27, 1997 to August 31, 1997. These consolidated financial
statements   are  the   responsibility   of  the   Company's   management.   My
responsibility is to express an opinion on these financial statements based on my audit.


       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.


       In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ePOST Innovations, Inc. (a development stage company) as of August 31, 1997 and the results of its operations, shareholders equity and cash flows for period from inception, March 27, 1997, to August 31, 1997 in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that ePOST Innovations Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of ePOST Innovations, Inc. (a development stage company) to continue as a going concern.


Thomas  P.  Monahan,  CPA
January  18,  1998
Paterson,  New  Jersey
                                      F-26
                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                                  BALANCE SHEET
                                 August 31, 1997
                                  (US Dollars)

    Assets

Current  assets

  Total  assets                                $    -0-


     Liabilities  and  Stockholders'  Equity

Current  liabilities

  Due  to  parent  company                         $986
                                                   ----
  Total  current  liabilities                       986


Stockholders'  equity
  Common  Stock  authorized
100,000  shares,  no  par  value  each.
At  August  31,  1997,  there
are  100  shares  outstanding.                      657
 Deficit                                         (2,000)
                                                   ----
  Currency  translation  adjustment                 357
                                                   ----
Total  stockholders'  equity                       (986)
                                                   ----
Total  liabilities  and  stockholders'  equity   $  -0-
                                                   ----

                 See  accompanying  notes  to  financial  statements
                             ePOST  Innovations,  Inc.
                    a  subsidiary  of  Mushroom  Innovations  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                             STATEMENT  OF  OPERATIONS
        FOR  THE  PERIOD  FROM  INCEPTION,  MARCH  27,  1997  TO AUGUST 31, 1997
                                   (US  Dollars)

Revenue                                           $ -0-

Costs  of  goods  sold                              -0-
                                                  ------

Gross  profit                                       -0-

Operations:
  Development                                      2,000
                                                  ------
  Total  expense                                   2,000





Net  income  (loss)                              $(2,000)
                                                  ======

                 See  accompanying  notes  to  financial  statements
                             ePOST  Innovations,  Inc.
                    a  subsidiary  of  Mushroom  Innovations  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                             STATEMENT  OF  CASH  FLOWS
        FOR  THE  PERIOD  FROM  INCEPTION,  MARCH  27,  1997  TO AUGUST 31, 1997

CASH  FLOWS  FROM  OPERATING  ACTIVITIES
  Net  income  (loss)                                         $(2,000)
       Adjustments  to  reconcile  net  loss
       to  cash  used  in  operating  activities
     Depreciation                                                 -0-
                                                              -------
TOTAL  CASH  FLOWS  FROM  OPERATING ACTIVITIES                    -0-
CASH FLOWS FROM FINANCING ACTIVITIES
   Advance from Parent                                            986
   Sale of Common Stock                                           657
                                                              -------

TOTAL  CASH  FLOWS  FROM  FINANCING  ACTIVITIES                 1,643

TOTAL  CASH  FLOWS  FROM  INVESTING  ACTIVITIES                   -0-
CURRENCY TRANSLATION ADJUSTMENT                                   357
NET  INCREASE  (DECREASE)  IN  CASH                               -0-
                                                              -------
CASH  BALANCE  BEGINNING  OF  PERIOD                              -0-
                                                              -------
CASH  BALANCE  END  OF  PERIOD                                   $-0-
                                                              =======

                 See  accompanying  notes  to  financial  statements
                             ePOST Innovations, Inc.
                    a subsidiary of Mushroom Innovations Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                        STATEMENT OF STOCKHOLDERS EQUITY

                                                            Currency
                           Common     Common              Translation

Date                       Stock      Stock    Deficit     Adjustment   Total

    Sale of initial shares  100        $657                            $    657
     Currency translation
       adjustment                                            $    357       357
       Net loss                                 $(2,000)                 (2,000)
                            -------- --------    ------      --------  --------
 Balances August 31, 1997    100       $657     $(2,000)     $    357  $   (986)
                             ==================================================

                 See  accompanying  notes  to  financial  statements
                               ePOST  Innovations,  Inc.
                    a  subsidiary  of  Mushroom  Innovations  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                                 AUGUST  31,  1997

Note  1  -  Formation  of  Company  and  Issuance  of  Common  Stock

         a.  Formation  and  Description  of  the  Company


         ePOST Innovations, Inc. (the "Company"), was formed under the name 539625 B.C. LTD as a Victoria, British Columbia, Canadian corporation on March 27, 1997 and authorized to issue to 100,000 shares of capital stock, no par value with the following designated classes: 20,000 Class "A" Common shares; 20,000 Class "B" common shares; 20,000 Class "C" common shares; 20,000 Class "D" common shares; and 20,000 Class "E" common shares, Cdn $1.00 par value each share. 539625 BC Ltd. subsequently filed a certificate of amendment to change its name to ePost Innovations, Inc.


         b.  Description  of  Company


     The Company is a development stage company that was organized as a subsidiary of Mushroom Innovations Inc.("Mushroom") and is involved with the development of data encryption software.


c.     Issuance  of  Shares  of  Common  Stock

   On March 27, 1997, the Company sold an aggregate of 100 shares of common stock for $657 to Mushroom and became a wholly owned subsidiary of Mushroom.



Note  2-Summary  of  Significant  Accounting  Policies

         a.  Basis  of  Financial  Statement  Presentation



         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no operations except for the development of computer software for its parent company. These factors indicate that the Company's continuation as a going concern is dependent upon the parent company ability to obtain adequate financing and fund the day-to-day operations of the Company. The Company has been financed to date through intercompany advances of resources and is dependent upon the resources of management to fund the ongoing operations of the Company until profitability is achieved. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source code, continued research and development and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.



         The financial statements presented at August 31, 1997 consist of the balance sheet as at August 31, 1997 and the statements of operations, cash flows and stockholders equity for the period from inception, March 27, 1997, to August 31, 1997.

                             ePOST  Innovations,  Inc.
                    a  subsidiary  of  Mushroom  Innovations  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                                 AUGUST  31,  1997

         b.  Revenue  recognition

         Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

         Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

         c.  Selling  and  Marketing  Costs


         Selling and Marketing costs, which are generally expensed as incurred for the period from inception, March 27, 1997, to August 31, 1997 was $-0-.


         d.  Software  Development

         The Company develops and tests software code to produce software masters, which becomes the core products sold to customers. The Company also purchases and licenses software code contractually to include with the software masters. The cost of software developed, licensed, and purchased for inclusion with the software masters is amortized using the straight line method over the products' estimated useful lives, which is typically two years. Periodic royalty fees for license software are expensed in the related period.

         The costs to establish the technological feasibility of software products, including the designing, coding and testing activities that are necessary to establish that a software product is both feasible and can be produced, are treated as research and development costs and are expensed as incurred.

                             ePOST  Innovations,  Inc.
                    a  subsidiary  of  Mushroom  Innovations  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                                 AUGUST  31,  1997

         A summary of software development costs at August 31, 1997 is as follows:

                ePost

       Cost  incurred  for  product  development  and  licensing
                                                    $2,000

         e.  Use  of  Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         f.  Foreign  Currency  Translation

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholder' equity.

         g.  Research  and  Development  Expenses

         Research and development expenses are charged to operations when incurred.

         Note  3  -  Transfer  of  Assets


     Pursuant to an acquisition share purchase agreement dated September 17, 1997, Cypost Corporation ("CyPost") issued 3,000,000 shares of common stock to Mushroom Innovations Inc. at $0.001 per share for an aggregate consideration of $2,000 to Mushroom in consideration for all of the issued and outstanding shares of common stock of the Company. The shares of common stock were valued at $.001 per share for an aggregate consideration of $2,000. With completion of the transfer of shares, ePost Innovations, Inc. became a wholly owned subsidiary of CyPost Corporation.

                             ePOST  Innovations,  Inc.
                    a  subsidiary  of  Mushroom  Innovations  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                                 AUGUST  31,  1997


     The transaction has been accounted for by CyPost Corporation as a related party transfer between companies under common control as one of the shareholders of both CyPost and Mushroom has a majority interest in both of theses entities. As a result of the transaction, ePost became a wholly owned subsidiary of CyPost Corporation.




         CyPost Corporation acquired all the rights, title and interest to all the assets owned by the Company. Those assets consisted of proprietary knowledge of various computer software products under development by the Company.


Note  4  -  Related  Party  transactions

         a.  Leased  Office  Space

         The Company shares office space with the parent company at 1812 Boatlift Lane, Vancouver, British Columbia V6H 3Y2.

         b.  Officer  Salaries

         No  officer  has  received  a  salary  in  excess  of  $100,000.


         c.  Borrowing from Parent Company

         The amounts due to parent company are non-interest bearing and due on demand.


Note  5  -  Income  Taxes

         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of August 31, 1997, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

                             ePOST  Innovations,  Inc.
                    a  subsidiary  of  Mushroom  Innovations  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                   NOTES  TO  CONSOLIDATED  FINANCIAL  STATEMENTS
                                 AUGUST  31,  1997

         At August 31, 1997, the Company has net no operating loss carry forwards for income tax purposes. Any carry forward losses if any would be available to offset future taxable income. The Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.


         The Company recognized no income tax benefit for the period from inception, March 27, 1997, to August 31, 1997. SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.


         Note  6  -  Development  Stage  Company

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete is research and development, programming development, production of masters scheduling and its marketing program, acquire additional equipment, management talent, inventory and working capital to engage in any profitable business activity. Since its organization, the Company's activities have been limited to the preliminary development of its new products, hiring personnel and acquiring equipment and office space, conducting research and development of its technology and preparation of marketing documentation.

                                THOMAS  P.  MONAHAN
                           CERTIFIED  PUBLIC  ACCOUNTANT
                              208  LEXINGTON  AVENUE
                           PATERSON,  NEW  JERSEY  07502
                                 (973)  790-8775
                               Fax  (973)  790-8845


To The Board of Directors and Shareholders of Communication Exchange Management, Inc. a subsidiary of Mushroom Innovations Inc., a British Columbia,
Canadian  corporation  (a  development  stage  company)


         I have audited the accompanying balance sheet of Communication Exchange Management, Inc. (a development stage company) as of December 31, 1997 and the related statements of operations, cash flows and shareholders' equity for the period from inception, March 18, 1997, to December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mushroom Innovations Inc. (a development stage company) as of December 31, 1997 and the results of its operations, shareholders equity and cash flows for period from inception, March 18, 1997, to December 31, 1997 in conformity with generally accepted accounting principles.

         The accompanying consolidated financial statements have been prepared assuming that Communication Exchange Management, Inc. (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has no operations and is dependent upon the resources of the parent Company to fund product development and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of Communication Exchange Management, Inc. (a development stage company) to continue as a going concern

/s/Thomas  P.  Monahan,  CPA
January  18,  1998
Paterson,  New  Jersey

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                                  BALANCE SHEET
                                  (US Dollars)

                                 December 31,1997       June 30,1998
                                     Audited              Unaudited

                                              Assets

Total assets                           $  -0-            $  -0-
                                       ======              ======


                               Liabilities and Stockholders' Equity

Current liabilities

  Due to parent company                 $2,919              $2,944
                                        -------             ------
  Total current liabilities              2,919               2,944


Stockholders' equity

  Common Stock authorized 100,000 shares, no par value each.

 At  December 31, 1997 and June 30, 1998,
 there are 100  shares outstanding          679      679
 Deficit                                 (4,180)  (4,180)
Currency translation adjustment             582      557
                                        --------  -------
Total stockholders' equity               (2,919)  (2,944)
                                        --------  -------
Total liabilities and
 stockholders' equity                   $   -0-   $  -0-
                                        ========  =======

                 See accompanying notes to financial statements

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                             STATEMENT OF OPERATIONS
                                  (US Dollars)

                              For the period   For the six    For the period
                              from inception,  months ended   from inception,
                              March 18,  1997  June 30, 1998  March  18,  1997
                              to December 31,                  to June 30
                                   1997                             1998
                                 Audited          Unaudited       Unaudited
                              ---------------   ------------   ----------------

Revenue$                            -0-              $-0-            $-0-

Costs of goods sold                 -0-               -0-             -0-
                              ---------------  -------------  -----------------

Gross profit                        -0-               -0-             -0-

Operations:
  Development                      4,180              -0-             -0-
                              ---------------  -------------  -----------------
  Total expense                    4,180              -0-             -0-


Net income (loss)                 (4,180)            $-0-            $-0-
                              ===============  =============  =================

                 See accompanying notes to financial statements



                           COMMUNICATION EXCHANGE MANAGEMENT, INC.
                         A SUBSIDIARY OF MUSHROOM INNOVATIONS, INC.
                     A VICTORIA, BRITISH COLUMBIA, CANADIAN CORPORATION
                                (A DEVELOPMENT STAGE COMPANY)
                            CONSOLIDATED STATEMENT OF CASH FLOWS
                                        (US DOLLARS)



                                        FOR THE PERIOD      FOR THE SIX     FOR THE PERIOD
                                        FROM INCEPTION,    MONTHS ENDED     FROM INCEPTION,
                                        MARCH 18, 1997     JUNE 30, 1998    MARCH 18, 1997
                                        TO DECEMBER 31,                       TO JUNE 30,
                                             1997                                 1998
                                           AUDITED           UNAUDITED         UNAUDITED
                                       -----------------  ---------------  -----------------

CASH FLOWS FROM
  OPERATING ACTIVITIES
  NET INCOME (LOSS)                    $         (4,180)  $          -0-   $         (4,180)
                                       -----------------  ---------------  -----------------

TOTAL CASH FLOWS FROM OPERATING
  ACTIVITIES                                     (4,180)             -0-             (4,180)
CASH FLOWS FROM FINANCING ACTIVITIES
DUE TO PARENT COMPANY                             2,919               25              2,944
SALE OF SHARES OF COMMON STOCK                      679              -0-                679
                                       -----------------  ---------------  -----------------

TOTAL CASH FLOWS FROM
 FINANCING ACTIVITIES                             3,598               25              3,623
                                       -----------------  ---------------  -----------------

TOTAL CASH FLOWS FROM                               -0-              -0-                -0-
 INVESTING ACTIVITIES

CURRENCY TRANSLATION ADJUSTMENT                     582              (25)               557
NET INCREASE (DECREASE) IN CASH                     -0-              -0-                -0-
                                       -----------------  ---------------  -----------------

CASH BALANCE BEGINNING OF PERIOD                    -0-              -0-                -0-
                                       -----------------  ---------------  -----------------

CASH BALANCE END OF PERIOD                          -0-   $          -0-   $            -0-
                                       -----------------  ---------------  -----------------





                 See accompanying notes to financial statements

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                        STATEMENT OF STOCKHOLDERS EQUITY

                                                          Currency
                           Common     Common              Translation
Date                       Stock      Stock    Deficit     Adjustment  Total
Sale of initial
shares                         100     $ 679                          $   679

Currency translation
adjustment                                                   $   582      582

Net loss                                         (4,180)               (4,180)
                            ------     -----    --------     -------  -------
Balances December 31, 1997     100     $ 679     (4,180)     $   582  $(2,919)

Unaudited

Currency translation
Adjustment                                                      (25)     (25)

Net loss                                          -0-                    -0-
                            ------     -----    --------     -------  -------
Balance June 30, 1998          100     $ 679    $(4,180)     $  557  $(2,944)
                            ======     =====    ========     =======  =======

                 See accompanying notes to financial statements

                     COMMUNICATION EXCHANGE MANAGEMENT, INC.
                   a subsidiary of Mushroom Innovations, Inc.
               a Victoria, British Columbia, Canadian corporation
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1997

Note 1 - Formation of Company and Issuance of Common Stock

         a. Formation and  Description of the Company


     Communication Exchange Management, Inc. (the "Company"), was formed under the name 524357 B.C. LTD as a British Columbia, Canadian corporation on March
18, 1997 and authorized to issue to 100,000 shares of common stock, no par value. The a certificate of name was subsequently filed amending the corporate name to Communication Exchange Management, Inc.

     b.  Description  of  Company

     The Company is a development stage company that was organized as a subsidiary of Mushroom Innovations Inc. ("Mushroom") and is involved with the development of data encryption software. The Company's assets consisted of proprietary knowledge of various computer software products under development.


     c.     Issuance  of  Shares  of  Common  Stock

   On March 18, 1997, the Company sold an aggregate of 100 shares of common stock for $679 to Mushroom and became a wholly owned subsidiary of Mushroom.


Note  2-Summary  of  Significant  Accounting  Policies

         a.  Basis  of  Financial  Statement  Presentation


         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no operations except for the development of computer software for its parent company. These factors indicate that the Company's continuation as a going concern is dependent upon the parent company ability to obtain adequate financing and fund the day to day operations of the Company. The Company has been financed to date through intercompany advances of resources and is dependent upon the resources of management to fund the ongoing operations of the Company until profitability is achieved. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its source code, continued research and development and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.


         The financial statements presented at December 31, 1997 consist of the balance sheet as at December 31, 1997 and the related statements of operations, cash flows and stockholders equity for the period from inception, March 18, 1997, to December 31, 1997.

         The unaudited consolidated financial statements presented at June 30, 1998 consist of the unaudited consolidated balance sheet as at June 30, 1998 and the unaudited statements of operations, cash flows and stockholders equity for the six months ended June 30, 1998 and for the period from inception, March 18, 1997, to June 30, 1998 .

                     COMMUNICATION  EXCHANGE  MANAGEMENT,  INC.
                   a  subsidiary  of  Mushroom  Innovations,  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                December  31,  1997

         b.  Revenue  recognition

         Revenue from product licenses is generally recognized when a customer purchase order has been received, a license agreement has been delivered, the software or system has been shipped (or software has been electronically delivered), remaining obligations are insignificant, and collection of the resulting account receivable is probable. Maintenance revenue for providing product updates and customer support is deferred and recognized ratably over the service period. For subscription sales that have the maintenance fee included with the licensing fee, maintenance revenue is derived based upon the amount charged for such services when they are sold separately. Revenue from hardware products is recognized upon shipment subject to a reserve for returns. Revenues on rental units under operating leases and service agreements are recognized ratably over the term of the rental or service period.

         Revenue generated from products sold through traditional channels where the right of return exists is reduced by reserves for estimated sales returns. Such reserves are based on estimates developed by management. As unsold products in these distribution channels are exposed to rapid changes in consumer preferences or technological obsolescence due to new operating environments, product updates or competing products, it is reasonably possible that these estimates will change in the near term.

         c.  Selling  and  Marketing  Costs

         Selling and Marketing costs, which are generally expensed as incurred for the period from inception, March 18, 1997, to December 31, 1997 was $-0-.

         d.  Software  Development

         The Company develops and tests software code to produce software masters which becomes the core products sold to customers. The Company also purchases and licenses software code contractually to include with the software masters. The cost of software developed, licensed, and purchased for inclusion with the software masters is amortized using the straight line method over the products' estimated useful lives, which is typically two years. Periodic royalty fees for license software are expensed in the related period.

         The costs to establish the technological feasibility of software products, including the designing, coding and testing activities that are necessary to establish that a software product is both feasible and can be produced, are treated as research and development costs and are expensed as incurred.

                     COMMUNICATION  EXCHANGE  MANAGEMENT,  INC.
                   a  subsidiary  of  Mushroom  Innovations,  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                December  31,  1997

  A  summary  of  software  development  costs  is  as  follows:

                                            December  31,         June  30,
                                              1997                 1998
       Cost  incurred  for  product
       development
       and  licensing  for  CEM             $4,180                $4,180


         e.  Use  of  Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         f.  Foreign  Currency  Translation

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholder' equity.

         g.  Research  and  Development  Expenses

         Research and development expenses are charged to operations when incurred.


         h.  Unaudited  Financial  Information

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 1998 and the results of its operations and its cash flows for the six months ended June 30, 1998 and for the period from, inception March 18, 1997 to June 30, 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

                     COMMUNICATION  EXCHANGE  MANAGEMENT,  INC.
                   a  subsidiary  of  Mushroom  Innovations,  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                December  31,  1997

Note  3  -  Transfer  of  Assets


     On October 29, 1998, CyPost Corporation ("CyPost") issued 6,270,000 shares of common stock valued at $0.001 per share for an aggregate consideration of $4,180 to Mushroom and acquired all of the issued and outstanding stock of the Company. The transaction has been accounted for by CyPost under the purchase method of accounting.


          Cypost acquired all the rights, title and interest to all the assets owned by the Company. Those assets consisted of proprietary knowledge of various computer software products under development by the Company.


Note  4  -  Related  Party  transactions

         a.  Leased  Office  Space

         The Company shares office space with the parent company at 1812 Boatlift Lane, Vancouver, British Columbia V6H 3Y2.

         b.  Officer  Salaries

         No  officer  has  received  a  salary  in  excess  of  $100,000.


         c.  Due  to  Parent  Company

        At December 31, 1997 and June 30, 1998, the Company is obligated to repay monies advanced on its behalf by Mushroom aggregating of $2,919 and $2,944 respectively. The loan is due on demand without interest.

                     COMMUNICATION  EXCHANGE  MANAGEMENT,  INC.
                   a  subsidiary  of  Mushroom  Innovations,  Inc.
               a  Victoria,  British  Columbia,  Canadian  corporation
                          (a  development  stage  company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                December  31,  1997

Note  5  -  Income  Taxes


         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1997 and June 30, 1998, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carry forward and was fully offset by a valuation allowance.

         At December 31, 1997 and June 30, 1998, the Company has net no operating loss carry forwards for income tax purposes. Any carryforward losses if any would be available to offset future taxable income. The
Company's utilization of this carry forward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

         The Company recognized no income tax benefit for the period from inception, March 18, 1997, to June 30, 1998 SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.


Note  6  -  Development  Stage  Company

         The Company is considered to be a development stage company with little operating history. The Company is dependent upon the financial resources of the Company's management for its continued existence. The Company will also be dependent upon its ability to raise additional capital to complete its research and development, programming development, production of masters
scheduling  and  its  marketing  program,   acquire  additional  equipment,
management talent, inventory and working capital to engage in any profitable business activity. Since its organization, the Company's activities have been limited to the preliminary development of its new products, hiring personnel and acquiring equipment and office space, conducting research and development of its technology and preparation of marketing documentation.

                                THOMAS  P.  MONAHAN
                           CERTIFIED  PUBLIC  ACCOUNTANT
                              208  LEXINGTON  AVENUE
                           PATERSON,  NEW  JERSEY  07502
                                 (973)  790-8775
                               Fax  (973)  790-8845

To  The  Board  of  Directors  and  Shareholders of   Connect Northwest Internet
Services,  LLC  (a  Washington  State  Limited  Liability  Company)

       I have audited the accompanying balance sheet of Connect Northwest Internet Services, LLC as of December 31, 1998 and the related statements of operations, cash flows and members' equity for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connect Northwest Internet Services, LLC as of December 31, 1998 and the results of its operations, members' equity and cash flows for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Connect Northwest Internet Services, LLC will continue as a going concern. As more fully described in Note 2, the Company has suffered recurring losses from operations and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

 s/Thomas  P.  Monahan
------------------------
Thomas  P.  Monahan,  CPA
March  31,  2000
Paterson,  New  Jersey

                              CONNECT NORTHWEST INTERNET SERVICES, LLC
                           (a Washington State Limited Liability Company)


                                             BALANCE SHEET
                                              (US Dollar)

                                  September 30,
                                    1999                  December 31,
                                   Unaudited                  1998
                                 -------------             -----------
                                     Assets

Current assets
  Cash and cash equivalents           $5,479                    $957
  Accounts receivable                 39,774                  16,484
                                 -------------             -----------
  Total current assets                45,253                  17,441

Property and equipment
  Furniture  fixtures and
 computer equipment                  330,158                 270,114
  Less accumulated depreciation     (179,705)               (132,581)
                                 -------------             -----------
  Total property and equipment-net   150,453                 137,533

Other assets

  Security deposits                    5,170                   7,534
                                 -------------             -----------
Total other assets                     5,170                   7,534
                                 -------------             -----------
Total assets                        $200,876                $162,508
                                 -------------             -----------


                         Liabilities and Members' Equity
Current liabilities
  Accounts payable and
  accrued expenses                   $24,321                 $17,182
  Capital leases payable-
  current portion                     56,520                  32,685
  Officers' loans -current portion    53,600                   4,902
                                 -------------             -----------
  Total current liabilities          134,441                  54,769

Long term liabilities
  Capital leases payable-
  long term portion                        0                  45,987
  Officers' loans                     86,605                  89,340
                                 -------------             -----------
Total liabilities                    221,046                 190,096

Members' equity                      (20,170)                (27,588)
                                 -------------             -----------
Total liabilities and

 stockholders' equity               $200,876                $162,508
                                 =============             ===========


                 See accompanying notes to financial statements

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)
                                  STATEMENT OF OPERATIONS
                                        (US Dollars)


                                                   For the nine      For the nine
                         For the      For the      months ended      months ended
                        year ended  year ended     September 30,     September 30,
                       December 31, December 31,       1998              1999
                          1997         1998          Unaudited         Unaudited
                       -----------  -----------    -------------     -----------
Revenue                  $382,384      $535,633       $382,636          $562,910

Direct costs              198,792       219,181        145,863           220,182
                           ------        ------         ------            ------

Gross profit              183,592       316,452        236,773           342,728

Operations:
  Selling, general

  and administrative      153,225       252,845        207,408           262,053
  Depreciation and
  amortization             45,572        59,082         51,358            47,124
                           ------        ------         ------            ------
  Total expense           198,797       311,927        258,766           309,177
                           ------        ------         ------            ------

Profit (Loss)
from operations           (15,205)        4,525        (21,993)           33,551

Other income (expense)

  Interest income                           237
  Gain (loss) on
  sale of equipment        (5,789)        2,056         (1,284)            (107)
  Interest expense        (14,681)      (35,999)       (26,920)         (26,026)
                          --------      -------        --------         --------
  Total other income
 (expense)                (20,470)      (29,181)       (28,204)         (26,133)
                           ------        ------         ------            ------

Net income (loss)          $(35,675)    $(29,181)      $(50,197)          $7,418
                         ===========  ===========    ===========        =========

                 See accompanying notes to financial statements

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                  a Washington State Limited Liability Company)


                             STATEMENT OF CASH FLOWS
                                               For the nine      For the nine
                     For the      For the      months ended      months ended
                    year ended   year ended     September 30,     September 30,
                   December 31,  December 31,       1998             1999
                       1997         1998          Unaudited        Unaudited

CASH FLOWS FROM
 OPERATING ACTIVITIES
  Net income (loss)  $(35,675)    $(29,181)       $(50,197)         $  7,418
   Adjustments to
   reconcile net loss
   to cash used in
   operating activities
  Depreciation         45,572       59,082         51,358             47,124
  Accounts receivable  (8,277)     (11,819)        (4,294)           (23,290)
 Prepaid expenses      (3,181)       3,181         (4,796)
  Accounts payable and
 accrued expenses      36,633      (29,978)       (20,691)             7,139
 Leases payable         -0-        (24,263)       (17,711)           (22,152)
                       ------      -------        --------             -----
TOTAL CASH FLOWS
 FROM OPERATING
 ACTIVITIES        35,072          (32,978)       (46,331)             16,239

CASH FLOWS FROM
 FINANCING ACTIVITIES
  Officer loan         38,620       (8,501)        (8,391)            45,963
     Sale of
     membership units               57,500         57,500
  Membership
    distribution      (19,633)        (97)            (97)
                      --------     ---------      ---------          -------
TOTAL CASH FLOWS FROM
 FINANCING ACTIVITIES  18,987       48,902          49,012           45,963


CASH FLOWS FROM
 INVESTING ACTIVITIES
  Security deposit    (2,717)       (4,817)          (544)             2,364
  Purchase of
  equipment          (48,155)      (15,608)                           (60,044)
                    ---------      --------         -------           --------

TOTAL CASH FLOWS
FROM INVESTING
ACTIVITIES           (50,872)      (20,425)           (544)           (57,680)

NET INCREASE
(DECREASE) IN CASH     3,187        (4,501)          2,137              4,522
CASH BALANCE
 BEGINNING OF PERIOD   2,271         5,458           5,458              957
                      -------     --------         -------            -------
CASH BALANCE END
 OF PERIOD             $5,458         $957          $7,595              $5,479
                       ========   ========         ========          =======

                 See accompanying notes to financial statements

                    CONNECT NORTHWEST INTERNET SERVICES, LLC
                 (a Washington State Limited Liability Company)

                                        STATEMENT OF MEMBERS' EQUITY

                                         Members'            Members'
Date                                      Shares             Equity
----                                     --------            ------

Balance December 31, 1996              1,000,000            $   (501)
     Distributions                                           (19,633)
Net loss                                                     (35,675)
                                       ----------            --------
Balance December 31, 1997              1,000,000             (55,809)
Sale of Members' Units at
 $1.00 per Unit                           57,500              57,500
     Distributions                                               (97)
Net loss                                                     (29,191)
                                       ----------           ---------
Balance December 31, 1998              1,057,500             (27,588)

Unaudited

Net income                                                     7,418
                                       -----------          --------
Balance September 30, 1999             1,057,500            $(20,170)
                                       ==============================


                 See accompanying notes to financial statements

                    CONNECT  NORTHWEST  INTERNET  SERVICES,  LLC
                 (a  Washington  State  Limited  Liability  Company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                DECEMBER  31,  1998


Note  1  -  Formation  of  Company  and  Issuance  of  Common  Stock

         a.  Formation  and  Description  of  the  Company

            Connect Northwest Internet Services, LLC. (the "Company"), was formed on January 1, 1996 and will expire on December 31, 2035 in the State of Washington under the Washington Limited Liability Company Act as a and is authorized to issue 20,000,000 shares of common stock, without par value.

         b.  Description  of  Company

         The Company conducts its business primarily in the State of Washington and is engaged providing Internet services.

         c.  Issuance  of  Membership  Units

         Between March 1, 1998 and June 30, 1998, the Company offered and sold 57,500 membership units to 7 individuals for an aggregate consideration of $57,500 or $1.00 per unit.

Note  2-Summary  of  Significant  Accounting  Policies

         a.  Basis  of  Financial  Statement  Presentation


         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $57,438 from inception to September 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will be relying upon the resources of management to provide the necessary working capital to sustain the Company's continued operations until adequate financing can be located or the company achieves profitability. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing.


         The financial statements presented at December 31, 1998 consist of the balance sheet as at December 31, 1998 and the statements of operations, cash flows and members equity for the years ending December 31, 1997 and 1998.


         The unaudited financial statements presented at September 30, 1999 consist of the balance sheet as at September 30, 1999 and the statements of operations, cash flows and members equity for the nine months ended September 30, 1998 and 1999.

                    CONNECT  NORTHWEST  INTERNET  SERVICES,  LLC
                 (a  Washington  State  Limited  Liability  Company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                DECEMBER  31,  1998


         b.  Cash  and  Cash  Equivalents

            Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

         c.  Property  and  Equipment

            Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

         d.  Revenue  recognition

            The Company's primary source of revenue is earned from Internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

         e.  Selling  and  Marketing  Costs

            Selling and Marketing costs, are expensed as incurred. For the years ending December 31, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999 was $18,177, $26,097, $22,305 and $19,730 respectively.

         f.  Direct  Costs

            The "direct costs" to provide services consist of the costs incurred to lease and rent telephone communications lines and services from communications companies.

         g.  Software  Development

            Under  the  criteria  set forth in SFAS No. 86,  "Accounting for the
Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date.

         h.  Use  of  Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    CONNECT  NORTHWEST  INTERNET  SERVICES,  LLC
                 (a  Washington  State  Limited  Liability  Company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                DECEMBER  31,  1998


         i.  Significant  Concentration  of  Credit  Risk

         At December 30, 1998 and September 30, 1999, the Company has concentrated its credit risk by maintaining deposits in one banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

         j.  Income  Taxes

         The Company is treated as a partnership for Federal income tax purposes.

         k.  Recent  Accounting  Pronouncements

         In March, 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 does not have a material impact on the Company's financial position or results of operations. Computer software costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of the SOP have been met, costs incurred when developing computer software for internal are capitalized. No software development costs have been capitalized by the Company to date.

            Unaudited  financial  information

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of September 30, 1999 and the results of its operations and its cash flows for the nine months ended September 30, 1998 and 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Note  3  -  Sale  of  Company

         On October 27, 1999, the Company entered into an Asset Purchase Agreement (the "Agreement") to sell to Cypost Corporation ("Cypost") the operating assets including property and equipment, leases and agreements relating to the Company's business including customer lists, and intellectual property for $1,400,000.

                    CONNECT  NORTHWEST  INTERNET  SERVICES,  LLC
                 (a  Washington  State  Limited  Liability  Company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                DECEMBER  31,  1998

Note  4  -  Related  Party  transactions

         a.  Officer  Salaries

         No  officer  has  received  a  salary  in  excess  of  $100,000.

         b.  Officers'  Loans

         The Company is obligated to repay Jim Fick a loan dated June 16, 1994 in the principal amount of $10,000 payable in 180 monthly installments of $108.50 including interest at 10.250% over a 15 year period. The principal balance due at December 31, 1998 and September 30, 1999 is $8,242 and $7,907 respectively.


         The Company is obligated to Charles Fick III to repay $20,000 advanced on August 30, 1999 payable on demand with interest at 12%. The principal balance at September 30, 1999 is $20,000.

         The Company is obligated to Charles Fick III to repay $50,000 advanced on January 2, 1999 payable in 18 monthly installments of $3,002 including interest at 10%. The principal balance at September 30, 1999 is $28,697.

         The Company is obligated to Jim Fick to repay moneys advanced in 1996 aggregating $86,000 payable in monthly installments of $300 principal and interest at 1% of the unpaid balance. At December 31, 1998 and September 30, 1999, the principal balances are $86,000 and $83,600 respectively.

Note  6  -  Business  and  Credit  Concentrations

         The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

Note  7  -  Capital  Lease  Obligations

         Property held under capital leases, included with owned property on the balance sheets at December 31, 1998 and September 30, 1999, consists of the following:

                                         December 31,  September 30,
                                            1998           1999
Classification
Communications equipment and computers  $   113,244   $    116,899
Less: accumulated depreciation              (53,408)       (71,240)
                                        ------------  ------------
Property and equipment under
capital leases, net                     $   (59,836)  $   (45,659)

         Capital lease obligations at December 31, 1998 and September 30, 1999, consist of the following:


                                     F  -  54

                    CONNECT  NORTHWEST  INTERNET  SERVICES,  LLC
                 (a  Washington  State  Limited  Liability  Company)
                          NOTES  TO  FINANCIAL  STATEMENTS
                                DECEMBER  31,  1999

         Non-cancelable equipment leases expiring through August, 2001, payable in monthly installments aggregating $4,523 including imputed interest at various rates ranging from 16.9% to 35.3%,

         Secured by certain equipment                              $78,672                  $56,520

         Less: current portion of capital lease
                  obligations                                      (32,685)                 (56,520)
                                                                  --------                  -------

         Long-term capital lease obligations, net                 $ 45,987                  $   -0-

      The following is a schedule of future lease payments under capital leases for years ending December 31,:

                                            1999                       $52,325
                                            2000                        46,046
                                            2001                        11,312

         Total minimum lease payments                                  109,683

         Less:   interest imputed at various rates                     (31,011)
                                                                     ---------
         Present value of minimum lease payments                       $78,672

         Note 8 - Commitments

         Lease of office space

         The Company leases office space under various leases expiring through December 31, 2003

       Future minimum lease payments will aggregate approximately $196,090 over the next five years:

         Rent expense for the years ended December 31, 1998 and 1999 and for the nine months ended September 30, 1998 and 1999 was $22,698, $40,897, $18,010 and
$36,543  respectively.


        Note  9  -  Non  cash  Financing  Activities

        In 1997 the Company purchased $113,244 in equipment and financed the purchase with a capital leases from various unrelated parties in the aggregate amount of $102,935 payable over a five year period.

                          INDEPENDENT  AUDITOR'S  REPORT

Board of Directors Intouch.Internet Inc. (a wholly owned subsidiary of CoyoteNet Inc.)

         We have audited the accompanying balance sheets of Intouch.Internet Inc. (a wholly owned subsidiary of CoyoteNet Inc.) as of June 30, 1999 and January 31, 1999 and 1998 and the related statements of operations, changes in stockholder's equity and cash flows for the five months ended June 30, 1999 and two years ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intouch.Internet Inc. (a wholly owned subsidiary of CoyoteNet Inc.), as of June 30, 1999 January 31, 1999 and 1998, and the results of its operations and its cash flows for the five months ended June 30, 1999 and two years ended January 31, 1999 and 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   Respectfully  submitted,

                                                    /S/  ROBISON,  HILL  &  CO.
                                                   Certified  Public Accountants

Salt  Lake  City,  Utah
March  29,  2000

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                                 BALANCE SHEETS

                                             June 30,          January 31,
                                            ---------    ----------------------
                                               1999         1999         1998
                                            ---------    ---------    ---------
ASSETS

Current Assets

   Cash .................................   $   1,759    $  12,355    $   6,436
   Accounts Receivable ..................         592        1,004       12,770
   Inventory ............................         923        3,682        6,368
   Prepaid Expenses .....................       4,193        3,620        2,733
                                            ---------    ---------    ---------

        Total Current Assets ............       7,467       20,661       28,307

Property & Equipment

   Computer Equipment ...................      38,110       36,502       36,502
   Computer Software ....................      12,284        6,971        6,923
   Furniture and Fixtures ...............       4,509        4,361        4,249
   Leasehold Improvements ...............      10,574       10,228       10,784
   Computer Equipment under Capital Lease      18,374       17,772       46,759
   Less Accumulated Depreciation ........     (46,804)     (40,435)     (38,923)
                                            ---------    ---------    ---------

        Net Property & Equipment ........      37,047       35,399       66,294

Other Assets

   Intangible Assets.....................      23,886         --           --
   Due from Parent Company ..............        --         11,188        7,318
                                            ---------    ---------    ---------

        Total Assets ....................   $  68,400    $  67,248    $ 101,919
                                            =========    =========    =========

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                                 BALANCE SHEETS
                                   (Continued)


                                                      June 30,          January 31,
                                                     ---------    ----------------------
                                                        1999         1999         1998
                                                     ---------    ---------    ---------
LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

   Accounts Payable and Accrued Liabilities ......   $  49,679    $  77,096    $  55,095
   Obligation Under Capital Lease ................       1,771        5,796        9,628
                                                     ---------    ---------    ---------

        Total Current Liabilities ................      51,450       82,892       64,723
                                                     ---------    ---------    ---------

Long Term and Other Liabilities

   Deferred Revenue ..............................      45,474       42,257       40,040
   Obligation Under Capital Leases ...............        --           --         16,569
   Long term Loan                                       66,973       45,882       63,641
                                                     ---------    ---------    ---------

        TOTAL LONG TERM AND OTHER LIABILITIES ....     112,447       88,139      120,250
                                                     ---------    ---------    ---------

        Total Liabilities ........................     163,897      171,031      184,973
                                                     ---------    ---------    ---------

Stockholder's Equity

   Common Stock ..................................          69           69           69
   Retained Deficit ..............................    (115,789)    (110,554)     (85,050)
   Currency Translation Adjustment ...............      20,223        6,702        1,927
                                                     ---------    ---------    ----------

        Total Stockholder's Equity ...............     (95,497)    (103,783)     (83,054)
                                                     ---------    ---------    ----------

        Total Liabilities and Stockholder's Equity   $  68,400    $  67,248    $ 101,919
                                                     =========    =========    ==========


The accompanying notes are an integral part of these consolidated financial statements.


                                        F  -  58

                              INTOUCH.INTERNET  INC.
                  (A  WHOLLY  OWNED  SUBSIDIARY  OF  COYOTENET  INC.)
                            STATEMENTS  OF  OPERATIONS


                                           For the five
                                           months ended                For the year ended
                                             June 30,                      January 31,
                                            ----------------------- ------------------------
                                             1999      1998             1999         1998
                                            ---------    --------    ---------    ----------
REVENUES
   Sales ................................   $ 155,448    $186,921    $ 404,163     $ 321,679
   Cost of Sales ........................      42,683      81,440      186,578       171,624
                                            ---------    ---------    ---------     ---------

        Gross Margin ....................     112,765      105,481     217,585       150,055

EXPENSES

   Research and Development .............        --             --        3,541       14,255
   General and Administrative ...........     114,967      104,375      220,840      185,388
                                            ---------    ----------    ---------   ----------

        Total Expenses ..................     114,967      104,375      224,381      199,643

Other Income (Expense)
   Loss on disposal of assets ...........        --             --      (12,034)       --
   Interest Expense .....................      (3,033)      (4,572)      (6,674)      (7,855)
                                            ---------    ----------    ---------   ----------

        Net Other Income (Loss) .........      (3,033)      (4,572)     (18,708)      (7,855)
                                            ---------    ----------    ---------   ----------

Loss Before Taxes .......................      (5,235)      (3,466)     (25,504)     (57,443)

Income Tax Expense (Benefit) ............        --             --          --          --
                                            ---------    ----------    ---------    ---------

Net Loss ................................   $  (5,235)   $   (3,466)   $ (25,504)  $ (57,443)
                                            =========    ===========    =========    ========

Weighted Average Shares Outstanding .....         200          200           200         200
                                            =========    ===========    =========    ========

Loss Per Share ..........................   $  (26.18)   $    (17.33)  $ (127.52)  $ (287.22)
                                            =========    ===========    =========   =========


The accompanying notes are an integral part of these financial statements.


                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


                                                                 Currency
                                Common Stock        Retained   Translation
                           ---------------------
                             Shares       Amount    Deficit     Adjustment      Total
                           ---------   ---------   ---------    ---------    ----------

Balance February 1, 1997         200   $      69   $ (27,607)   $     605    $ (26,933)

Currency translation
  Adjustment                                                        1,322        1,322

Net Loss ...............        --          --       (57,443)                  (57,443)
                           ---------   ---------   ---------    ---------     ---------

Balance January 31, 1998         200          69     (85,050)       1,927      (83,054)

Currency translation
  Adjustment                                                        4,775        4,775

Net Loss ...............        --          --       (25,504)                 (25,504)
                           ---------   ---------   ---------    ---------    ----------

Balance January 31, 1999         200          69    (110,554)       6,702     (103,783)

Currency translation
  Adjustment                                                       13,521       13,521

Net Loss ...............        --          --        (5,235)                   (5,235)
                           ---------   ---------   ---------    ---------     ---------

Balance June 30, 1999 ..         200   $      69   $(115,789)   $  20,223    $ (95,497)
                           =========   =========   =========    =========    ==========

   The accompanying notes are an integral part of these financial statements.

                                   INTOUCH.INTERNET INC.
                       (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                                   STATEMENTS OF CASH FLOWS


                                                           For the five
                                                           months ended        For the Year Ended
                                                             June 30,               January 31,
                                                       ------------------    --------------------
                                                                (unaudited)
                                                         1999       1998       1999        1998
                                                       --------    --------   --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss ...........................................   $ (5,235)   $ (3,466)  $(25,504)   $(57,443)
Adjustments used to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation and amortization ...................      4,942       9,462      20,209      22,388
   Deferred revenue ................................      3,216         522       2,217      40,040
   Loss from disposal of assets ....................       --            --      12,034        --
   Currency translation adjustment                       13,521                   4,775
Changes in operating assets and liabilities:

   (Increase) Decrease in accounts receivable ......        412        (394)     11,766      (6,744)
   (Increase) Decrease in inventory ................      2,759        (180)      2,686      (5,153)
   (Increase) Decrease in Prepaid expenses .........       (573)        699        (887)       (304)
   Increase (Decrease) in Accounts payable .........    (27,417)     16,355      22,001      20,759
                                                       --------     ---------   --------    --------

Net cash provided by operating activities ..........    (8,375)      22,998      49,297      13,543
                                                       --------     ---------   --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of Property and Equipment ..............    ( 6,589)     (3,544)     (1,348)    (38,424)

Intangible Assets - purchase of ISP accounts            (23,886)        --          --         --

Net Cash used by investing activities                   (30,475)     (3,544)     (1,348)    (43,037)
                                                        ---------    -------      -------    -------


CASH FLOWS FROM FINANCING ACTIVITIES:

Parent company loan advance ........................     11,188        (107)      (3,870)    (43,037)
Obligation under capital lease (repayment) proceeds      (4,025)      (8,575)    (20,401)          0
Long-term debt (repayment) proceeds ................     21,091       (7,659)    (17,759)     63,450
                                                       --------      --------    --------    --------

Net cash provided by (used in) financing activities      28,254       (16,341)   (42,030)     20,413
                                                       --------       ---------   --------   --------

Net increase (decrease) in cash and cash equivalents    (10,596)      3,113        5,919      (4,468)
Cash and cash equivalents at beginning of the year .     12,355       6,436        6,436      10,904
                                                       --------      -------     --------    --------

Cash and cash equivalents at end of the year .......   $  1,759      $9,549     $ 12,355     $  6,436
                                                       ========    =========     ========    ========

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                             STATEMENT OF CASH FLOWS
                                   (Continued)


                                                          For the five
                                                          months ended           For the Year Ended
                                                             June 30,                 January 31,
                                                       ---------------------    --------------------
                                                         1999       1998          1999        1998
                                                       --------    --------      --------    --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:

Cash paid during the year for taxes ................   $   --      $     --      $   --      $    --
Cash paid during the year for interest .............   $  3,033    $  4,572      $  6,674    $   7,855

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING

ACTIVITIES:

None

The accompanying notes are an integral part of these financial statements.

                              INTOUCH.INTERNET  INC.
                  (A  WHOLLY  OWNED  SUBSIDIARY  OF  COYOTENET  INC.)
                          NOTES  TO  FINANCIAL  STATEMENTS
                   June  30,  1999  and  January  31,  1999  and  1998
                    References  to  June  30,  1998  are  unaudited


NOTE  1  -  NATURE  OF  OPERATIONS  AND  GOING  CONCERN

         The accompanying consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $116,000 for the period from inception December 11, 1995 to June 30, 1999, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing through it's Parent Company and has had discussions with various third parties, although no firm commitments have been obtained.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing its software products, and market penetration and profitable operations from its internet connection services.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ORGANIZATION  AND  BASIS  OF  PRESENTATION

         The Company was incorporated under the Company Act (British Columbia) on December 11, 1995. At the close of business on June 30, 1999 CyPost Corporation acquired 100% of the outstanding shares of the Company from CoyoteNet Inc. The Company's executive offices are in Vancouver, B.C., Canada. There are no allocated expenses from the Parent (CoyoteNet Inc.). Because the companies operate separately and have no shared expenses, it is management's belief that the allocation methods used are reasonable.

                              INTOUCH.INTERNET  INC.
                  (A  WHOLLY  OWNED  SUBSIDIARY  OF  COYOTENET  INC.)
                          NOTES  TO  FINANCIAL  STATEMENTS
                   June  30,  1999  and  January  31,  1999  and  1998
                     References  to  June  30,  1998  are  unaudited
                                  (Continued)


NOTE  1  -  NATURE  OF  OPERATIONS  AND  GOING  CONCERN  (CONTINUED)
-----------------------------------------------------------

NATURE  OF  BUSINESS

         The Company was formed for the purpose of engaging in internet services and any other activity within the purposes for which corporations may be formed under the Company Act of British Columbia. Present operations include internet access service provider, website hosting and consulting, website development, sale of computer stations and custom programing.

NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES

         This summary of accounting policies for Intouch.Internet Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE  RECOGNITION  AND  DEFERRED  REVENUES

         The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.


Cost  of  Sales
---------------


     The direct cost to provide services consist of the costs incurred to lease and rent telephone communications lines and services from communications companies. Cost of sales also include the cost of purchasing computer equipment that is held for sale.


SOFTWARE  DEVELOPMENT  COSTS

         Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed', capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgement by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date. Software development costs include the cost of materials, services, and salaries consumed in the development of software products. Government assistance, in the form of an IRAP subsidy for the development of a Vstore product, has been accounted for as a reduction of related costs.

Intangible  Assets
------------------


     Intangible assets consist of internet service provider accounts and is being amortized on the straight-line basis over a period of three years. The internet service provider accounts (intangible assets) were purchased for CDN $35,100 (USD $23,886) cash.


     The Company identifies and records impairment losses on intangible assets when events and circumstances indicate that such intangible assets might be impaired. The Company considers factors of such as significant changes in the regulatory or business cli8mate and projected future cash flows from the respective asset. Impairment losses are measured as the amount by which the carrying amount of intangible assets exceeds its fair value.

                              INTOUCH.INTERNET  INC.
                  (A  WHOLLY  OWNED  SUBSIDIARY  OF  COYOTENET  INC.)
                          NOTES  TO  FINANCIAL  STATEMENTS
                   June  30,  1999  and  January  31,  1999  and  1998
                      References  to  June  30,  1998  are  unaudited
                                     (Continued)

NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)


FOREIGN  CURRENCY  TRANSLATION

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

RECLASSIFICATION

         Certain reclassifications have been made in the 1999 and 1998 financial statements to conform with the June 30, 1999 presentation.

USE  OF  ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORY

         Inventory consists of computer equipment held for sale. Inventory is valued at the lower of first-in, first-out and net realizable value.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                    References to June 30, 1998 are unaudited
                                   (Continued)


NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)

CASH  EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

INCOME  TAXES

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

EARNINGS  (LOSS)  PER  SHARE

         The reconciliations of the numerators and denominators of the basic earnings per share ("EPS") computations are as follows:


                                                         June 30,                      December 31,
                                                 -------------------------   -------------------------------
                                                    1999          1998           1999            1998
                                                 -----------   -----------   -------------  ---------------
NUMERATOR
Net Income (Loss) To Common Stockholder           $   (5,235)  $     (3,466)  $   (25,504)  $      (57,443)
                                                  ===========  =============  ============  ===============

DENOMINATOR

Weighted Average Number of Common Shares                   200             200          200               200
                                                  ============  ==============  ============  ===============

EPS

Basic & Diluted Earnings (Loss) Per Share        $    (26.18)  $     (17.33)  $     (127.52)  $      (287.22)
                                                 ============  =============  =============   ===============

The effects of potential common shares such as warrants would be antidilutive in each of the periods presented and are thus not considered.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                    References to June 30, 1998 are unaudited
                                   (Continued)


NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)

PROPERTY  &  EQUIPMENT

         Fixed assets are stated at cost. Depreciation and amortization are computed using the declining balance and straight-line method over the estimated economic useful lives of the related assets as follows:

      Computer equipment                 Declining balance method            30%
      Computer software                  Straight-line method               100%
      Office furniture and fixtures      Declining balance method            20%
      Leasehold improvements             Straight-line method                20%

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

NOTE  3  -  SHARE  CAPITAL

Authorized:
   100,000  Class A common  voting  non-participating  shares  without par value
   100,000  Class B common  non-voting  participating  shares  without par value
   100,000 Class C common non-voting participating shares without par value 100,000 Class D common non-voting participating shares without par value
 1,000,000 Class E preferred shares with a par value of $.01 each, redeemable at $1,000 per share 1,000,000 Class F preferred shares with a par value of $1.00 each redeemable at a price to be determined by the directors at the time of issue
1,000,000Class G preferred  shares with a par value of $.01 each,  redeemable at a price to be determined by the directors at the time of issue 1,000,000Class H preferred shares with a par value of $10.00 each, redeemable at
         $10.00 per share

Issued and outstanding for each of the periods presented 100 Class A, 40 Class B, 40 Class C and 20 Class D shares. Total issued 200 common shares.

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                    References to June 30, 1998 are unaudited
                                   (Continued)


NOTE 4 - INCOME TAXES

         In accordance with SFAS 109, the Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement reporting and the tax bases of the assets and liabilities, and are measured at the enacted tax rates that will be in effect when the differences are expected to reverse. Such differences principally arise from the timing of income and expense recognition for accounting and tax purposes.

         The application of SFAS 109 does not have any material effect on the assets, liabilities, or operations for the periods presented in these financial statements. Deferred tax assets arising from the Company's net operating loss carryforwards have been fully offset by a valuation allowance.

         At June 30, 1999, the Company has net operating loss carryforwards for income tax purposes of approximately $115,000 which are available to offset future taxable income. The Company's utilization of these carryforwards may be restricted due to changes in ownership during the year. The components of the deferred tax asset as of June 30, 1999 and January 31, 1999 and 1998 are as follows:

                                                      June 30,                   January 31,
                                                   ---------------    ----------------------------------
                                                        1999               1999              1998
                                                   ---------------    ---------------  -----------------
Deferred Tax Asset:
  Net operating loss carryforward                  $        51,750    $       49,500   $         38,200
Valuation Allowance                                        (51,750)          (49,500)           (38,200)
                                                   ---------------    ---------------  -----------------

Net Deferred Tax Asset                             $          -       $           -       $        -
                                                   =================  ==================  ==============



NOTE 5 - DUE FROM PARENT COMPANY

  The loan is payable from the parent company, is unsecured without interest and has no fixed terms of repayment.

              January 31, 1998 Balance             $ 7,318
              Addition                               3,870
                                                   --------
              January 31, 1999 Balance             $11,188
              Repayment                            (11,188)
                                                   --------
              June 30, 1999 Balance                $  -0-
                                                   ========

              Average Balance for -
               a)  Year-ended January 31, 1999     $9,253
               b)  5 months ended June 31, 1999    $5,594

                              INTOUCH.INTERNET INC.
                  (A WHOLLY OWNED SUBSIDIARY OF COYOTENET INC.)
                          NOTES TO FINANCIAL STATEMENTS
                   June 30, 1999 and January 31, 1999 and 1998
                    References to June 30, 1998 are unaudited
                                   (Continued)


NOTE  6  -  OBLIGATION  UNDER  CAPITAL  LEASE

Computer  equipment  under  capital  lease:


                                                                      June 30,              January 31,
                                                                   ---------------  -----------------------------
                                                                        1999            1999             1998
                                                                   ---------------  --------------  -------------
Capital lease payable, bearing interest
   At 16.5%, due August 1999                                       $        1,771   $       5,796   $     26,197

Less   current maturities                                                  (1,771)         (5,796)        (9,628)
                                                                   ---------------  --------------  -------------

Net long-term obligation                                           $      --        $      --       $     16,569
                                                                   ===============  ==============  =============

NOTE 7 - COMMITMENT

         The Company leases office and retail store premises under a lease expiring December 2001. Future minimum lease payments will aggregate $30,798 over the next three years:


2000                                       $  11,931
2001                                          12,485
2002                                           6,381

Rent expense for June 30, 1999 was $12,997, and for January 31, 1999 and 1998 was $28, 070 and $23,562.

NOTE  8  -  LOSS  ON  DISPOSAL  OF  ASSETS


     In the normal course of business the Company did not exercise the purchase option under capitalized leases and returned the asset to the lessor. The loss of $12,034 during the January 31, 1999 fiscal year was the result of the Company not exercising the purchase option on capital lease assets and writing off the carrying value of the assets.

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors Internet Arena, Inc.

         We have audited the accompanying balance sheets of Internet Arena, Inc., as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholder's equity and cash flows for the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet Arena, Inc., as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the two years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   Respectfully  submitted,


                                                   /S/  ROBISON,  HILL  &  CO.
                                                   Certified  Public Accountants

Salt  Lake  City,  Utah
March  29,  2000

                                       INTERNET ARENA, INC.
                                           BALANCE SHEETS

                                                     September 30,
                                                    (unaudited)        December 31,
                                                     ---------    -----------------------
                                                        1999         1998         1997
                                                     ---------    ---------    ----------
ASSETS
Current Assets
   Cash ..........................................   $   3,685    $   9,129    $   4,500
Employee Receivable ..............................        --           --          2,800
                                                     ---------    ---------    ----------
        Total Current Assets .....................       3,685        9,129        7,300
                                                     ---------    ---------    ----------
Property & Equipment
   Computers - Internet ..........................     141,249      141,249      151,669
   Computers - Office Equipment ..................       4,273        4,273        3,642
   Other Small Equipment .........................      16,123       16,123       15,093
   Leasehold Improvements ........................      11,926       11,926       10,782
   Less Accumulated Depreciation .................    (131,645)    (108,617)     (74,779)
                                                     ---------    ---------    ----------
        Net Property & Equipment .................      41,926       64,954      106,407
                                                     ---------    ---------    ----------
Other Asset - Deposit ............................       6,760        6,760        6,760
                                                     ---------    ---------    ----------
        Total Assets .............................   $  52,371    $  80,843    $ 120,467
                                                     =========    =========    ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
   Accounts Payable and Accrued Liabilities ......   $  16,905    $   3,441    $   4,033
   Deferred Revenue ..............................      51,740       62,959        1,633
   Short term Notes Payable ......................        --          2,859         --
   Note Payable Line of Credit ...................      33,986       33,763       30,380
   Current Portion of Notes Payable ..............      14,296       14,296       14,296
   Shareholder - Advances ........................     146,000      242,860      162,438

                                                     ---------    ---------    ----------
        Total Current Liabilities ................     262,927      360,178       212,780
                                                     ---------    ---------    ----------
Long Term and Other Liabilities
   Notes Payable .................................      29,377       40,829       48,348
                                                     ---------    ---------    ----------
        Total Long Term and Other Liabilities ....      29,377       40,829       48,348
                                                     ---------    ---------    ----------
        Total Liabilities ........................     292,304      401,007      261,128
                                                     ---------    ---------    ----------
Stockholder's Equity
   Common Stock ..................................     316,079      190,575      148,875
   Deficit .......................................    (556,012)    (510,739)    (289,536)
                                                     ---------    ---------    ----------
        Total Stockholder's Equity  ......... .....    (239,933)    (320,164)    (140,661)
                                                     ---------    ---------    ----------


        Total Liabilities and Stockholder's Equity   $  52,371    $  80,843    $ 120,467
                                                     =========    =========    ==========


   The accompanying notes are an integral part of these financial statements.


                              INTERNET ARENA, INC.
                            STATEMENTS OF OPERATIONS


                                            (unaudited)   (unaudited)
                                            For the nine  For the nine
                                            months ended  months ended   For the year ended
                                            September 30, September 30,      December 31,
                                            ------------------------  ------------------------
                                               1999         1998         1998         1997
                                            -----------  -----------  -----------  -----------
REVENUES
                                            -----------  -----------  -----------  -----------
   Sales ................................   $   466,360  $   294,643  $   342,089  $  194,457
   Cost of Sales ........................       245,839      155,768      204,166      75,323
                                            -----------  -----------  -----------  -----------

        Gross Margin ....................       220,521      138,875      137,923     119,134
                                            -----------  -----------  -----------  -----------

EXPENSES

   Selling ..............................        10,363       32,633      37,618       24,736
   General and Administrative ...........       240,973      199,008     295,356      274,745
                                            -----------  -----------  -----------  -----------

        Total Expenses ..................       251,336      231,164     332,974      299,481
                                            -----------  -----------  -----------  -----------

Other Income (Expense)
   Interest Income ......................            --            --         34         --
   Loss on Sale of Assets ...............            --            --     (4,307)
   Interest Expense .....................       (14,458)     (7,909)     (21,879)    (15,995)
                                            -----------  -----------  -----------  -----------

        Net Other Income (Loss) .........       (14,458)     (7,909)     (26,152)    (15,995)
                                            -----------  -----------  -----------  -----------

Loss Before Taxes .......................       (45,273)   (128,407)     (221,203)  (196,342)

Income Tax Expense (Benefit) ............            --                        --          --
                                            -----------  -----------  -----------  -----------

Net Loss ................................   $   (45,273)  $(128,407)  $ (221,203)  $ (196,342)
                                            ===========  ===========  ===========  ===========

Weighted Average Shares Outstanding .....        15,963       12,054       14,971       11,077
                                            ===========  ===========  ===========  ===========

Loss Per Share ..........................   $    (2.84)   $  (10.65)  $   (14.78)   $  (17.73)
                                            ===========  ===========  ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                              INTERNET ARENA, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


                                              Common Stock
                                          -----------------------
                                            Shares       Amount     Deficit
                                          ---------  ------------  ---------

Balance January 1, 1997 .............         8,010  $    140,551  $(93,194)

Sale of Common Stock for cash .......         6,134         8,324        --

Net Loss ............................          --            --    (196,342)
                                          ---------  ------------  ---------

Balance December 31, 1997 ...........        14,144       148,875  (289,536)

Sale of Common Stock for cash .......         1,102        41,700         --

Net Loss ............................          --            --    (221,203)
                                          ---------  ------------  ---------

Balance December 31, 1998 ...........        15,246       190,575  (510,739)

Sale of Common Stock for cash .......        11,434       125,504        --

Net Loss ............................          --            --     (45,273)
                                          ---------  ------------  ---------

Balance September 30, 1999
   (Unaudited) ......................        26,680    $ 316,079  $(556,012)
                                          =========  ============  =========



  The accompanying notes are an integral part of these financial statements.

                                         INTERNET ARENA, INC.
                                       STATEMENTS OF CASH FLOWS


                                                      (unaudited)   (unaudited)
                                                     For the nine  For the nine
                                                     months ended  months ended      For the Year Ended
                                                     September 30,   September 30,      December 31,
                                                     ----------------------------   ----------------------
                                                          1999         1998           1998         1997
                                                       ---------    ------------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss ...........................................   $ (45,273)   $(128,407       $(221,203)  $ (196,342)
Adjustments used to reconcile net income to net cash
provided by (used in) operating activities:
   Depreciation and amortization ...................      23,028       27,732          36,976       48,594
   Deferred revenue ................................     (11,219)          --          61,326           --
   Loss from disposal of assets ....................        --             --           4,307           --
Changes in operating assets and liabilities:

   (Increase) Decrease in employee receivable ......        --             --           2,800       (2,800)
   Increase (Decrease) in Accounts payable .........      13,464        1,993            (592)       1,873
                                                       ---------    ------------    ---------    ----------

Net cash provided by operating activities ..........     (20,000)     (98,682)       (116,386)    (148,675)
                                                       ---------    ------------    ---------    ----------

CASH FLOWS FROM INVESTING ACTIVITIES:

Acquisition of Property and Equipment ..............        --         (3,692)         (2,805)     (48,434)
Increase in Other Assets - Deposits ................        --             --            --         (2,921)
Proceeds from disposal of assets ...................        --             --           2,975           --
                                                       ---------    ------------    ---------    ----------
Net cash used by investing activities ..............        --         (3,692)            170      (51,355)
                                                       ---------    ------------    ---------    ----------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from sale of Common Stock .................     125,504       34,500           41,700        8,325
Advances from Stockholder ..........................     (96,860)      80,422           80,422      162,438
Short term debt (repayment) proceeds ...............      (2,859)          --            2,859         --
Increase (decrease) note payable credit line .......         223        1,421            3,383       20,816
Long-term debt (repayment) proceeds ................     (11,452)     (16,298)         (7,519)     (12,396)
                                                       ---------    ------------    ---------    ----------

Net cash provided by (used in) financing activities       14,556      100,045          120,845      179,183
                                                       ---------    ------------    ---------    ----------

Net increase (decrease) in cash and cash equivalents      (5,444)      (2,329)          4,629      (20,847)
Cash and cash equivalents at beginning of the year .       9,129        4,500            4,500       25,347
                                                       ---------    ------------    ---------    ----------

Cash and cash equivalents at end of the year .......   $   3,685    $   2,171        $   9,129    $   4,500
                                                       =========    ==========       =========    =========

                              INTERNET ARENA, INC.
                             STATEMENT OF CASH FLOWS
                                   (Continued)


                                                      (unaudited)   (unaudited)
                                                     For the nine   For the nine
                                                     months ended   months ended     For the Year Ended
                                                     September 30,  September 30,      December 31,
                                                       ---------    -------------   ----------------------
                                                          1999         1998            1998         1997
                                                       ---------    -------------    ---------    ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:

Cash paid during the year for taxes ................   $    --      $     --        $    --      $      --
Cash paid during the year for interest .............   $  14,458    $   7,909       $  21,879    $  15,995

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING

ACTIVITIES:

None

   The accompanying notes are an integral part of these financial statements.

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
             references to September 30, 1999 and 1998 are unaudited


NOTE  1  -  NATURE  OF  OPERATIONS  AND  GOING  CONCERN

         The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $541,000 for the period from June 28, 1996 (inception) to September 30, 1999, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress in developing its products, and market penetration and profitable operations from its internet connection services.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ORGANIZATION  AND  BASIS  OF  PRESENTATION

         The Company was incorporated in the State of Oregon on June 28, 1996 under the name of Inter-X, Inc. On July 18, 1996 the Company changed its name to Internet Arena, Inc. At the close of business on November 9, 1999 CyPost Corporation acquired substantially all the assets used or useful in the operation of the Business of Internet Arena, Inc. CyPost's executive offices are in Vancouver, B.C., Canada. The Company's principal place of business is at 1016 SW Taylor, Portland, Oregon.

         The unaudited financial statements as of September 30, 1999 and for the nine months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
             references to September 30, 1999 and 1998 are unaudited
                                   (Continued)


NOTE  1  -  NATURE  OF  OPERATIONS  AND  GOING  CONCERN  (CONTINUED)
           ---------------------------------------------------------

ORGANIZATION  AND  BASIS  OF  PRESENTATION  (CONTINUED)

adjustments) necessary to fairly state the financial position and results of operations for the nine months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

NATURE  OF  BUSINESS

         The Company was formed for the purpose of engaging in internet services and any other activity within the purposes for which corporations may be formed. Present operations include third- party Internet connectivity-related services (including but not limited to, dial-up Internet access services, virtual server services, Internet routing services, and Internet server co-location services); custom Internet research services; Internet/computer education services; on-site computer/Internet rental services; and web site design services.

NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES

         This summary of accounting policies for Internet Arena, Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE  RECOGNITION  AND  DEFERRED  REVENUES

         The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

RECLASSIFICATION

         Certain reclassifications have been made in the 1998 and 1997 financial statements to conform with the September 30, 1999 presentation.

                              INTERNET  ARENA,  INC.
                          NOTES  TO  FINANCIAL  STATEMENTS
                           December  31,  1998  and  1997
                 references  to  September  30,  1999  and  1998  are  unaudited
                                   (Continued)


NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)

USE  OF  ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH  EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.


COST OF SALES

     The cost of sales consist of the telco costs incurred by the Company. The telco companies supply the bandwidth, which is an essential part of the operation. An Internet Service Provider must have bandwidth to serve their client base.

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
             references to September 30, 1999 and 1998 are unaudited
                                   (Continued)


NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)

EARNINGS  (LOSS)  PER  SHARE

         The reconciliations of the numerators and denominators of the basic earnings per share ("EPS") computations are as follows:

                                                       September 30,                December 31,
                                                  ---------------------------   ----------------------------
                                                    1999               1998          1999            1998
                                               ------------   -------------  --------------  -------------
NUMERATOR

Net Income (Loss) To Common Stockholder          $  (45,273)    $ (128,407)      $ (221,203)   $    (196,342)
                                               ==============  ============     =============  ==============

DENOMINATOR
Weighted Average Number of Common Shares             15,963         12,054           14,971            11,077
                                               ===============  ============     ===========  ===============

EPS

Basic & Diluted Earnings (Loss) Per Share         $    (2.84)   $   (10.65)     $    (14.78) $        (17.73)
                                                 =============  ============     ==========  ================

The effects of potential common shares such as warrants would be antidilutive in each of the periods presented and are thus not considered.

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
             references to September 30, 1999 and 1998 are unaudited
                                   (Continued)



NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)

PROPERTY  &  EQUIPMENT

         Fixed assets are stated at cost. Depreciation and amortization are computed using the declining balance and straight-line method over the estimated economic useful lives of the related assets as follows:

      Computer equipment                 Declining balance method            30%
      Other Small Equipment              Declining balance method            29%
      Leasehold improvements             Straight-line method                20%

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.

INCOME  TAXES

         No provision for income taxes has been made since the Company elected to file an S- Corporation tax return under provisions for the federal and state tax laws. The income is distributed to its shareholders. At December 31, 1998, there are no net differences between the tax bases and the reported amounts of the S-Corporation's assets and liabilities.

CONCENTRATION  OF  CREDIT  RISK

         The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. No customer accounts for more than 10% of sales.

         The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits

                              INTERNET  ARENA,  INC.
                          NOTES  TO  FINANCIAL  STATEMENTS
                           December  31,  1998  and  1997
                 references  to  September  30,  1999  and  1998  are  unaudited
                                   (Continued)

NOTE  3  -  BANK  LOAN  -  LINE  OF  CREDIT

The Company's line-of-credit agreement with a bank terminated on November 9, 1999 and these funds are due on demand, including interest at the bank's prime rate plus 5%.

NOTE  4  -  SHORT-TERM  NOTES  PAYABLE

          Short-Term Notes Payable consist of loans from unrelated entities as of December 31, 1998. The notes are payable one year from the date of issuance together with interest at 9.50% A.P.R.

NOTE  5  -  SHAREHOLDER  -  ADVANCES

         The loan is payable to a shareholder, is unsecured without interest and has no fixed terms of repayment.

NOTE  6  -  LONG-TERM  DEBT

Long-term  debt  consists  of  the  following:

                                                                               1998                1997
                                                                       ------------------  -------------------
Note payable with interest at 10%, payments of $1,811
   monthly through October 2002 collateralized by equipment            $           55,125  $           62,644
Less   current maturities                                                         (14,296)            (14,296)
                                                                        ------------------  ------------------

Net long-term debt                                                     $           40,829  $           48,348
                                                                        ==================  ==================

Annual principal payments on long-term debt are as follows:

1999                                 $        14,296
2000                                          14,296
2001                                          14,296
2002                                          12,237
Thereafter                                         -
                                     ---------------

                                     $        55,125
                                     ===============

                              INTERNET ARENA, INC.
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1998 and 1997
             references to September 30, 1999 and 1998 are unaudited
                                   (Continued)


NOTE  7  -  RENT  AND  LEASE  EXPENSE

         The Company occupies certain sales offices under a noncancellable lease. The lease is for thirty-six months expiring July 31, 2000, after which it will be renewed or revert to month to month. The current lease requires minimum rental payments of $23,775 per year.

         The minimum future lease payments under these leases for the next five years are:

     Year Ended December 31,                                  Real Property         Equipment
---------------------------------                           -----------------   -----------------
         1999                                               $          23,775   $          47,881
         2000                                                          13,869              33,457
         2001                                                               -              20,901
         2002                                                               -              10,101
         2003                                                               -               7,668
         Thereafter                                                         -                   -
                                                            -----------------   -----------------

         Total minimum future lease payments                $          37,644   $         120,008
                                                            =================   =================


         The leases generally provides that insurance, maintenance and tax expenses are obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties.


         Rent  expenses  for  September  30, 1999 & 1998 was $71,365 and $47,200
respectively, and for December 31, 1998 and 1997 was $63,847 and $62,903 respectively.



NOTE  8  -  SHARE  CAPITAL

Authorized:
   35,000  common  shares  without  par  value


Issued  and  outstanding:
September  30,  1999  26,680  common  shares
December  31,  1998  15,246  common  shares
December  31,  1997  14,144  common  shares



                                     F  -  81

                          INDEPENDENT  AUDITOR'S  REPORT


Board  of  Directors  NetRover  Inc.

         We have audited the accompanying combined balance sheets of NetRover Inc .as of July 31, 1999 and 1998 and the related Combined statements of operations, changes in stockholder's equity and cash flows for the two years ended July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of NetRover Inc., as of September 30, 1999 July 31, 1999 and 1998, and the results of its operations and its cash flows for the two years ended July 31, 1999 and 1998 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                   Respectfully  submitted,


                                                   /S/  ROBISON,  HILL  &  CO.
                                                   Certified  Public Accountants

Salt  Lake  City,  Utah
March  29,  2000


                                     F  -  82

                                  NETROVER  INC.
                             COMBINED  BALANCE  SHEETS

                                          (Unaudited)
                                         September 30,           July 31,
                                                         -----------------------
                                              1999          1999          1998
                                           ---------     ---------     ---------
ASSETS

Current Assets
   Cash ...............................    $  30,527     $  20,725     $   3,130
   Accounts Receivable ................       51,606        44,653        45,447
   Prepaid Expenses ...................       31,413        72,531        50,862
                                           ---------     ---------     ---------

        Total Current Assets ..........      113,546       137,909        99,439

Property & Equipment

   Furniture & Equipment ..............      589,077       791,270          --
   Leasehold Improvements .............       12,007        48,194          --
                                           ---------     ---------     ---------
                                            601,084       839,464
   Less Accumulated Depreciation ......     (347,356)     (399,128)         --
                                           ---------     ---------     ---------

        Net Property & Equipment ......      253,728       440,336       556,956

Other Assets

Intangibles, Net ......................       42,534        43,212          --
                                           ---------     ---------     ---------

        Total Assets ..................    $ 409,808     $ 621,457     $ 656,395
                                           =========     =========     =========

                                     F-83

                                  NETROVER INC.
                             COMBINED BALANCE SHEETS
                                   (Continued)


                                                     (Unaudited)
                                                    September 30,             July 31,
                                                                    --------------------------
                                                         1999           1999           1998
                                                     -----------    -----------    -----------
LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

   Accounts Payable and Accrued Liabilities ......   $   177,314    $   248,905    $   165,437
   Deferred Revenue ..............................       395,559        393,165        371,157
   Shareholder Loans - Current ...................       662,270        669,877        486,321
   Current Portion Long-Term Debt ................        73,670         87,247         63,972
   Obligation Under Capital Lease ................          --           74,685        143,807
                                                     -----------    -----------    -----------

        Total Current Liabilities ................     1,308,813      1,473,879      1,230,694
                                                     -----------    -----------    -----------

Long Term and Other Liabilities

   Capital Lease Obligation ......................          --            2,373         69,279
   Shareholder Loans Long-Term ...................          --             --          269,000
                                                     -----------    -----------    -----------

        Total Long Term and Other Liabilities ....          --            2,373        338,279
                                                     -----------    -----------    -----------

        Total Liabilities ........................     1,308,813      1,476,252      1,568,973
                                                     -----------    -----------    -----------

Stockholder's Equity

   Preferred Stock ...............................          --             --             --
   Common Stock ..................................            74             74             74
    Deficit .............................. ........      (887,550)      (859,752)      (915,437)
   Currency Translation Adjustment ...............       (11,529)         4,883          2,785
                                                     -----------    -----------    -----------

        TOTAL STOCKHOLDER'S EQUITY ...............      (899,005)      (854,795)      (912,578)

                                                     -----------    -----------    -----------

        Total Liabilities and Stockholder's Equity   $   409,808    $   621,457    $   656,395
                                                     ===========    ===========    ===========

The accompanying notes are an integral part of these combined financial statements.

                                  NETROVER INC.
                        COMBINED STATEMENTS OF OPERATIONS


                                     (Unaudited)   (Unaudited)
                                     For the two   For the two
                                     months ended  months ended        For the year ended
                                     September 30, September 30,            July 31,
                                      -----------    ----------     --------------------------
                                          1999          1998           1999          1998
                                      -----------    ----------     -----------    -----------

REVENUES

   Sales ..........................   $   321,929    $  308,443     $ 1,850,655    $ 1,700,274
   Cost of Sales ..................       162,905       174,304       1,045,821        991,575
                                      -----------    ----------      -----------    -----------

        Gross Margin ..............       159,024        134,139        804,834        708,699

EXPENSES

   General and Administrative .....        93,431        107,174        643,044        703,179
                                      -----------    ------------    -----------    -----------

        Total Expenses ............        93,431        107,174        643,044        703,179

Other Income (Expense)
   Loss on disposal of assets .....       (85,468)            --        (45,353)          (905)
   Interest Expense ...............        (7,923)       (10,125)       (60,752)       (73,578)
                                      -----------    ------------    -----------    -----------

        Net Other Income (Loss) ...       (93,391)       (10,125)      (106,105)       (74,483)
                                      -----------    ------------    -----------    -----------

Income (Loss) Before Taxes ...............(27,798)        16,840         55,685        (68,963)

Income Tax Expense (Benefit) ......          --               --            --             --
                                      -----------    ------------    -----------    -----------

Net Income (Loss) .................   $   (27,798)   $    16,840    $    55,685    $   (68,963)
                                      ===========    ============    ===========    ===========

Weighted Average Shares Outstanding           200            200            200            200
                                      ===========    ===========     ===========    ===========

Income (Loss) Per Share ...........   $   (138.99)   $      84.20    $    278.43    $   (344.82)
                                      ===========    ============     ===========   ===========



The accompanying notes are an integral part of these combined financial statements.

                                  NETROVER INC.
             COMBINED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY


                                                                                      Currency
                            Preferred Stock         Common Stock                    Translation
                         ---------------------   ---------------------
                           Shares     Amount      Shares      Amount      Deficit    Adjustment     Total
                        ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance August 1, 1997       --     $    --           200   $      74    $(846,474)      --      $  (846,400)

Currency translation adjustment                                                          2,785         2,785
Net Loss ..............      --          --          --          --       (68,963)                   (68,963)
                         ---------   ---------   ---------   ---------   ---------    ---------     ---------

BALANCE JULY 31, 1998 ....   --          --           200          74    (915,437)       2,785      (912,578)
                                                                                                    =========

Currency translation adjustment                                                          2,098         2,098
Net Income ...............   --          --          --          --        55,685                     55,685
                          ---------   ---------   ---------   ---------   ---------    ---------    ---------


Balance July 31, 1999 ....   --          --           200          74    (859,752)       4,883      (854,795)

Currency translation adjustment                                                        (16,412)      (16,412)
Net Loss .................   --          --          --          --       (27,798)                   (27,798)
                          ---------   ---------   ---------   ---------   ---------    ---------    ---------

Balance September 30, 1999
   (Unaudited) ...........   --     $    --           200   $      74   $(887,550)   $ (11,529)   $ (899,005)
                         =========   =========   =========   =========   =========    =========    ==========


The  accompanying  notes  are an  integral  part  of  these  combined  financial statements.


                                  NETROVER INC.
                        COMBINED STATEMENTS OF CASH FLOWS


                                                  (unaudited)     (unaudited)
                                                  For the two     For the two
                                                 months ended    months ended       For the Year Ended
                                                 September 30,   September 30,           July 31,
                                                 ---------    --------------    -----------------------
                                                    1999           1998             1999         1998
                                                 ---------      -----------     ---------    ----------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net Loss .....................................   $ (27,798)   $    16,840       $  55,685    $ (68,963)
Adjustments used to reconcile net income
to net cash
provided by (used in) operating activities:
   Depreciation and amortization .............      26,917         269,792        178,751      154,009
   Deferred revenue ..........................       2,394           3,668         22,008       79,958
   Loss from disposal of assets ..............      85,468              --         45,353          905
   Currency translation adjustment ...........     (16,412)            350          2,098        2,785
Changes in operating assets and liabilities:

   (Increase) Decrease in accounts receivable       (4,480)         (2,689)       (16,132)      (6,681)
   (Increase) Decrease in Prepaid expenses ...      41,150          (3,570)       (21,424)     (13,059)
   Increase (Decrease) in Accounts payable ...     (75,950)          3,443         87,576     (168,340)
                                                 ---------        ---------      ---------    ---------
Net cash provided by operating activities ....      31,289          47,834        353,915      (19,386)
                                                 ---------        --------       ---------    ---------

CASH FLOWS FROM INVESTING

ACTIVITIES:

Acquisition of Property and Equipment ........        (906)           --        (148,187)      (40,295)
Proceeds from sale of fixed assets ...........        --              --           7,189          --
                                                 ---------            --        ---------     ---------
Net cash used by investing activities ........        (906)           --        (140,998)      (40,295)
                                                 ---------    ----------        ---------     ---------

CASH FLOWS FROM FINANCING

ACTIVITIES:

Repayment of Long-Term Debt ..................     (13,975)      (8,507)        (51,042)      (37,730)
Repayment of Shareholder Loan ................      (7,138)     (12,321)        (73,928)      (88,905)
Repayment of Capital Lease Obligation ........        --        (24,071)       (144,426)     (109,796)
Proceeds of Long-Term Debt ...................         532           --          74,074       299,242
                                                 ---------    ---------        ---------     ---------
Net cash used in financing activities ........     (20,581)     (44,899)       (195,322)       62,811
                                                 ---------    ----------       ---------     ---------

Net increase in cash and cash equivalents ....       9,802         2,935         17,595         3,130
Cash and cash equivalents at beginning of year      20,725         3,130          3,130          --
                                                 ---------    ----------       ---------     ---------

Cash and cash equivalents at end of the year .   $  30,527    $    6,065      $  20,725     $   3,130
                                                 =========    ==========       =========     =========

                                             NETROVER INC.
                                   COMBINED STATEMENT OF CASH FLOWS
                                            (Continued)


                                                  (unaudited)    (unaudited)
                                                  For the two    For the two
                                                 months ended    months ended      For the Year Ended
                                                 September 30,   September 30,         July 31,
                                                 ---------    --------------    ----------------------
                                                    1999         1998            1999         1998
                                                 ---------    ------------      ---------    ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:

Cash paid during the year for taxes ..........   $    --      $      --        $    --      $     --
Cash paid during the year for interest .......   $   5,401    $   5,261        $  31,568    $   33,351

SUPPLEMENTAL  DISCLOSURE  OF  NON-CASH  INVESTING  AND  FINANCING
ACTIVITIES:

None

The accompanying notes are an integral part of these combined financial statements.

                                  NETROVER  INC.
                     NOTES  TO  COMBINED  FINANCIAL  STATEMENTS
                             July  31,  1999  and  1998
                 references  to  September  30,  1999  and  1998  are  unaudited


NOTE  1  -  NATURE  OF  OPERATIONS  AND  GOING  CONCERN

         The accompanying combined financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

         Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $888,000 for the period from inception July 31, 1990 to September 30, 1999, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing through and has had discussions with various third parties, although no firm commitments have been obtained.

         The Company's future capital requirements will depend on numerous factors including, but not limited to, continued market penetration and profitable operations from its internet connection services.

         These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

         If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

ORGANIZATION  AND  BASIS  OF  PRESENTATION

         The Company was incorporated under the laws of the Province of Ontario on July 31, 1999 under the name of Akita Systems Group, Inc. and changed its name to Netrover, Inc. on March 24, 1995. At the close of business on October 4, 1999 CyPost Corporation acquired 100% of the outstanding shares of the Company. The Company's executive offices are in Vancouver, B.C., Canada.

                                  NETROVER  INC.
                     NOTES  TO  COMBINED  FINANCIAL  STATEMENTS
                             July  31,  1999  and  1998
                 references  to  September  30,  1999  and  1998  are  unaudited
                                   (Continued)


NOTE  1  -  NATURE  OF  OPERATIONS  AND  GOING  CONCERN  (CONTINUED)
-----------------------------------------------------------

ORGANIZATION  AND  BASIS  OF  PRESENTATION  (CONTINUED)

         The unaudited financial statements as of September 30, 1999 and for the two months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the two months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

NATURE  OF  BUSINESS


         The Company was formed for the purpose of engaging in internet services and any other activity within the purposes for which corporations may be formed under the laws of the Province of Ontario. Present operations include internet access service provider, website hosting and consulting, website development, sale of computer stations and custom programming.


COMBINATION  POLICY  -  COMMON  CONTROL

         The accompanying combined financial statements include the accounts of the Company and Netrover Office Inc. incorporated under the laws of the Province of Ontario, both of which are under common control. All significant inter-company  accounts  and  transactions  have been eliminated in combination.

NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES

         This summary of accounting policies for NetRover Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

REVENUE  RECOGNITION  AND  DEFERRED  REVENUES

         The Company's primary source of revenue is earned from internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

                                  NETROVER  INC.
                     NOTES  TO  COMBINED  FINANCIAL  STATEMENTS
                             July  31,  1999  and  1998
                 references  to  September  30,  1999  and  1998  are  unaudited
                                   (Continued)


NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)


COST OF SALES

     The direct costs to provide services consist of the costs incurred to lease and rent telephone communications lines and services from communication companies. Cost of sales includes the cost of purchasing computer equipment that is held for sale.


FOREIGN  CURRENCY  TRANSLATION

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate as of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

RECLASSIFICATION

         Certain reclassifications have been made in the 1999 and 1998 financial statements to conform with the September 30, 1999 presentation.

USE  OF  ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH  EQUIVALENTS

         For the purpose of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

INCOME  TAXES

         The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

                                  NETROVER  INC.
                     NOTES  TO  COMBINED  FINANCIAL  STATEMENTS
                             July  31,  1999  and  1998
                 references  to  September  30,  1999  and  1998  are  unaudited
                                   (Continued)

NOTE  2  -  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)

EARNINGS  (LOSS)  PER  SHARE

         The reconciliations of the numerators and denominators of the basic earnings per share ("EPS") computations are as follows:

                                                    September 30,                December 31,
                                          -----------------------------  ----------------------------
                                               1999            1998           1999              1998
                                          --------------  -------------  ---------------  ------------
NUMERATOR
Net Income (Loss) To Common Stockholder  $   (27,798)     $      16,840  $        55,685  $       (68,963)
                                         ===============  =============  ===============  ================
DENOMINATOR
Weighted Average Number of Common Shares             200            200              200               200
                                         ===============  =============  ===============  ================

EPS
Basic & Diluted Earnings (Loss) Per Share $  (138.99)     $       84.20  $   278.43       $       (344.82)
                                         ===============  =============  ===============  ================


There are no other potential common shares. The effects of potential common shares such as warrants would be anti-dilutive in each of the periods September 30, 1999 and December 31, 1998 are thus not considered.

PROPERTY  &  EQUIPMENT

         Fixed assets are stated at cost. Depreciation and amortization are computed using the declining balance and straight-line method over the estimated economic useful lives of the related assets as follows:

      Computer equipment                 Straight-line method        3 - 5 years
      Office furniture and fixtures      Straight-line method            5 years
      Leasehold improvements             Straight-line method            5 years

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their estimated economic useful lives.


Intangible  Assets
------------------

     Intangible assets consist of internet service provider accounts and is being amortized on the straight-line basis over a period of five years. The internet service provider accounts (Intangible Assets) were purchased for CDN $80,421 (USD $55,925) cash.

     The Company identifies and records impairment losses on intangible assets when events and circumstances indicate that such intangible asset might be impaired. The Company considers factors such as significant changes in the regulatory or business climate and projected future cash flows from the respective asset. Impairment losses are measured as the amount by which the carrying amount of the intangible asset exceeds its fair value.

                                  NETROVER  INC.
                     NOTES  TO  COMBINED  FINANCIAL  STATEMENTS
                             July  31,  1999  and  1998
                 references  to  September  30,  1999  and  1998  are  unaudited
                                   (Continued)


NOTE  3  -  SHARE  CAPITAL

o Class A, non-voting, non-cumulative shares, dividends retractable at the paid-up amount. Unlimited shares authorized, no par value, none issued
o Class B, non-voting, non-cumulative shares, dividends redeemable at the paid-up amount. Unlimited shares authorized, no par value, none issued
o Class C, non-voting, 10% non-cumulative shares, dividends retractable at the paid-up amount. Unlimited shares authorized, no par value, none issued
o Class D, non-voting, non-cumulative shares, dividends redeemable at the paid-up amount. Unlimited shares authorized, no par value, none issued
o        Common  shares.  Unlimited  shares authorized, no par value, 200 issued

NOTE  4  -  INCOME  TAXES

         In accordance with SFAS 109, the Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial statement reporting and the tax bases of the assets and liabilities, and are measured at the enacted tax rates that will be in effect when the differences are expected to reverse. Such differences principally arise from the timing of income and expense recognition for accounting and tax purposes.

         The application of SFAS 109 does not have any material effect on the assets, liabilities, or operations for the periods presented in these financial statements. Deferred tax assets arising from the Company's net operating loss carryforwards have been fully offset by a valuation allowance.

         At September 30, 1999, the Company has net operating loss carryforwards for income tax purposes of approximately $885,000 which are available to offset future taxable income. The Company's utilization of these carryforwards may be restricted due to changes in ownership during the year. The components of the deferred tax asset as of September 30, 1999 and July 31, 1999 and 1998 are as follows:

                                                          September                   July 31,
                                                             30,
                                                        ---------------    ----------------------------------
                                                            1999               1999              1998
                                                        ---------------    ---------------  -----------------
Deferred Tax Asset:
  Net operating loss carryforward                        $       345,100    $       334,600  $        356,500
Valuation Allowance                                             (345,100)          (334,600)         (356,500)
                                                          ---------------    ---------------  ----------------

Net Deferred Tax Asset                                   $          --      $          --    $           --
                                                          ================  ================  ================

                                  NETROVER INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             July 31, 1999 and 1998
                 references to September 30, 1999 and 1998 are unaudited
                                   (Continued)


NOTE 5 - LONG-TERM DEBT

         Long-Term Debt consists of the following.

                                                                 September 30,            July 31,
                                                                    1999          1999              1998
                                                               --------------  ---------------  ------------
A    Loan payable in monthly installments of $4,175
       until March 1, 2000, with interest at 10% to
      11%, collateralized by internet computer                  $    28,119      $    33,000      $          -
       equipment.
B    Non-interest bearing unsecured loan payable
        Due July 2000.                                                4,464            3,948                 -
          Unamortized discount based on imputed interest
          Rate of 10%                                                   467              413
C    Small business bank term loan repayable
       in monthly principal installments of $1,189
       to December 1999; interest at bank prime rate
       plus 2.75%.                                                       -             5,946            20,245
D      Small business bank term loan repayable
       in monthly principal installments of $1,824
       to September 1999; interest at bank prime rate
       plus 1.5%.                                                         -            3,647            25,569
E      Non-interest bearing loan payable from shareholders
       payable on demand, secured by general security
       agreement                                                    391,470          401,234           486,321
F     10% promissory note payable to a relative of a
       shareholder; balance due November 2002; secured
       general security agreement                                   270,800          268,640           269,000
G    Non-interest bearing unsecured loan payable                     40,620           40,296            18,158
                                                                ------------     -----------   ---------------
                                                                    735,940          757,124           819,293
     Less:  current maturities                                      735,940          757,124           550,293
                                                                ------------     -----------   ---------------

                 Net long-term debt                         $          --    $          --     $       269,000
                                                              ===============  ==============  ===============

As a result of the acquisition of the company as of October 4, 1999, the Company repaid items E, F and G in full during October 1999. This payment was financed by the acquiring company. The loan described in B above is presented on a discounted basis, and the loans described in E and G above have not been discounted because these loans do not have a fixed payment date.

                                  NETROVER  INC.
                     NOTES  TO  COMBINED  FINANCIAL  STATEMENTS
                             July  31,  1999  and  1998
                 references  to  September  30,  1999  and  1998  are  unaudited
                                   (Continued)



NOTE  6  -  OBLIGATION  UNDER  CAPITAL  LEASE

Future minimum payments together with the balance of the obligation due on computer equipment under capital lease are approximately as follows:

                                                            September 30,                 July 31,
                                                          -----------------  ---------------------------------
                                                                1999               1999                1998
                                                          -----------------  ---------------  ----------------

Capital leases payable                                     $        --        $      77,058      $     213,086
Less   current maturities                                           --               74,685            143,807
                                                          ---------------  ----------------  -----------------

Net long-term obligation                                   $        --        $       2,373      $      69,279
                                                     =================  ==================  ==================

The amount of assets leased under capital lease transactions at September 30, 1999, July 31, 1999 and July 31, 1998 are $Nil, $77,000 and $213,000
respectively.

The leases, which are payable in U.S. currency, expire between March and December 2000. The interest rates implicit in the leases range from 16.0% to 20.3%. As a result of the acquisition of the company as of October 4, 1999, the Company paid all leases in full during October 1999. This payment was financed by the acquiring company.


NOTE  7  -  COMMITMENT

         The Company leases office premises under a lease expiring December 2001. Future minimum lease payments will aggregate $33,715 over the next three years:

2000                                 $        31,210
2001                                           2,505
                                     ---------------

Total                                $        33,715
                                     ===============


     Rent expense for September 30, 1999 and 1998 was $4,891 and $5,202 and for July 31, 1999 and 1998 was $40,080 and $34,870.

NOTE  8  -  LOSS  ON  DISPOSAL  OF  ASSETS

     The loss on disposal of assets for the two (2) months ended September 30, 1999 and year ended July 31, 1999 was the result of the Company not exercising the purchase option on capital lease assets and writing off the carrying value of these assets.

     In the normal course of business during April 1999 the Company did not exercise the purchase option under capitalized leases and returned the assets to the lessor. The loss of $45,353 during the July 31, 1999 fiscal year was the result of the abandonment of obsolete equipment and the related installation costs.

     As a result of the acquisition of the Company on October 4, 1999, the Company paid all leases in full during October 1999. The Company did not exercise the purchase option for equipment which resulted in a loss on the abandonment of obsolete equipment and the related installation costs of $85,468 during September 1999.

                                THOMAS  P.  MONAHAN
                           CERTIFIED  PUBLIC  ACCOUNTANT
                              208  LEXINGTON  AVENUE
                           PATERSON,  NEW  JERSEY  07502
                                 (973)  790-8775
                               FAX  (973)  790-8845

To  The  Board  of  Directors  and  Shareholders of   Hermes Net Solutions, Inc.
      a  British  Columbia,  Canadian  corporation

       I have audited the accompanying balance sheet of Hermes Net Solutions, Inc. as of February 28, 1999 and the related statements of operations, cash flows and shareholders' equity for the years ended February 28, 1998 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

       I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

       In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hermes Net Solutions, Inc. as of February 28, 1999 and the results of its operations, shareholders equity and cash flows for the years ended February 28, 1998 and 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that Hermes Net Solutions, Inc. will continue as a going concern. As more fully described in Note 2, the Company has suffered recurring losses from operations and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

   S/THOMAS  P.  MONAHAN
------------------------
Thomas  P.  Monahan,  CPA
March  31,  2000
Paterson,  New  Jersey

                           HERMES  NET  SOLUTIONS,  INC.
                    A  BRITISH  COLUMBIA,  CANADIAN  CORPORATION
                                  BALANCE  SHEET
                                 (IN  US  DOLLARS)

                                                                           June 30,
                                                                             1999           February 28,
                                                                          UNAUDITED             1999
                                                                          ----------            ----
                               ASSETS
Current assets
  Cash and cash equivalents                                                  $82,804         $ 97,261
  ACCOUNTS RECEIVABLE NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF               74,256           48,471
                                                                             -------           ------
  Total current assets                                                       157,060          145,732

Property and equipment
  Furniture and fixtures                                                         772             772
  Computer equipment                                                          42,192          65,149
  LESS ACCUMULATED DEPRECIATION                                               (9,306)        (17,905)
                                                                              -------       --------
  TOTAL PROPERTY AND EQUIPMENT-NET                                            33,658          48,016
                                                                              -------         ------

TOTAL ASSETS                                                               $ 190,718        $193,748
                                                                           =========        ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued expenses                                      $67,362         $82,187
  Officer loans                                                               37,631          25,785
  DEFERRED INCOME                                                             70,820          69,988
                                                                              ------          ------
  Total current liabilities                                                  175,813         177,960


Stockholders' equity
  Common Stock authorized 20,000,000 shares, without  par value
Each.  At June 30, 1999, and February 28, 1999 there are 2,000,000
And 2,000,000 share outstanding respectively                                    679             679
  Deficit                                                                    (4,529)         (4,473)
  CURRENCY TRANSLATION ADJUSTMENT                                            18,755          19,582
                                                                            -------         -------
TOTAL STOCKHOLDERS' EQUITY                                                   14,905          15,788
                                                                            -------         -------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                $ 190,718        $193,748
                                                                           =========       ========

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                             STATEMENT OF OPERATIONS
                                 (IN US DOLLARS)

                                                                                For the four      For the four
                                               For the          For the         months ended      months ended
                                              year ended       year ended          June 30,         June 30,
                                             February 28,     February 28,          1998              1999
                                                 1998             1999            UNAUDITED         UNAUDITED
                                             -----------      ------------      -------------    -------------

Revenue                                         $143,598         $196,141        $62,367            $153,930

Direct Costs                                      54,324           80,250         26,419              56,680
                                             -----------      ------------      -------------    -------------

Gross profit                                      89,274          115,891         35,948              97,250

Operations:
  Selling, general and administrative             94,322          101,272         32,671              93,606
  DEPRECIATION AND  AMORTIZATION                   3,611           14,497          3,000               3,000
                                             -----------      ------------      -------------    -------------
  Total expense                                   97,933          115,769         35,671              96,606

Profit (Loss)  from operations                   (3,344)              122            277                 644

Other income

  Interest income                                    273            1,025             312              1,290
  INTEREST EXPENSE                               (1,156)          (1,393)           (464)            (1,990)
                                             -----------      ------------      -------------    -------------
  Total other income                               (883)           $(368)           (152)             $(700)

NET INCOME (LOSS)                             $(4,227)           $(246)           $125               $(56)
                                             ===========      ============      =============    =============

WEIGHTED AVERAGE SHARES OUTSTANDING            2,000,000        2,000,000       2,000,000          2,000,000
                                             ===========      ============      =============    =============

LOSS PER SHARE                                    $(0.00)          $(0.00)        $(0.00)            $(0.00)
                                             ===========      ============      =============    =============

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                             STATEMENT OF CASH FLOWS


                                                                                 For the four    For the four
                                                     For the         For the     months ended    months ended
                                                  year ended       year ended      June 30,        June 30,
                                                  February 28,     February 28,       1998            1999
                                                     1998             1999          UNAUDITED      UNAUDITED
                                                  ------------     -------------   -----------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                               $ (4,227)         $(246)          $125           $ (56)

  Depreciation and amortization                      3,611         14,497          3,000            3,000
  Deferred revenue                                  56,342         13,646          9,823              832
  Write off of fixed asset                                                                         11,358
  Currency translation                              19,322            260            325             (827)
Changes in operating assets and liabilities
  Accounts receivable                              (62,911)        14,440         12,761          (25,785)
  ACCOUNTS PAYABLE AND ACCRUED EXPENSES             20,293         61,894         30,594          (14,825)
                                                 ------------     -------------   -----------     -------------
TOTAL CASH FLOWS FROM OPERATIONS                    32,430        104,491         56,628          (26,303)

CASH FLOWS FROM FINANCING ACTIVITIES
  OFFICERS LOANS                                     9,543          5,341          2,500            11,846
                                                 ------------     -------------   -----------     -------------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES           9,543          5,341          2,500            11,846

CASH FLOWS FROM INVESTING ACTIVITIES
  PURCHASES FIXED ASSETS                           (24,180)         (41,741)      (15,000)              -
  INCORPORATION COST                                  (203)
                                                 ------------     -------------   -----------     -------------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES         (24,383)         (41,741)      (15,000)

NET INCREASE (DECREASE) IN CASH                     17,590           68,091        44,128        (14,457)
CASH BALANCE BEGINNING OF PERIOD                    11,580           29,170        29,170         97,261
                                                 ------------     -------------   -----------     -------------
CASH BALANCE END OF PERIOD                       $  29,170        $  97,261       $73,298        $82,804
                                                 ============     =============   ===========    ==============

                           HERMES NET SOLUTIONS, INC.
                    A BRITISH COLUMBIA, CANADIAN CORPORATION
                        STATEMENT OF STOCKHOLDERS EQUITY

                                                                                 Currency
Date                                Common        Common                         translation
                                    STOCK         STOCK          DEFICIT         ADJUSTMENT        TOTAL

Balance February 28, 1997         2,000,000       $679                             $19,337          $20,016
Currency translation adjustment                                                       (187)            (187)
NET LOSS                                                          (4,227)                            (4,227)
                                  ---------    ----------        ----------         ----------     ---------
Balance December 31, 1998         2,000,000        679            (4,227)           19,524           15,976

Currency translation adjustment                                                        (58)             (58)
NET LOSS                                                            (246)                              (246)
                                  ---------    -------          ----------            -------        -------
Balance February 28, 1999         2,000,000       $679           $(4,473)           $19,582          $15,788

Unaudited

Currency translation adjustment                                                         (827)          (827)
NET LOSS JUNE 30, 1999                                               (56)                               (56)
                                 ---------     -------          ----------            -------        -------
BALANCE JUNE 30, 1999             2,000,000       $679           $(4,529)            $18,755          14,905
                                 ==========      =====            ========           ========         ======

NOTE  1  -  FORMATION  OF  COMPANY  AND  ISSUANCE  OF  COMMON  STOCK

A.  FORMATION  AND  DESCRIPTION  OF  THE  COMPANY

         Hermes Net Solutions, Inc. (the "Company"), was formed on December 23,1996 under the Company Act (British Columbia) and is authorized to issue20,000,000 shares of common stock, without par value.

B.  DESCRIPTION  OF  COMPANY

         The Company was formed for the purpose of engaging in Internet services and any other activity within the purposes for which corporations may be formed under the Company Act of British Columbia. Present operations include Internet access service provider, web site hosting and consulting and custom programming.

NOTE  2-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

A.  BASIS  OF  FINANCIAL  STATEMENT  PRESENTATION

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred net losses of $4,529 from inception to June 30, 1999. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company will be relying upon the resources of management to provide the necessary working capital to sustain the Company's continued operations until adequate financing can be located or the company achieves profitability. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing.

         The financial statements presented at February 28, 1999 consist of the balance sheet as at February 28, 1999 and the statements of operations, cash flows and stockholders equity for the years ending February 28, 1998 and 1999.

         The unaudited financial statements presented at June 30, 1999 consist of the balance sheet as at June 30, 1999 and the statements of operations, cash flows and stockholders equity for the four months ended June 30, 1999 and 1998.

B.  CASH  AND  CASH  EQUIVALENTS


         Cash and Cash Equivalents - Temporary investments with a maturity of less than three months when purchased are treated as cash

C.  PROPERTY  AND  EQUIPMENT

         Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives using the straight line methods over a period of five years. Maintenance and repairs are charged against operations and betterment's are capitalized.

D.  REVENUE  RECOGNITION

         The Company's primary source of revenue is earned from Internet connection services. For contracts which exceed one month, revenue is recognized on a straight-line basis over the term of the contract as services are provided. Revenue applicable to future periods are classified as deferred revenue.

E.  SELLING  AND  MARKETING  COSTS


         Selling and Marketing costs, are expensed as incurred. For the years ending February 28, 1998 and 1999 and for the four months ended June 30, 1999 and 1998 was $5,493, $16 , $-0- and $-0- respectively.


F.  DIRECT  COSTS

         The "direct costs" to provide services consist of the costs incurred to lease and rent telephone communications lines and services from communications companies.

G.  SOFTWARE  DEVELOPMENT

         Under the criteria set forth in SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed" capitalization of software development costs begins upon the establishment of technological feasibility of the product, which the Company has defined as the completion of beta testing of a working product. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology. No software development costs have been capitalized by the Company to date.

H.  RECENT  ACCOUNTING  PRONOUNCEMENTS

         In March, 1998, the American Institute of Certified Public Accountants issued Statements of Position 98-1 (SOP 98-1), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The implementation of SOP 98-1 does not have a material impact on the Company's financial position or results of operations. Computer software costs that are incurred in the preliminary project stage are expensed as incurred. Once the capitalization criteria of the SOP have been met, costs incurred when developing computer software for internal are capitalized. No software development costs have been capitalized by the Company to date.

i.  Use  of  Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j.  Foreign  Currency  Translation

         The functional currency of the Company is Canadian dollars. Balance sheet accounts are translated to U.S. dollars at the current exchange rate of the balance sheet date. Income statement items are translated at average exchange rates during the period. The resulting translation adjustment is recorded as a separate component of stockholder' equity.

k.  Significant  Concentration  of  Credit  Risk

         At February 28, 1999 and June 30, 1999, the Company has concentrated its credit risk by maintaining deposits in one banks. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

L.  LOSS  PER  SHARE:


         Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the period. For the years ended February 28, 1998 and 1999 and for the four months ended June 30, 1999 and 1998, there were no dilutive securities outstanding.


m.  Unaudited  financial  information


         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 1999 and the results of its operations and its cash flows for the four months ended June 30, 1999 and 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.


NOTE  3  -  SALE  OF  COMPANY

         On June 30, 1999, the Company entered into a Share Purchase Agreement (the "Agreement"), with Cypost Corporation ("Cypost") pursuant to which the Company sold all of its issued and outstanding shares of common stock for a cash consideration of U.S. $528,000.

NOTE  4  -  RELATED  PARTY  TRANSACTIONS

         A.  OFFICER  SALARIES

         No  officer  has  received  a  salary  in  excess  of  $100,000.


         B.  OFFICERS  LOANS


         As of February 28, 1999 and June 30, 1999, the Company is obligated to repay monies advanced by officers of the Company aggregating $25,785 and $37,631 respectively with interest at 6% and is payable on demand.

NOTE  6  -  INCOME  TAXES

         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of February 28, 1999 and June 30, 1999, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

         At June 30, 1999, the Company has net operating loss carry forwards for income tax purposes of $4,529. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

         The components of the net deferred tax asset as of June 30, 1999 is as follows:

       Deferred  tax  asset:

            Net  operating  loss  carry  forward                  $  1,540
            Valuation  allowance                                  $ (1,540)
                                                                  ---------

            Net  deferred  tax  asset                             $     -0-
                                                                  =========

         The Company recognized no income tax benefit for the loss generated in the period from inception to June 30, 1999.

         SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income.

         Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.

NOTE  7  -  BUSINESS  AND  CREDIT  CONCENTRATIONS

         The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

NOTE  8  -  COMMITMENTS

         The Company leases office space under a year lease expiring January 31, 2000 for an aggregate rental of Cdn $9,948 (U.S. $6,756).

         Rent expense for the years ended February 28, 1998 and 1999 and for the four months ended June 30, 1999 was U.S. $5,129, $5,029 and $2,509 respectively.



NOTE  9  -  Write-off  of  Fixed  Asset

          For the four months ended June 30, 1999, the Company wrote-off obsolete equipment with a carrying value of $11,358 - This amount included in direct costs in the statement of operations.